02033614

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PE

Report of Foreign Issuer
May 07, 2002

Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

1-31232

Commission file number: ~~333-14278~~

WIMM-BILL-DANN FOODS OJSC

(Exact name of Registrant as specified in its charter)

Russian Federation

(Jurisdiction of incorporation or organization)

16, Yauzsky Boulevard
Moscow 109028
Russian Federation

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F . . . X . . . . Form 40-F . . . .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes . . . . . . No . . .X. . . .

Please, find attached hereto are materials to be distributed to the companie`s shareholders prior to the shareholder`s meeting on May, 31, 2002

AUDITOR'S OPINION ON THE RELIABILITY OF FINANCIAL STATEMENTS OF OPEN JOINT STOCK COMPANY "WIMM-BILL-DANN FOODS" AND CONFORMITY OF ACCOUNTING PROCEDURES TO THE LEGISLATION OF THE RUSSIAN FEDERATION FOR THE YEAR ENDING DECEMBER 31, 2001

1. INTRODUCTION

An audit of the financial statements of OJSC Wimm-Bill-Dann Foods (hereinafter, the "Company") for 2001 was conducted by CJSC UNICON/MS Consulting Group pursuant to contract No. 111-15003/2002 of March 15, 2002, on the basis of a resolution of the general meeting of shareholders of the Company to approve CJSC UNICON/MS Consulting Group as the official auditor (minutes of September 7, 2001, No. 2).

Summary information on CJSC UNICON/MS Consulting Group.

CJSC UNICON/MS Consulting Group has been registered by the Moscow Registration Chamber. **Certification of State Registration No. 272.543 of October 5, 1992. Banking details:**

Taxpayer Identification Number (INN): 7716021332

Settlement account 40702810938270101484 at Tsaritsino OSB No. 7978 of Sberbank of Russia, Moscow

Correspondent account 30101810400000000225

BIC 044525225

OKONKh code 84400, **OKNO code** 11450284

Postal address: 11345, Moscow, Varshavskoe shosse, d. 125

Telephone: (095) 319-4656, 319-6636

Tel./fax: (095) 319-5909

E-mail: reception@unicon-ms.ru

Web: http://www.unicon-ms.ru

General director: Andrei Yurievich Dubinsky

CJSC UNICON/MS Consulting Group has the following licenses:

License to practice auditing in the area of a general audits, No. 004196 of February 16, 2000, issued by the RF Ministry of Finance on the basis of Order No. 356 of December 27, 1999, of the RF Ministry of Finance, valid until December 27, 2002;

License to practice auditing in the area of banking audits, No. 006332 of June 18, 1998, issued by the Central Attestation and Licensing Audit Commission of the RF Central Bank on the basis of Decision No. 4 of June 18, 1998, valid until June 18, 2003;

License to practice auditing in the area of audits of insurance organizations and mutual insurance companies (audits of insurers), No. 013793 of April 15, 1998, issued by the Central Attestation and Licensing Audit Commission of the RF Ministry of Finance on the basis of Decision No. 54 of March 27, 1998, valid until April 15, 2003;

License to practice auditing in the area of audits of exchanges, extrabudgetary funds, and investment institutions, No. 000001 of June 7, 1999, issued by the RF Ministry of Finance on the basis of Order No. 132 of June 7, 1999, valid until June 7, 2002.

The managing director of the department of auditor services, Natalya Vasilievna Kharlamova, is authorized to sign the Auditor's Opinion on the basis of an order issued by the general director of CJSC UNICON/MS Consulting Group, No. 262 of December 27, 2001; a qualification attestation of the RF Ministry of Finance for general audits, No. 025432, issued on the basis of a decision of the Central Attestation and Licensing Audit Commission of the RF Ministry of Finance dated March 25, 1999, valid until March 25, 2002 (currently in renewal).

The audit was conducted in one phase: from March 18, 2002, through March 22, 2002.

The following persons participated in the audit: Vadim Nikolaevich Goncharov.

Vadim Georgievich Kovaleev
director in the auditor services department (the "Auditor"), qualification attestation No. 023239 of June 30, 1998, issued by the TsALAK [Central Attestation and Licensing Audit Commission] of the Ministry of Finance of Russia, valid until July 30, 2004;
senior manager in the auditor services department, qualification attestation No. 023224 of July 30, 1998, issued by the TsALAK of the Ministry of Finance of Russia, valid until July 30, 2004;

Natalya Yakovlevna Grabovskaya, project manager, qualification attestation No. 040144 of November 28, 2001, issued by the TsALAK of the Ministry of Finance of Russia, without expiration date.

2. RESULTS

OPINION
OF CJSC UNICON/MS CONSULTING GROUP TO SHAREHOLDERS OF OJSC "WIMM-BILL-DANN FOODS" ON FINANCIAL STATEMENTS OF OJSC "WIMM-BILL-DANN FOODS" FOR 2001

1. We conducted an audit of the attached financial statements, which were prepared on the basis of results of the Company's activities for 2001;

- Balance Sheet (Form No. 1);
- Statement of Profits and Losses (Form No. 2);
- Cash flow report (Form No. 3);
- Report on Changes in Capital (Form No. 4);
- Annexes to Balance Sheet (Form No. 5);
- Explanatory note to annual financial statements.

These reports were prepared by the executive body of the Company in accordance with the norms established by Federal Law No. 129-FZ of November 21, 1996, "On Accounting" (as amended); the Regulation on Accounting and Reporting in the RF, approved by Order No. 34n of July 29, 1998, of the RF Ministry of Finance; the Accounting Regulation "Financial Statements of an Organization" (PBU 4/99), approved by Order No. 43n of July 6, 1999, of the RF Ministry of Finance, Order No. 4n of January 13, 2000, "On Forms of Financial Statements of Organizations," and other normative acts of the RF regulating the procedure for keeping accounting records and preparing financial statements.
Liability for the preparation of reports is borne by the Company's executive body. Our responsibility is to express an opinion on the reliability of these reports in all material respects on the basis of the conducted audit.

2. We conducted an audit in accordance with Federal Law No. 119-FZ of August 7, 201, "On Auditing Activity" (as amended). In conducting the audit we also used internal auditing standards and methods.
The audit was planned and performed to obtain reasonable assurance that the financial statements contained no material misstatements. The audit included the selective examination of evidence supporting the amounts and disclosures contained in the financial statements.

The examination of economic and financial transactions completed by the company for conformity with current legislation was conducted exclusively to obtain reasonable assurance that the financial statements do not contain material misstatements.

We believe that our audit provides a reasonable basis for the opinion that the financial statements are reliable and that the procedure for keeping accounting records conforms to RF legislation.
Our audit of the Company's financial statements for 2001 did not reveal any material errors or defects relating to systems of internal control, accounting, and compliance with current legislation.
In our opinion, the financial statements attached to this opinion are reliable, that is, were prepared in such a way as to ensure the reflection, in all material respects, of the assets and liabilities of the Company as at December 31, 2001, and the financial results of its activities for 2001 on the basis of the requirements of Federal Law No. 129-FZ of November 21, 1996, "On Accounting" (as amended), the Regulation on Accounting and Reporting in the RF, approved by Order No. 34n of July 29, 1998, of the RF Ministry of Finance, the Accounting Regulation "Financial Statements of an Organization" (PBU 4/99), approved by Order No. 43 of the RF Ministry of Finance, and other normative enactments of the RF regulating the procedure for keeping accounting records and preparing financial statements.

Enclosures. Financial statements of the Company for 2001 on 19 pages:

- Balance sheet (Form No. 1), on 4 pages;
- Statement of profits and losses (Form No. 2), on 2 pages;
- Report on changes in capital (Form No. 3), on 2 pages;
- Cash flow report (Form No. 4), on 2 pages;
- Annex to the balance sheet (Form No. 5), on 6 pages;
- Explanatory note to the annual financial statements, on 3 pages.

Approved
by the General Meeting of Shareholders
of OJSC Wimm Bill Dann Food Products
Minutes No. ___ of __________________, 2002
Chairman of the Meeting

_______________________(_______________)

Secretary of the Meeting

_______________________(_______________)

CHARTER

OF OPEN JOINT STOCK COMPANY

WIMM BILL DANN FOODS

(restated version)

Moscow, 2002

ARTICLE 1: NAME, LOCATION, AND PERIOD OF ACTIVITY

1.1 OPEN JOINT STOCK COMPANY "WIMM-BILL-DANN FOODS" (hereinafter, the "Company") has been created and operates in accordance with the RF Civil Code; Federal Law No. 208-FZ of December 26, 1995, "On Joint Stock Companies" (the "JSC Law"); the Law "On Foreign Investments in the Russian Federation"; and other current Russian legislation and this charter of the Company.

The Company has been created by reorganization, in the form of transformation of Wimm-Bill-Dann Food Products, a limited liability company registered by the State Registration Chamber under the Ministry of Justice of the Russian Federation (certificate of registration and entry into the state register of commercial organizations No. R-15968.15 of April 16, 2001). The Company is the full successor to all rights and obligations of Wimm-Bill-Dann Food Products limited liability company.

1.2 Type of the Company: open joint stock company.

1.3 Full trade name of the Company in the Russian language: ОТКРЫТОЕ АКЦИОНЕРНОЕ ОБЩЕСТВО "ВИММ-БИЛЛЬ-ДАНН ПРОДУКТЫ ПИТАНИЯ".

1.4 Full trade name of the Company in the English language: OPEN JOINT STOCK COMPANY "WIMM-BILL-DANN FOODS".

1.5 Short trade name in the Russian language: ОАО "ВБД ПП".

1.6 Short trade name in the English language: WBD FOODS.

1.7 Documents of the Company intended for third parties must contain one of the names specified above.

1.8 Location of the Company: 109028, Moscow, Yauzsky bulvar, d. 16/15, Room 306. The location of the Company is the permanent location of its one-person executive body, the Chairman of the Management Board.

1.9 Postal address of the Company: 109028, Moscow, Yauzsky bulvar, d. 16/15, Room 306

1.10 The Company is founded for an unlimited period of activity.

1.11 The number of shareholders that the Company may have is unlimited.

ARTICLE 2: LEGAL STATUS OF THE COMPANY

2.1 The Company is a legal entity and owns separate property accounted for on its own independent balance sheet. The Company may in its own name acquire and exercise property and non-property rights, perform obligations, and be a plaintiff or a defendant in court. The Company shall be considered created as a legal entity from the time of its state registration.

2.2 The Company shall have civil rights and bear obligations necessary for the carrying out of any activities not prohibited by federal laws.

Certain activities, the list of which is defined by federal laws, may be engaged in by the Company only on the basis of a special authorization (license). If the terms of granting of the special authorization (license) to engage in a certain activity require that the activity be engaged in exclusively, then during the period of validity of the special authorization (license) the Company shall not have the right to engage in activities other than those provided for by the special authorization (license) and attendant activities.

2.3 The Company shall have a circular seal bearing its full trade name in Russian and specifying its location. The seal may also include the Company's trade name in any foreign language. The Company may have letterheads and forms bearing its name, its own logo, and duly registered trademarks and other means of visual identification.

2.4 The Company has the right to open bank accounts in the Russian Federation and elsewhere in the established manner.

2.5 The Company may on a voluntary basis join unions, associations, concerns, and intersectoral, regional, and other associations, on terms consistent with the current legislation of the Russian Federation.

2.6 In accordance with the provisions of current legislation the Company may create branches and open representative offices in the territory of the Russian Federation. The creation of branches and the opening of representative offices by the Company outside the territory of the Russian Federation shall be done also in accordance with the legislation of the foreign state where the respective branches and representative offices are located, unless otherwise provided by an international treaty of the Russian Federation.

2.7 Branches and representative offices shall not be legal entities and shall act on the basis of a Regulation approved by the Company. Branches and representatives offices shall be provided with property by the Company that created them, and such property shall be accounted both on their individual balance sheets and on the Company's balance sheet. The directors of branches and representative offices shall be appointed by the Company and act on the basis of powers of attorney issued by the Company.

2.8 Branches and representative offices shall carry out their activities in the name of the Company that created them. Liability for the activities of branches and representative offices shall be borne by the Company that created them. At the time of its founding the Company has no branches or representative offices.

2.9 The Company may have subsidiaries and dependent companies with the rights of a legal entity in the territory of the Russian Federation, created in accordance with the current legislation of the Russian

Federation, and elsewhere, created in accordance with the legislation of the foreign state where the respective subsidiary or dependent company is located, unless otherwise provided by an international treaty of the Russian Federation. The Company may acquire and own securities (participatory interests in capital) of other enterprises in accordance with current legislation.

2.10 Interference in the Company's administrative and economic activity on the part of state, public, and other organizations is not permitted, unless such interference is occasioned by their rights to carry out supervisory functions in accordance with the current legislation of the Russian Federation.

2.11 Work shall be performed and services shall be provided at the prices and rates and in the forms established by the Company independently, except in the cases provided for by current legislation.

2.12 In relation to the Company a special right of the Russian Federation, a subject of the Russian Federation, or a municipal unit to participate in the management of the Company shall not be exercised (no "golden share" shall exist).

ARTICLE 3. LIABILITY OF THE COMPANY AND ITS SHAREHOLDERS.

3.1 The Company is liable for its obligations to the extent of all its property.

3.2 The Company is not liable for the obligations of its shareholders.

3.3 Shareholders are not liable for the obligations of the Company and bear the risk of losses associated with its activity only to the extent of the value of the shares owned by them.

3.4 Shareholders who have not fully paid for shares are solidarily liable for the Company's obligations to the extent of the unpaid portion of the value of the shares owned by them.

3.5 If the Company becomes insolvent (bankrupt) due to the actions (or omissions) of its shareholders or other persons having the right to issue instructions binding upon the Company or otherwise able to determine its actions, then said shareholders or other persons may be held subsidiarily liable for the obligations of the Company in the event that its property is insufficient.

3.6 The State and its bodies are not liable for the obligations of the Company, and the Company is not liable for the obligations of the State and its bodies.

ARTICLE 4. GOALS, SUBJECT-MATTER, AND TYPES OF ACTIVITY OF THE COMPANY.

4.1 The main goal of the Company is the fullest and highest-quality satisfaction of the needs of legal entities and natural persons for products (work, services) produced (performed, rendered) by the Company in accordance with its charter activity, and the earning of profits.

4.2 The subject-matter of the Company's activity is economic activity by means of unification of financial resources of the Company's shareholders for the purpose of satisfying public needs for consumer goods and goods intended for manufacturing purposes (primarily, food products, milk products, juices, and beverages) and the earning profits on behalf of the shareholders.

4.3 The Company's main activities are production and sale (wholesale and retail) of food products (milk and sour milk products, mineral water, fruit and vegetable juices and beverages, children's food) and organization of production and sale of these products.

4.4 In order to achieve its established goals the Company shall carry out the following activities:

- 4.4.1 production and sale of milk and sour milk products;
- 4.4.2 production and sale of children's food products, dietetic products, and confectionery;
- 4.4.3 production and sale of food products, juices, and beverages;
- 4.4.4 production and sale of mineral water;
- 4.4.5 wholesale and retail trade;
- 4.4.6 economic management of retail and wholesale trade;
- 4.4.7 supply and sale;
- 4.4.8 economic management of supply and sale of materials and equipment;
- 4.4.9 market research; consulting in matters of commercial activity, finance, and management;
- 4.4.10 forwarding services;
- 4.4.11 foreign economic activity.

4.5 The Company may also carry out any other activities not prohibited by legislative acts of the Russian Federation.

ARTICLE 5. ORGANIZATIONAL DOCUMENTS OF THE COMPANY.

5.1 This charter is the organizational document of the Company.

5.2 The requirements of the Company's charter are binding upon all bodies of the Company and its shareholders.

5.3 Making of revisions and additions to the Company's charter or approval of a restated version of the charter shall be done pursuant to a resolution of the General Meeting of Shareholders.

5.4 Making of revisions and additions to the Company's charter or approval of a restated version of the Company's charter shall be done pursuant to a resolution of the General Meeting of Shareholders adopted by a majority of three-fourths of its shareholders owning voting shares and attending the respective meeting, except in the following cases:

5.4.1 Making of revisions and additions to the Company's charter according to the results of placement of shares of the Company, including revisions associated with an increase in the Charter Capital, shall be done on the basis of the resolution of the General Meeting of Shareholders to increase the Charter Capital increase and the registered report on the results of the issuing of shares. In the event that the Charter Capital is increased by means of placement of additional shares, the Charter Capital shall be increased by the sum of the par values of the placed additional shares, and the number of authorized shares of each category and class shall be decreased by the number of placed additional shares of the respective category and class.

5.4.2 Making of revisions and additions to the Company's charter in connection with a decrease in the Charter Capital by means of acquisition of shares of the Company for the purpose of their cancellation shall be done on the basis of the resolution of the General Meeting of Shareholders concerning such decrease and the report, approved by the Board of Directors, on the results of acquisition of shares. In such case, the Charter Capital shall be decreased by the sum of the par values of the cancelled shares.

5.4.3 Making of revisions to the Company's charter in connection with the creation of branches, the opening of representative offices, and the liquidation thereof shall be done on the basis of a resolution of the Board of Directors.

ARTICLE 6. CHARTER CAPITAL OF THE COMPANY

6.1 The charter capital of the Company (the "Charter Capital") is formed from the par value of the shares of the Company acquired by the shareholders.

6.2 The Charter Capital defines the minimum amount of property of the Company securing the interests of its creditors.

6.3 The Charter Capital is equal to 880,000,000 (eight hundred eighty million) rubles and is divided into 44,000,000 (forty-four million) registered common shares with an identical par value of 20 (twenty) rubles each.

6.4 As at the time of approval of this version of the charter, the Charter Capital has been fully paid in.

6.5 The Charter Capital may be increased by means of an increase in the par value of shares or placement of additional shares.

6.6 Increases in the Charter Capital are permitted only after it has been fully paid in. An increase in the Charter Capital for the purpose of covering losses suffered by the Company is not permitted.

6.7 Resolutions to increase the Charter Capital by means of an increase in the par value of shares and resolutions to convert other issued securities into shares shall be adopted by the General Meeting of Shareholders.

Resolutions to increase the Charter Capital by means of placement of additional shares shall be adopted by the General Meeting of Shareholders or by the Board of Directors.

Resolutions of the Board of Directors to increase the Charter Capital by means of placement of additional shares shall be adopted by the Board of Directors on the condition of unanimity of all members of the Board of Directors; therewith, the votes of removed members of the Board of Directors shall be disregarded.

6.8 Additional shares may be placed by the Company only within the limits of the number of authorized shares established by the Company's charter.

6.9 A resolution to increase the Charter Capital by means of placement of additional shares may be adopted by the General Meeting of Shareholders simultaneously with a resolution adding to the Company's charter the provisions on authorized shares required under the JSC Law for the adoption of such resolution, or a resolution revising the provisions on authorized shares.

6.10 A resolution to increase the Charter Capital by means of placement of additional shares must define the number of additional common shares and preferred shares of each class to be placed within the limits of the number of authorized shares of the same category (class); the method of placement; the placement price for shares being placed by subscription or the procedure for determining it, including the placement price, or procedure for determining the placement price, for placement of shares with shareholders holding a preemptive right to purchase shares being placed; and the form of payment for additional shares being placed by subscription. Such resolution may also define other terms and conditions of placement.

6.11 An increase in the Charter Capital by means of placement of additional shares may be done on the basis of property of the Company. An increase in the Charter Capital by means of an increase in the par value of shares may be done only on the basis of property of the Company.

The amount by which the Charter Capital is increased on the basis of property of the Company must not exceed the difference between the value of the Company's net assets and the sum of the Company's Charter Capital and reserve fund.

In the event of an increase in the Charter Capital on the basis of property of the Company by means of placement of additional shares, such shares shall be distributed among all shareholders. In case of such distribution, each shareholder shall receive shares of the same category (class) as the shares owned by him, in proportion to the number of shares owned by him. It is not permitted to increase the Charter Capital on the basis of property of the Company by means of placement of additional shares in such a way that fractional shares would be formed as a result.

6.12 The Company has the right, and in the cases provided for by the JSC Law, the obligation, to decrease its Charter Capital. The Charter Capital may be decreased by means of a decrease in the par value of shares or by reduction of their total number, including by acquisition of a portion of the shares of the Company, in the cases provided for by the JSC Law.

6.13 The Company has the right to decrease the Charter Capital by means of acquisition and cancellation of a portion of the shares of the Company.

6.14 The Company does not have the right to decrease its Charter Capital if the amount of the Charter Capital would, as a result, fall below the minimum amount of charter capital, determined in accordance with the JSC Law on the date of submission of documents for state registration of corresponding amendments to the Company's charter, or, in cases when the Company is obligated by the JSC Law to decrease its Charter Capital, on the date of state registration of the Company.

6.15 Resolutions to decrease the Charter Capital by means of a decrease in the par value of shares or by acquisition of a portion of the shares for the purpose of reducing their total number shall be adopted by the General Meeting of Shareholders.

6.16 If, when the preemptive right to acquire additional shares is exercised, or when shares are consolidated, the acquisition of a whole number of shares is impossible, fractions of shares ("fractional shares") shall be formed.

6.17 A fractional share grants the shareholder who owns it the same rights granted by a share of the same category (class), but in an amount corresponding to the fraction of the whole share of which it is a part.

6.18 For the purposes of reflecting the total number of placed shares in the Company's charter, all placed fractional shares shall be totaled. If a fractional number forms as a result, the number of placed shares shall be stated in the Company's charter as a fractional number.

6.19 Fractional shares shall be circulated on an equal basis with whole shares. If one person acquires two or more fractional shares of the same category (class), such shares shall form a whole share and (or) a fractional share equal to the sum of the fractional shares.

ARTICLE 7. SHARES OF THE COMPANY

7.1 A share is a security issued by the Company that certifies the *in personam* right of the Company's shareholders in relation to the Company. Shares shall be issued in uncertificated form, in the form of entries in the Shareholders Register.

7.2 The Company shall place common shares and has the right to place one or more classes of preferred shares, provided that the terms of their issuance are consistent with the current legislation of the Russian Federation.

7.3 All shares of the Company shall be registered shares.

7.4 The Company may additionally place the following categories (classes) of authorized shares: __________ (__________) common shares with a par value of 20 (twenty) rubles each.

7.5 All additional common shares of the Company, if such shares are placed, shall grant their owners (shareholders) an identical amount of rights, on an equal basis with common shares already placed by the Company at the time of adoption of the resolution to place additional shares.

7.6 All additional preferred shares of the Company, if such shares are placed, shall grant their owners (shareholders) an identical amount of rights. The amount of the dividend and (or) liquidation value of additional preferred shares of the Company shall be established by the General Meeting of Shareholders simultaneously with the adoption of the resolution to increase the Charter Capital by means of issuance of additional preferred shares.

7.7 If the Company places securities convertible into shares of a certain category (class), the number of authorized shares of that category (class) must be no less than the number necessary for conversion for the duration of circulation of such securities. The Company is not entitled to adopt any resolution that would alter the rights granted by shares into which securities placed by the Company may be converted.

7.8 Payment for shares of the Company may be made in money, securities, other things, or property rights or other rights having a monetary valuation (however, only rights to intellectual property that have a material (documentary) form recognized by law and may in fact be alienated from their holders and sold to any authorized persons shall be acceptable in payment for shares). The form of payment for additional shares shall be established by the resolution to place them. Payment for other issued securities shall be made only in money.

7.9 Additional shares and other issued securities of the Company placed by subscription shall be placed on the condition of full payment therefor.

7.10 When additional shares are paid for in nonmonetary means, a monetary appraisal of the property contributed in payment for shares shall be made by the Board of Directors in accordance with article 77 of the JSC Law.

7.11 When additional shares are paid for in nonmonetary means, an independent appraiser shall be engaged to determine the market value of such property. The value established by the monetary appraisal of such property made by the founders of the Company and the Board of Directors shall not exceed the value established by the appraisal made by the independent appraiser.

7.12 It is not permitted to relieve a shareholder of his obligation to pay for shares of the Company, whether such relief be done by way of an offset of claims against the Company or otherwise.

ARTICLE 8. RIGHTS OF SHAREHOLDERS OWNING COMMON SHARES OF THE COMPANY.

8.1 Each common share of the Company grants the shareholder who owns it an identical amount of rights.

8.2 Shareholders owning common shares of the Company may in accordance with the JSC Law and the Company's charter participate in the General Meeting of Shareholders with the right to vote on all issues within its competence, and are entitled to receive dividends and, in the event of the Company's liquidation, a part of its property.

8.3 A shareholder also has the right:

8.3.1 to elect and be elected to the management and supervisory bodies of the Company;

8.3.2 to obtain information from the Company's management bodies in the manner established by current Russian legislation and by this charter;

8.3.3 to appoint his own representative(s) to exercise his voting right and other rights granted by shares of the Company.

8.4 Shareholders owning common shares also have the other rights granted to them by this charter and by current legislation.

8.5 Conversion of common shares into preferred shares, bonds, or other issued securities is not permitted.

ARTICLE 9. RIGHTS OF SHAREHOLDERS OWNING PREFERRED SHARES OF THE COMPANY.

9.1 In accordance with current legislation the Company has the right to issue any classes and categories of preferred shares, therewith stipulating the terms of issuance when adopting a resolution to place the shares and adopting a resolution to make corresponding amendments to the Company's charter

9.2 If the Company issues preferred shares of a particular class (category), shareholders owning preferred shares shall not be entitled to vote at the General Meeting of Shareholders except in the cases provided for by current legislation for that class (category) of preferred shares.

9.3 Preferred shares of one class (category) shall grant the shareholders who own them an identical amount of rights and have an identical par value.

9.4 Shareholders owning preferred shares shall participate in the General Meeting of Shareholders with the right to vote on matters of reorganization and liquidation of the Company.

Shareholders owning preferred shares of a particular class shall acquire the right to vote when the General Meeting of Shareholders decides on the making of revisions and additions to the Company's charter would limit the rights of shareholders owning preferred shares of that class, including cases where the amount of the dividend is to be set or increased and (or) the liquidation value payable on preferred shares of higher priority is to be set or increased, or preferences are to be granted, with respect to order of priority of payment of dividends and (or) the liquidation value of shares, to shareholders owning preferred shares of another class. A resolution to make such revisions and additions shall be deemed to have been adopted only if it receives at least three-fourths of the votes of shareholders owning voting shares and participating in the General Meeting of Shareholders, not including the votes of shareholders owning preferred shares with respect to which rights are to be limited, and three-fourths of the votes of all shareholders owning preferred shares of each class with respect to which rights are to be limited, unless this Charter requires a higher number of votes for the adoption of such a resolution.

9.5 Shareholders owning preferred shares have the rights granted to them by this Charter, current Russian legislation, and issue prospectuses for owners of preferred shares of the respective classes (categories).

ARTICLE 10. BONDS AND OTHER ISSUED SECURITIES OF THE COMPANY.

10.1 The Company has the right to issue and place bonds and other issued securities provided for by legal enactments of the Russian Federation on securities.

10.2 Placement of bonds and other issued securities (other than shares) by the Company shall be done pursuant to a resolution of the Board of Directors.

10.3 A bond of the Company certifies the right of its holder to demand that the Company redeem the bond (pay the par value or the par value plus interest) on established dates.

10.4 A resolution to issue bonds must define the form, periods, and other conditions of redemption of the bonds. A bond must have a par value. The par value of all bonds issued by the Company must not exceed the size of the Charter Capital or the amount of security granted to the Company by third parties for the purpose of the bond issue. The Company may issue bonds only after the Charter Capital has been fully paid in.
10.5 The Company may place bonds with a single maturity or bonds that mature in a series on certain dates.
10.6 Bonds may be redeemed in monetary form or in other property in accordance with the resolution to issue them. The Company may place bonds secured by a pledge of certain property of the Company, bonds under security granted to the Company by third parties for the purposes of the bond issue, and debentures. Debentures shall not be issued before the third year of the Company's existence, and then only on the condition that two annual balance sheets of the Company have been duly approved by that time.
10.7 Bonds may be registered bonds or bearer bonds. If registered bonds are issued, the Company shall be required to keep a register of their holders. A lost registered bond shall be replaced by the Company for a reasonable fee. The rights of the holder of a lost bearer bond shall be restored by a court in the manner established by the procedural legislation of the Russian Federation. The Company may provide for the possibility of early redemption of bonds at the option of their holders. In such case, the resolution to issue bonds must specify the redemption value and the earliest date when bonds may be presented for early redemption.
10.8 The Company is not entitled to place bonds or other issued securities convertible into shares of the Company if the number of authorized shares of a particular category or class is less than the number of shares of that category or class that holders of the convertible bonds or securities would be entitled to acquire.
10.9 Bondholders have a preferential right to the distributable profits and assets of the Company in the event of its liquidation, relative to owners of shares, in the manner established by current Russian legislation.

ARTICLE 11. FUNDS. NET ASSETS. PROFITS AND DIVIDENDS.

11.1 The Company shall create a reserve fund in the amount of 5% (five percent) of the Charter Capital.
11.2 The Company's reserve fund shall be formed by obligatory annual contributions until the amount established by the Company's charter is attained. The amount of the annual contributions must be at least 5% (five percent) of the Company's net profits until the amount established by this charter is attained. The reserve fund is intended for covering the Company's losses, as well as for the redemption of bonds and shares of the Company in the absence of other funds. The reserve fund may not be used for other purposes.
11.3 The value of the Company's net assets shall be calculated according to accounting data in the manner established by current Russian legislation.
11.4 If at the end of the second or any subsequent fiscal year the value of the Company's net assets, according to either the annual balance sheet submitted for approval to the Company's shareholders or the results of an audit, is less than its Charter Capital, the Company shall be obligated to announce a reduction in its Charter Capital to an amount not exceeding the value of its net assets.
11.5 If at the end of the second or any subsequent fiscal year the value of the Company's net assets, according to either the annual balance sheet submitted for approval to the Company's shareholders or the results of an audit, is less than the minimum charter capital amount required by the current legislation of the Russian Federation, the Company shall be obligated to adopt a resolution to liquidate.
11.6 The book profits and net profits of the Company shall be determined in accordance with accounting rules in effect in the Russian Federation for the financial and economic activity of enterprises and be reflected on the Company's balance sheet. The portion of profits remaining after payment of taxes and other obligatory payments, bond payments (if any), and replenishment of the Company's reserve fund or other funds may be subject to distribution among the shareholders.
11.7 A dividend is the portion of the Company's net profits subject to distribution among the shareholders that attaches to one common and/or preferred share.
11.8 The Company has the right once a year to adopt a resolution to pay (declare) dividends on placed shares, unless otherwise established by the JSC Law.
11.9 The Company is obligated to pay dividends declared for shares of each category (class). Dividends shall be paid in money or, in the cases provided for by this charter, in other property.
11.10 Dividends shall be paid out of the Company's net profits. Dividends on preferred shares of certain classes may be paid out of special funds of the Company designated for that purpose.
11.11 A resolution concerning the payment of annual dividends, the amount of the annual dividend, and the form of payment thereof on shares of each category (class) shall be adopted by the General Meeting of Shareholders. The amount of annual dividends may not exceed the amount recommended by the Board of Directors.
11.12 The date of payment of annual dividends shall be set by the resolution to pay annual dividends adopted by the General Meeting of Shareholders. If the Company's charter or the resolution of the General

Meeting of Shareholders does not set a date for payment of annual dividends, the date of their payment must be within 60 days of the adoption of the resolution to pay annual dividends.

11.13 The list of persons entitled to receive annual dividends shall be prepared on the date of preparation of the list of persons entitled to participate in the annual General Meeting of Shareholders. For the purpose of preparation of the list of persons entitled to receive annual dividends, a nominee holder of shares shall submit data concerning the persons in whose interests he holds shares.

11.14 The Company is not entitled to adopt a resolution to pay (declare) dividends on shares:

1) until the Charter Capital has been fully paid in;
2) prior to the redemption of all shares than must be redeemed in accordance with article 76 of the JSC Law;
3) if on the day of adoption of such resolution the Company meets signs of insolvency (bankruptcy) in accordance with the legislation of the Russian Federation on insolvency (bankruptcy) or such signs would appear at the Company as a result of the payment of dividends;
4) if on the day of adoption of such resolution the value of the Company's net assets is less than the sum of its Charter Capital, reserve fund, and the excess of the liquidation value of placed preferred shares over the par value or would become less as a result of the adoption of such resolution;
5) in other cases provided for by federal laws.

11.15 The Company is not entitled to adopt a resolution to pay (declare) dividends on common shares and preferred shares whose dividend amount is undefined, unless a resolution to fully pay dividends (including all accumulated dividends on cumulative preferred shares) on all classes of preferred shares whose dividend amount is defined by the Company's charter has been adopted.

11.16 The Company is not entitled to adopt a resolution to pay (declare) dividends on preferred shares of any class whose dividend amount is defined by this charter, unless a resolution to fully pay dividends (including all accumulated dividends on cumulative preferred shares) on all classes of preferred shares granting higher priority in receipt of dividends ahead of the preferred shares of that class has been adopted.

11.17 The Company is not entitled to pay declared dividends on shares:

1) if on the day of payment the Company meets signs of insolvency (bankruptcy) in accordance with legislation of the Russian Federation on insolvency (bankruptcy) or such signs would appear at the Company as a result of payment of dividends;
2) if on the day of payment the value of the Company's net assets is less than the sum of its Charter Capital, reserve fund, and the excess of the liquidation value of placed preferred shares over the par value or would become less as a result of payment of dividends;
3) in other cases provided for by federal laws.

11.18 The Company is obligated to pay declared dividends to shareholders upon the cessation of the circumstances specified in clause 11.17.

ARTICLE 12: PLACEMENT OF SHARES AND OTHER ISSUED SECURITIES BY THE COMPANY.

12.1 The Company may place additional shares and other issued securities by subscription or by conversion. In the event of an increase in the Company's charter capital on the basis of its property, the Company shall place the additional shares by distributing them among shareholders.

12.2 The Company may conduct placement of shares and issued securities of the Company by open or closed subscription. The means of placement (open or closed subscription) of shares and securities convertible into shares shall be determined by this charter or, in the absence of indications in the charter, by the resolution of the General Meeting of Shareholders. If neither the Company's charter nor the resolution of the General Meeting of Shareholders contains indications as to the means of placement of shares and securities of the Company convertible into shares, the placement may be conducted only by open subscription.

12.3 Shares (issued securities of the Company convertible into shares) shall be placed by closed subscription only pursuant to a resolution of the General Meeting of Shareholders to increase the Charter Capital by means of placement of additional shares (a resolution to place issued securities of the Company convertible into shares) adopted by a majority of three-fourths of the votes of owners of voting shares taking part in the General Meeting of Shareholders.

12.4 Common shares comprising more than 25% (twenty-five percent) of earlier placed common shares shall be placed by open subscription only pursuant to a resolution of the General Meeting of Shareholders adopted by a majority of three-fourths of the votes of owners of voting shares taking part in the General Meeting of Shareholders.

12.5 Issued securities convertible into common shares which, if converted, would comprise more than 25% of earlier placed common shares shall be placed by open subscription only pursuant to a resolution of the General Meeting of Shareholders adopted by a majority of three-fourths of the votes of owners of voting shares taking part in the General Meeting of Shareholders.

12.6 Additional shares of the Company placed by subscription shall be paid for at the price set by the Board of Directors in accordance with article 77 of the JSC Law, but no lower than their par value.
12.7 The price of placement of additional shares among shareholders of the Company in conjunction with the exercise of their preemptive right to acquire shares may be lower than the price of placement among other persons, but by no more than 10 percent.
12.8 The amount of compensation to a broker participating in placement of additional shares of the Company by subscription must not exceed 10 percent of the placement price of the shares.
12.9 The Company may place additional shares among its employees. In such case, placement of additional shares shall be effected in accordance with a resolution of the General Meeting of Shareholders, adopted by 2/3 (two-thirds) of votes, by closed subscription, and shares shall be paid for at market value, but no lower than their par value.
12.10 When additional shares and issued securities convertible into shares are placed by open subscription, shareholders of the Company have a preemptive right to purchase such shares and securities in proportion to the number of shares of the same category (class) owned by them.
12.11 Shareholders of the Company who voted against or did not participate in voting on the issue of placement of shares and issued securities convertible into shares by closed subscription have a preemptive right to purchase additional shares and issued securities convertible into shares being placed by closed subscription, in a quantity proportional to the number of shares of the same category (class) owned by them. This right does not extend to placement of shares and other issued securities convertible into shares by closed subscription only among shareholders, provided that shareholders have the opportunity to purchase a whole number of shares and other securities convertible into shares being placed in proportion to the number of shares of the respective category (class) owned by them.

ARTICLE 13. REGISTER OF SHAREHOLDERS OF THE COMPANY

13.1 The register of shareholders of the Company ("Shareholders Register") shall contain information on each registered person, the number and categories (classes) of shares recorded to the name of the registered person, and other information provided for by legal enactments of the Russian Federation.
13.2 The holder of the Shareholders Register may be the Company itself or a professional participant in the securities market performing activities in respect of keeping of a register of holders of registered securities ("registrar").
13.3 The holder of the Shareholders Register of a company with more than 50 shareholders must be a registrar. In such case, the Company shall enter into a contract for keeping of the register with a specialized registrar on the basis of a corresponding resolution of the Board of Directors adopted by a majority of votes of the members of the attending Board of Directors. The contract for keeping of the register shall be concluded only with one legal entity.
13.4 A specialized register performing activities in respect of keeping of the Company's register is not entitled to conclude transactions with the Company's securities.
13.5 The fact of entrusting keeping and storage of the Shareholders Register to a registrar shall not relieve the Company of liability for keeping and storage of the register.
13.6 A person registered in the Shareholders Register is obligated to report changes in his data to the holder of the register in a timely manner. In case of failure to provide information on changes to data, the Company and the registrar shall not be liable for losses caused in connection therewith.
13.7 Refusal to make an entry into the system of keeping the Shareholders Register or deviation from such entry, including in relation to a purchaser in good faith, is not permitted, except in the cases provided for by federal laws.

ARTICLE 14. MANAGEMENT BODIES OF THE COMPANY

14.1 The Company's management bodies are:
- 14.1.1 the General Meeting of Shareholders;
- 14.1.2 the Board of Directors;
- 14.1.3 the Chairman of the Management Board;
- 14.1.4 the Management Board.

ARTICLE 15. GENERAL MEETING OF SHAREHOLDERS

15.1 The highest management body of the Company is the general meeting of shareholders of the Company ("General Meeting of Shareholders").
15.2 The Company is obligated once a year to hold an annual General Meeting of Shareholders. The Company shall hold an annual General Meeting of Shareholders without regard to whether other (extraordinary) meetings are held. The annual General Meeting of Shareholders shall be held no earlier than two months and no later than six months after the end of the fiscal year. The date of the General Meeting of Shareholders, the procedure for holding the meeting, and the list of materials to be provided shall be established by resolutions of the Board of Directors and by this charter.

15.3 All General Meetings of Shareholders other than the annual meeting are deemed extraordinary. An extraordinary General Meetings of Shareholders shall be held pursuant to a resolution of the Board of Directors on the basis of its own initiative or a request of the Audit Committee, the Company's auditor, or shareholders (a shareholder) owning at least 10 percent of the voting shares of the Company on the date such request is presented.

15.4 The calling of an extraordinary General Meeting of Shareholders requested by the Audit Committee, the Company's auditor, or shareholders (a shareholder) owning at least 10 percent of the voting shares of the Company shall be done by the Board of Directors. An extraordinary General Meeting of Shareholders called at the request of the Audit Committee, the Company's auditor, or shareholders (a shareholder) owning at least 10 percent of the voting shares of the Company must be held within 40 days of the submission of the request to hold such meeting.

15.5 If the proposed agenda of an extraordinary General Meeting of Shareholders includes the issue of election of members of the Board of Directors who are to be elected by cumulative voting, such meeting must be held within 70 days of the submission of the request to hold such meeting.

In cases when in accordance with articles 68–70 of the JSC Law the Board of Directors is obligated to adopt a resolution to hold an extraordinary General Meeting of Shareholders, such meeting must be held within 40 days of the adoption of such resolution by the Board of Directors.

In cases when in accordance with the JSC Law the Board of Directors is obligated to adopt a resolution to hold an extraordinary General Meeting of Shareholders to elect members of the Board of Directors who are to be elected by cumulative voting, such General Meeting of Shareholders must be held within 70 days of the adoption of such resolution by the Board of Directors.

15.6 A request to hold an extraordinary General Meeting of Shareholders must contain formulations of the issues subject to inclusion in the agenda of the meeting. A request to hold an extraordinary General Meeting of Shareholders may contain formulations of resolutions on each of these issues, and also may propose the form of holding the General Meeting of Shareholders.

The Board of Directors is not entitled to alter the formulations of issues on the agenda, the formulations of resolutions on such issues, or the proposed form of holding an extraordinary General Meeting of Shareholders called at the request of the Audit Committee, the Company's auditor, or shareholders (a shareholder) owning at least 10 percent of the voting shares of the Company.

If a request to call an extraordinary General Meeting of Shareholders originates from shareholders (a shareholder), it must contain the names of the shareholders (shareholder) requesting such meeting and indicate the number and categories (classes) of shares owned by them.

A request to call an extraordinary General Meeting of Shareholders shall be signed by the persons (person) requested such meeting.

15.7 Within five days of the date of the presentment of a request to call an extraordinary General Meeting of Shareholders from the Audit Committee, the Company's auditor, or shareholders (a shareholder) owning at least 10 percent of the voting shares of the Company, the Board of Directors must adopt a resolution to call an extraordinary General Meeting of Shareholders or a resolution to refuse to call such meeting.

15.8 A resolution to refuse to call an extraordinary General Meeting of Shareholders requested by the Audit Committee, the Company's auditor, or shareholders (a shareholder) owning at least 10 percent of the voting shares of the Company may be adopted if:

1) the procedure established by this article for the presentment of a request to call an extraordinary General Meeting of Shareholders has not been complied with;
2) the shareholders (shareholder) requesting the extraordinary General Meeting of Shareholders do not own the number of voting shares stipulated by clause 15.3 of this Charter;
3) none of the issues proposed for inclusion in the agenda of the extraordinary General Meeting of Shareholders is assigned to its competence and (or) conforms to the requirements of the JSC Law and other legal enactments of the Russian Federation.

15.9 A resolution of the Board of Directors to call an extraordinary General Meeting of Shareholders or a reasoned resolution to refuse to call such meeting shall be sent to the persons requesting the meeting no later than 3 (three) days after the adoption of such resolution. A resolution of the Board of Directors to refuse to call an extraordinary General Meeting of Shareholders may be appealed to a court.

If the Board of Directors fails to adopt either a resolution to call an extraordinary General Meeting of Shareholders or a resolution to refuse to call such meeting within the period established by clause 15.7 of this Charter, an extraordinary General Meeting of Shareholders may be called by the bodies and persons who requested the meeting. In such case, the bodies and persons calling the extraordinary General Meeting of Shareholders shall have the powers provided by the JSC Law and this charter that are necessary to call and hold a General Meeting of Shareholders. In such case, expenses for the preparation and holding of the General Meeting of Shareholders may be reimbursed out of the Company's funds pursuant to a resolution of the General Meeting of Shareholders.

15.10 Notice of a General Meeting of Shareholders must be given no later than 20 days before the meeting; notice of a General Meeting of Shareholders whose agenda includes the issue of reorganization of the Company must be given no later than 30 days before the meeting.

If the agenda of an extraordinary General Meeting of Shareholders includes the issue of reelection of members of the Board of Directors who are to be elected by cumulative voting, notice of the meeting must be given no later than 50 days before the meeting.

Within the specified periods notice of a General Meeting of Shareholders must be sent to each person specified in the list of persons entitled to participate in the General Meeting of Shareholders by registered letter or hand-delivered to each of the aforesaid persons against signature for receipt, and also published in the Wall Street Journal newspaper (New York, USA).

15.11 The notice of a General Meeting of Shareholders must state:

- the full trade name and location of the Company;
- the form of holding the General Meeting of Shareholders (assembly or remote voting);
- the date, place, and time of the General Meeting of Shareholders and, if completed ballots may be sent to the Company pursuant to article 60.3 of the JSC Law, the postal address to which completed ballots may be sent, or, if the General Meeting of Shareholders is to be held in the form of remote voting, the last date on which voting ballots will be accepted and the postal address to which completed ballots are to be sent;
- the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders;
- the agenda of the General Meeting of Shareholders;
- the procedure for inspecting information (materials) to be provided in preparation for the General Meeting of Shareholders, and the address (addresses) at which it may be inspected.

15.12 The list of persons entitled to participate in the General Meeting of Shareholders shall be prepared on the basis of data from the Shareholders Register on the date established by the Board of Directors.

The date established for the preparation of the list of persons entitled to participate in the General Meeting of Shareholders may not be earlier than 50 days before, or, in the case provided for by article 53.2 of the JSC Law, earlier than 65 days before, the date of the meeting.

The list of persons entitled to participate in the General Meeting of Shareholders shall contain the name of each such person, data necessary to identify the person, data on the number and category (class) of shares in respect of which he holds the right to vote, and the postal address in the Russian Federation to which should be sent the notice of the General Meeting of Shareholders, voting ballots, if voting intends the sending of voting ballots, and the report on results of voting.

15.13 The list of persons entitled to participate in the General Meeting of Shareholders shall be made available by the Company for inspection at the request of persons included in such list and holding at least 1 percent of votes, subject to the proviso that data from documents and the postal address of natural persons included in the list shall be provided only with the consent of such persons.

At the request of any interested party the Company shall be obligated to provide him within three days with an extract from the list of persons entitled to participate in the General Meeting of Shareholders, containing data concerning such person, or a statement attesting that he is not included in the list of persons entitled to participate in the General Meeting of Shareholders.

15.14 Changes to the list of persons entitled to participate in the General Meeting of Shareholders may be made only in cases of restoration of violated rights of persons not included in the list on the date of its preparation or correction of errors made in its preparation.

15.15 A General Meeting of Shareholders shall be empowered (have a quorum) if shareholders owning in the aggregate more than half of the votes carried by placed voting shares of the Company participate in the meeting.

Deemed to have participated in a General Meeting of Shareholders are those shareholders who registered to participate in it and those shareholders whose ballots were received no later than two days before the date of the meeting. Deemed to have participated in a General Meeting of Shareholders held in the form of remote voting are those shareholders whose ballots were received before the expiration of the period for acceptance of ballots.

If the agenda of a General Meeting of Shareholders includes issues on which different groups of voters are eligible to vote, a quorum for the adoption of a resolution on these issues shall be determined separately. In such case, the absence of a quorum for the adoption of a resolution on issues on which one group of voters is eligible to vote shall not prevent the adoption of a resolution on issues on which a different group of voters is eligible to vote and for which a quorum is present.

15.16 In the absence of a quorum for the annual General Meeting of Shareholders, a repeated General Meeting of Shareholders shall be called with the same agenda. In the absence of a quorum for an extraordinary General Meeting of Shareholders, a repeated General Meeting of Shareholders may be held with the same agenda.

15.17 A repeated General Meeting of Shareholders shall be empowered (have a quorum) if shareholders owning in the aggregate at least 30 percent of the votes carried by placed voting shares of the Company participate in the meeting.

15.18 Notice of a repeated General Meeting of Shareholders shall be given in the form and manner prescribed by this charter, except that the provisions of paragraph 2 of article 52.1 of the JSC Law shall not apply. Hand-delivery, other delivery, and publication of voting ballots in conjunction with a repeated General Meeting of Shareholders shall be done in accordance with the requirements of article 60 of the JSC Law.

15.19 In the case of a repeated General Meeting of Shareholders held within 40 days of a General Meeting of Shareholders that did not take place, the persons entitled to participate in the General Meeting of Shareholders shall be determined in accordance with the list of persons entitled to participate in the General Meeting of Shareholders that did not take place.

15.20 The following are assigned to the competence of the General Meeting of Shareholders:

1) making of revisions and additions to the Company's charter or approval of a restated version of the Company's charter;
2) reorganization of the Company;
3) liquidation of the Company, appointment of a liquidation committee, and approval of interim and final liquidation balance sheets;
4) determination of the number of seats on the Board of Directors, election of its members, and early termination of their powers;
5) determination of the number, par value, and category (class) of authorized shares and the rights granted by such shares;
6) increasing the Charter Capital by means of an increase in the par value of shares or by means of placement of additional shares, unless increases in the Charter Capital by means of placement of additional shares are assigned by this charter in accordance with the JSC Law to the competence of the Board of Directors;
7) decreasing the Charter Capital by means of a decrease in the par value of shares, by acquisition of some shares for the purpose of reducing their total number, or by cancellation of shares acquired or redeemed by the Company;
8) election of members of the Audit Committee and early termination of their powers;
9) approval of the Company's auditor;
10) approval of annual balance sheets and annual accounting reports, including reports on profits and losses (profit and loss statements) of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company on the basis of results of the fiscal year;
11) determination of the procedure for holding the General Meeting of Shareholders;
12) election of members of the counting committee and early termination of their powers;
13) splitting and consolidation of shares;
14) adoption of resolutions approving transactions in the cases provided for by article 83 of the JSC Law;
15) adoption of resolutions approving major transactions in the cases provided for by article 79 of the JSC Law;
16) acquisition by the Company of placed shares in the cases provided for by the JSC Law;
17) adoption of resolutions concerning participation in holding companies, financial-industrial groups, associations, and other unions of commercial organizations;
18) approval of internal documents regulating the activity of the Company's bodies;
19) decision of other issues provided for by the JSC Law.

15.21 Issues assigned to the competence of the General Meeting of Shareholders may not be delegated for decision to an executive body of the Company.

Issues assigned to the competence of the General Meeting of Shareholders may not be delegated for decision to the Board of Directors, with the exception of issues pertaining to the making of revisions and additions to the Company's charter in connection with an increase in the Charter Capital in accordance with articles 12 and 28 of the JSC Law.

15.22 The General Meeting of Shareholders is not entitled to examine or adopt resolutions on issues not assigned to its competence by the JSC Law.

15.23 A resolution of the General Meeting of Shareholders on an issue put to a vote shall be adopted by a majority of votes of shareholders owning voting shares of the Company who participate in the meeting, unless the JSC Law establishes otherwise for the adoption of the resolution. Resolutions on the issues specified in items 1–3, 5, and 16 of clause 15.20 of this charter shall be adopted by the General Meeting of Shareholders by a majority of three-fourths of the votes of shareholders owning voting shares who participate in the respective meeting.

A resolution to approve a major transaction that has as its subject-matter property whose value exceeds 50 percent of the book value of the Company's assets shall be adopted by the General Meeting of

Shareholders by a majority of three-fourths of the votes of shareholders owning voting shares who participate in the meeting.

15.24 Resolution on the issue specified in items 2, 6, and 13–18 of clause 15.20 of this charter shall be adopted by the General Meeting of Shareholders only pursuant to a proposal of the Board of Directors.

15.25 Voting at the General Meeting of Shareholders shall be carried out according to the principle, "one voting share of the Company equals one vote," with the exception of cumulative voting in the case provided for by clause 16.4 of this charter;

15.26 The procedure for the adoption by the General Meeting of Shareholders of a resolution concerning the procedure for conducting the General Meeting of Shareholders shall be established by the Company's charter, or by internal documents of the Company approved by a resolution of the General Meeting of Shareholders.

15.27 The General Meeting of Shareholders is entitled neither to adopt resolutions on issues not included in the agenda of the meeting nor to alter the agenda.

15.28 A resolution of the General Meeting of Shareholders may be adopted without assembly (collective presence of shareholders for the purpose of discussing issues on the agenda and adopting resolutions thereon put to a vote) by means of remote voting conducted in accordance with the requirements of legal enactments of the Russian Federation.

15.29 A General Meeting of Shareholders whose agenda includes issues concerning election of the Board of Directors or the Audit Committee or approval of the Company's auditor, or the issues provided for by article 48.1.11 of the JSC Law, may not be held in the form of remote voting. A resolution of the General Meeting of Shareholders adopted by means of remote voting (by poll) shall be deemed valid if shareholders owning in the aggregate at least half of the voting shares of the Company participated in voting. Remote voting shall be conducted with the use of voting ballots meeting the requirements of article 60 of the JSC Law. The date established for the provision of voting ballots to shareholders must be no later than 30 days before the last date on which ballots will be accepted by the Company.

ARTICLE 16. BOARD OF DIRECTORS OF THE COMPANY

16.1 In the intervals between General Meetings of Shareholders the highest management body of the Company shall be the board of directors of the Company ("Board of Directors"). The Board of Directors shall carry out general management of the Company's activities, with the exception of decisions on issues assigned by this charter to the competence of the General Meeting of Shareholders.

16.2 The Board of Directors shall consist of 9 (nine) persons **(version: 11 (eleven) persons)**.

16.3 The following issues are assigned to the competence of the Board of Directors:

1) determination of the priority directions of the Company's activities;
2) calling of annual and extraordinary General Meetings of Shareholders, except in the cases provided for by article 55.8 of the JSC Law;
3) approval of the agenda of the General Meeting of Shareholders;
4) determination of the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders, and other issues assigned to the competence of the Board of Directors in accordance with the provisions of chapter VII of the JSC Law and associated with preparation for and holding of the General Meeting of Shareholders;
5) **increasing the Charter Capital by means of placement of additional shares by the Company within the limits of the number and categories (classes) of authorized shares;**
6) placement of bonds and other issued securities by the Company in the cases provided for by the JSC Law;
7) determination of the price (monetary valuation) of property and the price of placement and redemption of issued securities in the cases provided for by the JSC Law;
8) acquisition of shares, bonds, and other securities placed by the Company in the cases provided for by the JSC Law;
9) formation of the executive bodies of the Company and early termination of their powers—election of the Chairman of the Management Board and appointment of the members of the Management Board;
10) establishment of the amounts of compensation and reimbursement to be paid to the executive bodies of the Company—the Chairman of the Management Board and the members of the Management Board;
11) recommendations on the amounts of compensation and reimbursement to be paid to members of the Audit Committee and determination of the amount to be paid for the services of the auditor;
12) recommendations on the amount of the dividend on shares and the procedure for its payment;
13) use of the reserve fund and other funds of the Company;

14) approval of internal documents of the Company, with the exception of internal documents whose approval is assigned by the JSC Law to the competence of the General Meeting of Shareholders or assigned by this charter to the competence of the Company's executive bodies;
15) creation of branches and opening of representative offices of the Company;
16) approval of major transactions in the cases provided for by chapter X of the JSC Law;
17) approval of the transactions provided for by chapter XI of the JSC Law;
18) approval of the Company's registrar and the terms of the contract with the registrar, and termination of the contract with the registrar;
19) adoption of resolutions on the Company's participation in other organizations, except in the cases provided for by article 48.1.18 of the JSC Law;
20) other issues provided for by the JSC Law and this charter.

16.4 Members of the Board of Directors shall be elected by the annual General Meeting of Shareholders by cumulative voting for a term ending at the next annual General Meeting of Shareholders. If an annual General Meeting of Shareholders is not held within the periods established by article 47.1 of the JSC Law, the powers of the Board of Directors shall be terminated, with the exception of powers relating to preparation, calling, and holding of an annual General Meeting of Shareholders. A resolution of the General Meeting of Shareholders to terminate powers early may be adopted only with regard to all members of the Board of Directors. In the event of early termination of the powers of the Board of Directors, the powers of the newly elected Board of Directors shall be effective until the election (or reelection) of a new Board of Directors at the next annual General Meeting of Shareholders.

16.5 In cumulative voting, the number of votes held by each shareholder shall be multiplied by the number of persons to be elected to the Board of Directors, and a shareholder may cast the votes thus received wholly for one candidate or divide them among two or more candidates. The candidates who receive the greatest number of votes shall be deemed elected to the Board of Directors.

16.6 The term of office of members of the Board of Directors shall be counted from the time of their election by the annual General Meeting of Shareholders to the time a new Board of Directors is elected by the next annual General Meeting of Shareholders. Persons elected to the Board of Directors may be reelected an unlimited number of times.

16.7 A member of the Board of Directors is entitled at any time to voluntarily resign his powers by sending a written notice to the other members of the Board of Directors. In such case, the powers of the remaining members of the Board of Directors shall not be terminated, except as contemplated below in this clause. In the event that the number of members of the Board of Directors becomes less than 5 (five), the Board of Directors shall be obligated to call an extraordinary General Meeting of Shareholders for the purpose of electing a new Board of Directors. The remaining members of the Board of Directors shall be entitled only to adopt a resolution to call such extraordinary General Meeting of Shareholders.

16.8 Only a natural person may be a member of the Board of Directors. Membership on the Board of Directors is not limited to shareholders of the Company. Members of the Company's collective executive body may not constitute a majority of the Board of Directors. The person performing the duties of one-person executive body may not simultaneously be the Chairman of the Board of Directors.

16.9 The Chairman of the Board of Directors shall be elected by the members of the Board of Directors from among their number by a majority of votes of the total number of members of the Board of Directors.

16.10 The Board of Directors is entitled at any time to reelect its chairman by a majority of votes of the total number of votes of the Board of Directors.

16.11 The Chairman of the Board of Directors shall organize its work, call meetings of the Board of Directors and preside at them, organize the keeping of the minutes at meetings, and preside at the General Meeting of Shareholders.

16.12 In the absence of the Chairman of the Board of Directors his functions shall be performed by one of the members of the Board of Directors pursuant to a resolution of the Board of Directors.

16.13 Meetings of the Board of Directors shall be called by the Chairman of the Board of Directors on his own initiative or at the request of a member of the Board of Directors, the Audit Committee or the Company's auditor, or an executive body of the Company.

16.14 A quorum for a meeting of the Board of Directors shall be the presence of 5 (five) members of the Board of Directors.

16.15 Resolutions shall be adopted at meetings of the Board of Directors by a majority of votes of members of the Board of Directors participating in the meeting, unless otherwise established by the JSC Law, this charter, or an internal document of the Company. In deciding issues at meetings of the Board of Directors each member of the Board of Directors shall have one vote.

The assignment of the right to vote by one member of the Board of Directors to another person, including another member of the Board of Directors, is not permitted.

16.16 In the event of a tie of votes in the adoption of resolutions at meetings of the Board of Directors, the vote of the Chairman of the Board of Directors shall be the deciding vote.

16.17 For the purposes of supporting the activities of the Board of Directors and the organization of its document circulation, the Board of Directors may appoint a Secretary of the Board of Directors for the term of office of the respective Board of Directors. Only a natural person may be the Secretary of the Board of Directors. The Secretary of the Board of Directors may not be a shareholder of the Company and/or a member of the Board of Directors. The Secretary of the Board of Directors may be appointed an unlimited number of times.

The Board of Directors is entitled at any time to adopt a resolution to terminate early the powers of the Secretary of the Board of Directors and appoint a new Secretary of the Board of Directors.

The powers and procedures for the activities of the Secretary of the Board of Directors shall be defined by internal documents of the Company.

16.18 Minutes shall be kept at meetings of the Board of Directors. The minutes of a meeting of the Board of Directors shall be prepared no later than 3 days after the meeting. The following information shall be stated in the minutes: the place and time of the meeting; the persons attending the meeting; the agenda of the meeting; issues put to a vote and results of voting thereon; and adopted resolutions. The minutes of a meeting of the Board of Directors shall be signed by the person presiding at the meeting and by the Secretary of the Board of Directors, who both shall be responsible for the correct preparation of the minutes.

16.19 In determining whether a quorum is present for a meeting of the Board of Directors, and also in determining the results of voting at meetings of the Board of Directors on issues on the agenda, written opinions of members of the Board of Directors absent from the meeting shall be taken into account. Resolutions of the Board of Directors may be adopted by remote voting.

16.20 Other issues pertaining to calling and holding of meetings of the Board of Directors may be determined by internal documents of the Company.

ARTICLE 17. EXECUTIVE BODIES OF THE COMPANY

17.1 Management of the Company's current activities shall be carried out by the one-person executive body of the Company—the Director (Chairman of the Management Board)—and by the collective executive body of the Company—the management board of the Company ("Management Board"). The executive bodies of the Company (the Chairman of the Management Board and the Management Board) shall be accountable to the Board of Directors and the General Meeting of Shareholders.

17.2 The Chairman of the Management Board shall perform the functions of Director of the Company and chairman of the collective executive body of the Company (the Management Board). The Chairman of the Management Board shall be the manager of the Company.

17.3 Assigned to the competence of the one-person executive body of the Company are all issues of management of the Company's current activities, with the exception of issues assigned to the competence of the General Meeting of Shareholders and the Board of Directors. The one-person executive body of the Company shall organize the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors.

17.4 The Chairman of the Management Board without a power of attorney shall act in the name of the Company, including:

1) carry out operative management of the Company's activities;
2) have the right of first signature on financial documents;
3) direct and dispose of the Company's property for the purpose of assuring its current activity, within the limits established by this charter and current Russian legislation;
4) represent the Company's interests both in the Russian Federation and elsewhere, including in foreign states;
5) approve staff lists, conclude employment contracts with the Company's employees, and offer incentives to and impose penalties on the Company's employees;
6) direct the work of the Management Board and preside at its meetings;
7) make recommendations to the Board of Directors for the approval of candidates for members of the Management Board;
8) complete transactions in the Company's name, except in the cases provided for by the JSC Law and the Company's charter;
9) issue powers of attorney in the Company's name;
10) open bank accounts of the Company;
11) organize the Company's accounting and reporting;
12) issue orders and instructions binding upon all employees of the Company;
13) perform other functions necessary for achievement of the goals of the Company's activities and assurance of its normal operation in accordance with current legislation and the Company's charter, with the exception of the functions assigned by the JSC Law and the Company's charter to other management bodies of the Company.

17.5 The Chairman of the Management Board shall be elected by the Board of Directors at its first meeting (after the election of a new Board of Directors at the annual General Meeting of Shareholders) for a term of 3 (three) years.

The term of office of the Chairman of the Management Board shall be counted from the time of his election by the Board of Directors to the time of election (reelection) of the Chairman of the Management Board three years later at the first meeting of the new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders).

17.6 In the event of early termination of the powers of the Chairman of the Management Board, the powers of the newly elected Chairman of the Management Board shall be effective until the election (reelection) of the Chairman of the Management Board at the first meeting of its new Board of Directors (after the election of a new Board of Directors at the annual General Meeting of Shareholders) 3 (three) years after the meeting of the Board of Directors at which the Chairman of the Board of Directors whose powers were terminated was elected.

17.7 The Management Board shall be the collective executive body of the Company and under the direction of the Chairman of the Management Board shall make decisions on the following issues pertaining to current management of the Company's activities in the period between General Meetings of Shareholders and meetings of the Board of Directors:

- 17.7.1 organization of the Company's accounting and reporting, preparation and submission of annual reports and balance sheets of the Company to the Board of Directors for approval;
- 17.7.2 decisions on issues pertaining to interaction with suppliers of goods and services for the Company and with consumers of its products;
- 17.7.3 establishment of prices, rates, and commissions under contracts with suppliers and consumers;
- 17.7.4 ensuring supplies of materials and equipment to the Company and supporting the sale of its products and services;
- 17.7.5 keeping personnel records in accordance with current Russian legislation;
- 17.7.6 monitoring the condition of buildings, premises, and equipment of the Company, as well as the movement of tangible and monetary valuables;
- 17.7.7 the content and keeping of the Company's archives, ensuring clerical work and the work of the Company's office, and organization of document storage at the Company in accordance with current legislation;
- 17.7.8 providing organizational and technical support for the activities of the General Meeting of Shareholders, the Board of Directors, and the Audit Committee;
- 17.7.9 organizing the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors;
- 17.7.10 performance of orders and/or instructions of the Chairman of the Management Board in other matters associated with the current activities of the Company.

17.8 The Management Board shall consist of members of the Management Board, who shall be subordinate to the Chairman of the Management Board and act in accordance with the powers granted to them.

17.9 The Management Board shall be created with the number of members established by the Board of Directors. Members of the Management Board shall be appointed by the Board of Directors at the recommendation of the Chairman of the Management Board for a term of 3 (three) years.

17.10 The Management Board shall hold its meeting as necessary. Meetings of the Management Board shall be organized by the Chairman of the Management Board.

The Chairman of the Management Board shall sign all documents in the Company's name and the minutes of meetings of the Management Board.

A quorum for a meeting of the Management Board shall be the presence of at least half of the elected members of the Management Board. If the number of members of the Management Board becomes less than the number constituting the aforesaid quorum, the Board of Directors shall be obligated to form the Management Board.

Assignment of the right to vote by one member of the Management Board to another person, including another member of the Management Board, is not permitted.

17.11. Minutes shall be kept at meetings of the Management Board. The minutes of a meeting of the Management Board shall be provided to members of the Board of Directors, the Audit Committee, and the Company's auditor at the request thereof.

17.12. The person performing the functions of Chairman of the Management Board and the members of the Management Board may simultaneously hold positions on the management bodies of other organizations only with the consent of the Board of Directors.

17.13. The Board of Directors is entitled at any time to adopt a resolution to terminate early the powers of the Chairman of the Management Board and members of the Management Board and to form new executive bodies of the Company.

17.14. Other rights and obligations of the Chairman of the Management Board and the members of the Management Board are defined by the JSC Law, other legal enactments of the Russian Federation, and the contract made by each of them with the Company. The contract shall be signed on the Company's behalf by the Chairman of the Board of Directors or another person authorized by the Board of Directors.

Other issues pertaining to the activities of the Chairman of the Management Board and the Management Board may be determined by internal documents of the Company.

17.15. LIABILITY OF MEMBERS OF THE BOARD OF DIRECTORS, CHAIRMAN OF THE MANAGEMENT BOARD, TEMPORARY ONE-PERSON EXECUTIVE BODY OF THE COMPANY, MEMBERS OF THE MANAGEMENT BOARD, AND EMPLOYEES OF THE COMPANY.

The members of the Board of Directors, the Chairman of the Management Board, the members of the Management Board, and the specialists of the Company's administration in exercising their rights and performing duties shall act in the interests of the Company and exercise their rights and perform duties in relation to the Company reasonably and in good faith.

The members of the Board of Directors, the Chairman of the Management Board, the temporary one-person executive body of the Company, the members of the Management Board, and the specialists of the Company's administration shall be liable to the Company for losses caused to the Company by their culpable actions (omissions) unless other grounds and extent of liability are established by federal laws.

The Company shall indemnify a member of the Board of Directors against third-party claims (including, but not limited to, actions brought by shareholders and/or other investors of the Company) made in connection with the reasonable and good-faith exercise by the member of the Board of Directors of his rights and performance of duties, except in cases when third-party claims are made in connection with a culpable act (action or omission) committed by the member of the Board of Directors against the interests of the Company.

17.16. ACCOUNTING AND REPORTING OF THE COMPANY.

The Company is obligated to keep accounting records and submit financial reports in the manner established by the JSC Law and other legal enactments of the Russian Federation.

The Company's fiscal year shall begin on January 1 and end on December 31. The first fiscal year (year of founding) of the Company shall begin on the date of state registration and end on December 31.

Liability for the organization, condition, and accuracy of accounting records at the Company and timely submission of the annual report and other financial reports to the appropriate bodies, and of information on the Company's activities to be provided to shareholders, creditors, and mass media shall be borne by the Chairman of the Management Board and members of the Management Board in accordance with the JSC Law, other legal enactments of the Russian Federation, and the Company's charter.

The accuracy of data contained in the Company's annual report and annual accounting reports must be confirmed by the Audit Committee. Before the Company publishes the documents specified in this clause, the Company shall be obligated to engage an auditor, who must be unassociated with the Company or its shareholders by any property interests, to conduct an annual audit and confirm the annual financial reports.

The Company's annual report shall be subject to preliminary approval by the Board of Directors no later than 30 days before the date of the annual General Meeting of Shareholders.

17.17. STORAGE OF DOCUMENTS OF THE COMPANY AND PROVISION OF INFORMATION.

In accordance with the requirements of current legislation the Company is obligated to store the following documents:

the agreement to create the Company;

the Company's charter; revisions and additions made to the Company's charter, registered in the established manner; the decision to create the Company; the certificate of state registration of the Company;

documents confirming the Company's rights to property on its balance sheet;

internal documents of the Company;

the regulation on a branch or representative office of the Company;

annual reports;

accounting documents;

reporting documents;

minutes of General Meetings of Shareholders (resolutions of a shareholder owning all of the voting shares of the Company) and meetings of the Board of Directors, the Audit Committee, and the Management Board;

voting ballots; powers of attorney (copies of powers of attorney) to participate in the General Meeting of Shareholders;

reports of independent appraisers;

lists of affiliates of the Company;

lists of persons entitled to participate in the General Meeting of Shareholders, and entitled to receive dividends, and other lists prepared by the Company for the exercise by shareholders of their rights in accordance with the requirements of the JSC Law;

opinions of the Audit Committee, the Company's auditor, and state and municipal bodies responsible for financial oversight;

issue prospectuses, the quarterly reports of an issuer, and other documents containing information subject to publication or other disclosure in accordance with the JSC Law and other federal laws;
other documents provided for by the JSC Law, this charter, internal documents of the Company, and resolutions of the General Meeting of Shareholders, the Board of Directors, and management bodies of the Company, and documents provided for by legal enactments of the Russian Federation.
The Company shall store the documents specified by clause 0 of this charter at the following address: 109028, Moscow, Yauzsky bulvar, d. 16/15, in the manner and for the periods established by the federal body of executive power for the securities market.
The Company is obligated to grant shareholders access to the documents specified by clause 0 of this charter. Access to accounting documents and minutes of meetings of the collective executive body shall be granted to shareholders (a shareholder) owning in the aggregate at least 25 percent of the voting shares of the Company.
The documents specified by clause 0 of this charter shall be provided by the Company within 7 (seven) days of the submission of a corresponding request to inspect said documents in the premises of the Company's executive body. At the request of persons entitled to access the documents specified by clause 0 of this charter, the Company is obligated to provide them with copies of such documents. At the request of a shareholder of the Company, copies of documents may be sent through the mail or by courier to the address specified by the shareholder. The fee charged by the Company for the provision of such copies may not exceed the cost of their preparation.
The Company is obligated to allow employees of state bodies, organizations, and institutions to inspect the documents specified by clause 0 of this charter, and other documents of the Company specified by legal enactments of the Russian Federation, or for a fee to provide copies of documents, if such obligation is explicitly stipulated by current normative acts of the Russian Federation or follows from directive documents (decisions, order, etc.) of said bodies, organizations, and institutions, issued (adopted) in accordance with current Russian legislation. The transfer of documents of the Company or copies of documents for inspection to the persons specified in this clause shall take place at the place of storage of the documents. At the request of the persons specified in this clause, copies of documents may be sent through the mail or by courier to the address specified by such persons. The fee established by the Company also may not exceed the cost of preparation of the documents and costs associated with the delivery of the documents through the email or by courier.
The provision by the Company of information and documents for inspection by other persons shall be done on the basis of a corresponding decision of a court (court of general jurisdiction, arbitration court, etc.), unless other occasions and grounds are provided for by current Russian legislation, and in the manner prescribed by clause 0 of this charter.
Liability for organization and storage of the Company's documents shall be borne by the Company's one-person executive body, who by his orders shall, in accordance with this charter and current legislation, determine the procedure for the acceptance, storage, and issuance of documents of the Company (including the list of other documents) and the responsible employees of the Company carrying out the acceptance, storage, and issuance of documents of the Company.
For the purposes of implementing state social, economic, and tax policies, the Company shall ensure that documents of scientific and historical significance are transferred to the Central Records of Moscow in accordance with the list of documents agreed upon with the Mosarkhiv association, and store and use personnel-related documents in the established manner.

17.18. AUDIT COMMITTEE

Monitoring of the Company's financial and economic activities shall be carried out by an audit committee ("Audit Committee").
An Audit Committee comprised of at least 7 (seven) persons shall be elected at the annual General Meeting of Shareholders for a term of 1 (one) year. Shares owned by members of the Board of Directors or by persons occupying positions on the Company's management bodies shall be disregarded for the purposes voting in the election of members of the Audit Committee.
The term of office of the Audit Committee shall be counted from the time of its election by the annual General Meeting of Shareholders to the time of election (reelection) of an audit committee by the next annual General Meeting of Shareholders.
The powers of individual members or the entire membership of the Audit Committee may be terminated early pursuant to a resolution of the General Meeting of Shareholders on the grounds and in the manner established by internal documents of the Company.
If the number of members of the Audit Committee becomes less than half of the number specified by the Company's charter, the Board of Directors shall be obligated to call an extraordinary General Meeting of Shareholders for the purpose of electing a new Audit Committee. The remaining members of the Audit Committee shall perform their functions until a new Audit Committee is elected at the extraordinary meeting.

In the event that the powers of the Audit Committee are terminated early, the powers of the new Audit Committee shall be effective until the election (reelection) of a new Audit Committee by the annual General Meeting.
Any shareholder or any person nominated by a shareholder may be a member of the Audit Committee, provided, however, that members of the Audit Committee may not simultaneously be members of the Board of Directors, the one-person executive body, or members of the Management Board or the liquidation committee.
The Audit Committee shall elect a chairman and a secretary from among its members.
A verification (audit) of the financial and economic activities of the Company shall be conducted on the results of the Company's activities for the year.
A verification (audit) of the financial and economic activities of the Company shall be conducted also at any time:
on the initiative of the Audit Committee;
pursuant to a resolution of the General Meeting of Shareholders;
on the initiative of the Board of Directors;
by decision of the Chairman of the Management Board;
at the request of a shareholder (shareholders) of the Company owning in the aggregate at least 10 percent of the voting shares of the Company on all issues within the competence of the General Meeting on the date of submission of the request.
At the request of the Audit Committee, persons holding positions in the Company's management bodies shall be obligated to provide documents concerning the Company's financial and economic activities.
The Audit Committee has the right to demand the calling of an extraordinary General Meeting of Shareholders in the manner set forth in the Company's charter.
On the basis of the results of verification of the Company's financial and economic activities the Audit Committee shall prepare an opinion, which shall contain the following:
confirmation of the accuracy of data contained in reports and other financial documents of the Company;
information on instances of violation of accounting and financial reporting procedures established by legal enactments of the Russian Federation, and violations of legal enactments of the Russian Federation in the carrying out of financial and economic activities.
Pursuant to a resolution of the General Meeting of Shareholders, members of the Audit Committee may be paid compensation for the period of performance of their duties and (or) be reimbursed for expenses associated with the performance of their duties. The amounts of such compensation and reimbursement shall be established by a resolution of the General Meeting of Shareholders.
Procedures for the activities of the Audit Committee in matters not completed by this charter may be defined by internal documents of the Company.

17.19. AUDIT

The Company's auditor (a citizen or auditing organization) shall conduct a verification of the financial and economic activities of the Company in accordance with the legal enactments of the Russian Federation on the basis of a contract concluded with the auditor.
The General Meeting of Shareholders shall approve the company's auditor. The amount of payment for his services shall be set by the Board of Directors.
On the basis of the results of the verification of the Company's activities the Company's auditors shall prepare an opinion, which must contain the following:
confirmation of the accuracy of the data contained in the reports and other financial documents of the Company;
information on instances of violation of accounting and financial reporting procedures established by legal enactments of the Russian Federation, and violations of legal enactments of the Russian Federation in the carrying out of financial and economic activities.
An internal audit of the Company shall be conducted by the Audit Committee.

17.20. LIQUIDATION AND REORGANIZATION OF THE COMPANY

The Company may be liquidated in the following cases:
pursuant to a resolution of the General Meeting of Shareholders;
pursuant to a court decision in accordance with the legislation of the Russian Federation;
In the event of the Company's liquidation, except in the case of liquidation pursuant to a court decision, the General Meeting of Shareholders shall create a liquidation committee, determine the procedure and periods for the conduct of liquidation, and establish the period for presentment of creditors' claims, which must be neither less than two months nor greater than three months from the time of the announcement of liquidation.
The liquidation committee shall conduct the liquidation and prepare a liquidation balance sheet. From the time of its appointment the liquidation committee shall assume performance of the functions of the Management Board and the Chairman of the Management Board. Thenceforth it shall be the Company's

sole authorized representative in all matters pertaining to the Company's activities. After its creation the committee shall take the following actions: place in the official press corresponding to the Company's location a notice of its liquidation and the procedure and period for declaration of claims by creditors. The committee shall ensure that the notice is first published in the press no later than one week after the creation of the committee and repeat publication of such notice no earlier than 14 days and no later than 40 days afterward. The liquidation committee shall organize work for collection of the Company's accounts receivable and identification of creditors' claims.

In the event of reorganization of the enterprise, all documents (management, financial and economic, personnel-related, etc.) shall be handed over in accordance with the established rules to the successor organization.

If the monetary funds available to the Company undergoing liquidation are insufficient to satisfy creditors' claims, the liquidation committee shall effect the sale of other property of the Company at public auctions in the manner established for the execution of court decisions. The proceeds from such sale shall be directed toward the satisfaction of creditors' claims.

If the Company's funds are insufficient to satisfy all obligations to creditors, the Company's funds shall be distributed among the creditors of the same priority in proportion to the total claims of creditors of that priority, determined in accordance with current legislation.

The Company shall be deemed to have been liquidated from the time a corresponding entry is made in the state register.

Terms and procedures for reorganization and liquidation that are not contemplated by this charter shall be regulated by current legislation.

In the absence of a successor, documents of scientific and historical importance shall be transferred to a records office for state storage; documents relating to personnel (orders, personal files and record cards, personal accounts, etc.) shall be transferred for storage to the records office of the administrative okrug in which the Company is located.

17.21 OBLIGATORY PUBLICATION OF INFORMATION BY THE COMPANY

The Company is obligated to disclose:

the annual report of the Company and annual accounting reports;

the issue prospectus for shares of the Company, in cases provided for by legal enactments of the Russian Federation;

notice of the holding of a General Meeting of Shareholders in the manner specified by JSC Law;

other information determined by the federal body of executive power for the securities market.

In the event of public placement of bonds or other securities by the Company, public disclosure of information shall be effect by the Company to the extent and in the manner established by the federal body of executive power for the securities market.

APPROVED
By resolution of the
General Meeting of Shareholders
of Open Joint Stock Company
"Wimm-Bill-Dann Foods"

Minutes No. ___ of ___________, 2002

REGULATION
of Open Joint Stock Company "Wimm-Bill-Dann Foods"

On the Executive Bodies

Moscow, 2002

This Regulation was developed on the basis of current legislation of the Russian Federation and the Charter of Open Joint Stock Company "Wimm-Bill-Dann Foods" (hereinafter the "Company").

The Regulation defines the status, composition, and powers of the one-person executive body (Chairman of the Management Board) and the collective executive body (the Management Board), and procedures for its work and interaction with other management bodies of the Company and functional structures of the Company.

This regulation shall be approved and amended by the General Meeting of Shareholders of the Company.

ARTICLE 1. Legal status of the Management Board

1.1 The Management Board of the Company (hereinafter the "Management Board") is the collective executive body of the Company and shall carry out direct management of the work of the Company.

1.2 In its activities the Management Board shall be guided by current RF legislation, the Company's Charter, this Regulation, and resolutions, order, and instructions adopted and/or approved by the General Meeting of Shareholders and the Board of Directors of the Company.

1.3 In performing its functions within the scope of the powers granted to it the Management Board (through the Chairman of the Management Board) may enter into business relations with any governmental and nongovernmental institutions, enterprises, organizations, and natural persons, and decide any issues pertaining to activity.

ARTICLE 2. Composition of the Management Board

2.1 The composition of the Management Board shall be formed by the Board of Directors of the Company.

The following persons shall be members of the Management Board *ex officio*: The chairman of the Management Board of the Company, the Financial Director, and the Chief Accountant.

The list of other officers of the Company who are included in the Management Board shall be approved by the Board of Directors of the Company.

2.2 In accordance with current legislation and the Company's Charter, appointment and early termination of the powers of members of the Management Board shall be done by the Board of Directors of the Company.

2.3 Members of the Management Board shall be appointed by the Board of Directors of the Company at the recommendation of the Chairman of the Management Board for a term of 3 (three) years.

2.4 The amounts of compensation and reimbursement to be paid to the Chairman of the Management Board and members of the Management Board shall be established by the Board of Directors of the Company.

ARTICLE 3. Powers and functions of the Management Board

3.1 The Management Board is the collective executive body of the Company and under the direction of the Chairman of the Management Board shall make decisions on the following issues of direct day-to-day management of the Company's activities in the intervals between General Meetings of Shareholders and meetings of the Board of Directors of the Company:

- 3.1.1 organization of accounting and reporting of the Company, preparation and submission of annual reports and balance sheets of the Company to the Board of Directors of the Company for approval;
- 3.1.2 decisions on issues pertaining to interaction with suppliers of goods and services for the Company and with consumers of its products;
- 3.1.3 establishment of prices, rates, and commissions under contracts with suppliers and consumers;
- 3.1.4 ensuring supplies of materials and equipment to the Company and supporting the sale of its products ad services;
- 3.1.5 keeping personnel records in accordance with current Russian legislation;
- 3.1.6 monitoring the condition of buildings, premises, and equipment of the Company, as well as the movement of tangible and monetary valuables;
- 3.1.7 the content and keeping of the Company's archives, ensuing clerical work and the work of the Company's office, an organizations of document storage at the Company in accordance with current legislation;

3.1.8 providing organizational support for the activities of the General Meeting of Shareholders, the Board of Directors of the Company, and the Audit Committee of the Company;

3.1.9 organizing the fulfillment of resolutions of the General Meeting of Shareholders and the Board of Directors;

3.1.10 performance of orders and/or instructions of the Chairman of the Management Board in other matters associated with the current activities of the Company.

ARTICLE 4. Chairman of the Management Board

4.1 The Chairman of the Management Board is the one-person executive body of the Company, carrying out management of the Company's current activities.

4.2 The Chairman of the Management Board is *ex officio* the director of the Company.

The Chairman of the Management Board shall organize the economic, financial, and business activities of the Company for the purposes of ensuring maximum profits of the Company and the satisfaction of social needs of the workforce.

4.3 The Chairman of the Management Board is *ex officio* the Chairman of the Management Board.

4.4 In accordance with current legislation and the Company's Charter, appointment and early termination of the powers of the Chairman of the Management Board shall be done by the Board of Directors.

4.5 For the purpose of performing his functions, the Chairman of the Management Board shall be invested with necessary powers in accordance with the Company's Charter, normative documents of the Company, and current RF legislation.

4.6 The rights and obligations of the Chairman of the Management Board are established by this Regulation, the Company's Charter, and the Contract between the Chairman of the Management Board and the Company, as well as current RF legislation.

4.7 The Chairman of the Management Board shall be appointed at a meeting of the Board of Directors for a term of 3 (three) years.

4.8 The Company, represented by the Board of Directors, shall enter into a contract with the Chairman of the Management Board (hereinafter the "Contract").

The terms of the Contract shall be established by the Board of Directors.

The Contract with the Chairman of the Management Board shall be signed on the Company's behalf by the Chairman of the Board of Directors or by a person authorized by the Board of Directors.

4.9 In his activities the Chairman of the Management Board shall be accountable to the General Meeting of Shareholders and the Board of Directors.

4.10 In performing his functions the Chairman of the Management Board shall:

1) without a power of attorney act in the name of the Company, including:
2) carry out operative management of the Company's activities;
3) have the right of first signature on financial documents;
4) direct and dispose of the Company's property for the purpose of assuring its current activities, within the limits established by this charter [sic; should be "the Company's Charter"] and current Russian legislation;
5) represent the Company's interests both in the Russian Federation and elsewhere, including in foreign states;
6) approve staff lists, conclude employment contracts with the Company's employees, and offer incentives and impose penalties on the Company's employees
7) direct the work of the Management Board and preside at its meetings;
8) make recommendations to the Board of Directors for the approval of candidates for members of the Management Board;
9) complete transactions in the Company's name, except in the cases provided for by the JSC Law and the Company's Charter;
10) issue powers of attorney in the Company's name;
11) open bank accounts of the Company;
12) organize the Company's accounting and reporting;
13) issue orders and instructions binding upon all employees of the Company;
14) perform other functions necessary for achievement of the goals of the Company's activities and assurance of its normal operation in accordance with current legislation and the Company's Charter, with the exception of the functions assigned by the JSC Law and the Company's Charter to other management bodies of the Company.

ARTICLE 5. Liability of the Chairman of the Management Board and members of the Management Board

5.1 The Chairman of the Management Board and members of the Management Board in exercising their rights and performing duties shall act in the interests of the Company, and exercise their rights and perform duties in relation to the Company reasonably and in good faith.

5.2 The Chairman of the Management Board and members of the Management Board shall be liable to the Company for losses caused to the Company by their culpable actions (omissions), unless other grounds and extent of liability are established by federal laws.

Therewith, liability shall not be borne by members of the Management Board who voted against the decision that resulted in losses to the Company or who did not take part in voting.

5.3 In determining the grounds and extent of liability of members of the Chairman of the Management Board and members of the Management Board, ordinary business conditions and other circumstances of significance to the case shall be taken into account.

5.4 If in accordance with the provisions of clause 5.2 liability is borne by several persons, their liability to the Company shall be solidary.

5.5 The Company or a shareholders (shareholders) owning in the aggregate at least 1 percent of the placed common shares of the Company are entitled to apply to a court with an action against the Chairman of the Management Board or a member of the Management Board for compensation of losses caused to the Company in the case provided for by clause 5.2 of this Regulation.

ARTICLE 6. Staff of the Chairman of the Management Board

6.1 For the purpose of performing his functions, the Chairman of the Management Board is entitled, with the consent of the Board of Directors, to form a staff of technical assistants and advisors.

6.2 The staff is intended to provide informational, organizational, and material support for the work of the Board of Directors, the Chairman of the Management Board, and the Management Board.

6.3 The resolution creating the staff of the Chairman of the Management Board and defining its structure and budget shall be adopted by the Board of Directors on the basis of a recommendation of the Chairman of the Management Board.

6.4 In the event that creation of a staff is inexpedient, the Chairman of the Management Board may independently hire consultants, advisers, and assistance for temporary work on individual issues of the Company's activities on the basis of agreements (contracts).

ARTICLE 7. Procedure for work of the Management Board

7.1 The holding (calling) of meetings of the Management Board shall be organized by the Chairman of the Management Board as necessary. Members of the Management Board shall be notified of a meeting by the Secretary of the Company.

7.2 A quorum for a meeting of the Management Board shall be at least half of the elected members of the Management Board. If the number of members of the Management Board falls below the number required to make a quorum, the Board of Directors shall be obligated to form the Management Board.

7.3 Decisions shall be made by the Management Board by a simple majority of votes. In the event of a tie of votes, the vote of the Chairman of the Management Board shall be the deciding vote.

7.4 Minutes shall be kept at meetings of the Management Board. The minutes of a meeting of the Management Board shall be provided to members of the Board of Directors and the Company's auditor at the request thereof.

7.5 The Chairman of the Management Board shall sign all documents on the Company's behalf and the minutes of meetings of the Management Board.

7.6 The assignment of a vote by one member of the Management Board to another person, including another member of the Management Board, is not permitted.

APPROVED

by resolution of the
General Meeting of Shareholders
of OJSC Wimm-Bill-Dann Foods

Minutes No. ______
of __________________, 2002

Chairman of the Meeting

_______________ (___________)

REGULATION
of Open Joint Stock Company
"Wimm-Bill-Dann Foods"

On the Audit Committee

Moscow
2002

This Regulation was developed on the basis of current legislation of the Russian Federation and the Charter of Open Joint Stock Company "Wimm-Bill-Dann Foods" (hereinafter the "Company"). The Regulation defines procedures for the activities of the Audit Committee of the Company.

1. Legal status of the Audit Committee

1.1 The Audit Committee is the body of the Company performing the functions of internal control over the financial and economic activities of the Company and its divisions, services, branches, and representative offices.

1.2 In its activities the Audit Committee shall be guided by the legislation of the Russian Federation, the Company's charter, this Regulation, and other documents of the Company adopted by the General Meeting of Shareholders and pertaining to the activities of the Audit Committee.

2. Composition of the Audit Committee

2.1 The Audit Committee shall be elected by the annual General Meeting of Shareholders. Voting shall be conducted separately for each candidate. A resolution to include a specific person in the Audit Committee shall be made if he receives the votes of owners of more than 50 (fifty) percent of the common shares of the Company, out of the number shareholders registered to participate in the meeting, who are entitled to vote on this issue in accordance with the legislation of the Russian Federation, the Company's charter, and this Regulation.

2.2 The number of persons on the Audit Committee shall be determined according to the results of voting, but may not be less than 7 (seven). The Audit Committee shall be elected for a term of one year.

2.3 A Chairman of the Audit Committee shall be elected at the meeting of the Audit Committee by a simple majority of votes of the members of the Audit Committee.

2.4 Members of the Audit Committee may be reelected by the General Meeting of Shareholders an unlimited number of times.

2.5 Members of the Company's executive body and members of the Board of Directors may not be members of the Audit Committee. In case of their election to the Audit Committee, the aforesaid persons shall be obligated to resign from other management bodies of the Company.

Shareholders owned by members of the Board of Directors or by persons holding positions on the Company's management bodies shall be disregarded for the purposes of voting in the election of members of the Audit Committee.

3. Functions of the Audit Committee

3.1 The Audit Committee shall examine and verify the financial and economic activities of the Company once every half year. Additional verifications may be conducted at any time on an instruction of the General Meeting of Shareholders, the Board of Directors, or shareholders owning at least 10 percent of the voting shares of the Company, or on the own initiative of the Audit Committee.

3.2 The terms and content of the instruction to conduct a verification must conform to the functions and competence of the Audit Committee.

3.3 In fulfilling its functions the Audit Committee shall carry out:

- verification of financial documents of the Company, results of inventorying of property, and comparison of these documents with data from source accounting records;
- verification of the legality of contracts concluded by the Company, transactions completed, and settlements with contracting parties;
- verification that the keeping of accounting and statistical records of financial and economic activities conforms to current normative provisions;
- verification of the financial condition of the Company, its solvency, liquidity of assets, ratio of debt to equity, and identification of capacity for improvement of the enterprise's economic condition;
- verification of the promptness and correctness of all types of payments, calculation and payment of dividends, interest, and discharge of other obligations;
- verification of the correct preparation of balance sheets of the Company and reporting documents for tax authorities.

3.4 The Audit Committee, the Chairman of the Audit Committee, and its members, in performing their functional duties shall not interfere in the day-to-day economic activities of the Company.

4. Rights and powers of the Audit Committee

4.1 The Audit Committee and its individual members for the purpose of due performance of their functions shall have the right:

- to obtain from the Company's management bodies, divisions, services, and officers, within the periods specified by the Audit Committee in its inquiry, all documents and materials necessary for the work of the committee, the study of which conforms to the functions and powers of the Audit Committee and its members;

- to demand that authorized persons call meetings of the Board of Directors or the General Meeting of Shareholders in cases when violations in the production-economic and financial sphere are identified, in compliance with RF legislation, or if there exists a threat to the interests of the Company and decisions on issues within the competence of these management bodies of the Company are required;
- to demand a personal explanation on issues within the competence of the Audit Committee from employees of the Company, including any of its officers;
- to raise before the Company's management bodies, divisions, and services the issue of liability of employees, including officers, in cases of violation by them of regulations, rules, and instructions applicable at the Company;

4.2 The Chairman of the Audit Committee has the right to participate in meetings of the Board of Directors with the right of a consultative vote.

5. Procedure for provision of information to members of the Audit Committee

5.1 At the request of the Audit Committee persons holding positions on the management bodies of the Company shall be obligated to submit documents on the financial and economic activities of the Company.
5.2 The aforesaid documents must be provided to the Audit Committee within the periods stipulated by the Audit Committee.

6. Duties of members of the Audit Committee

6.1 In the course of conducting verifications, members of the Audit Committee shall be obligated to duly study all documents and materials pertaining to the subject of the verification. Members of the Audit Committee shall be liable for providing incorrect opinions in accordance with current legislation.
6.2 The Audit Committee is obligated:

- to deliver the results of audits and verifications, written reports, memos, etc. to the Company's General Meeting of Shareholders, executive bodies, and Board of Directors in a timely fashion;
- to demand that authorized bodies call an extraordinary General Meeting of Shareholders in the event that a threat to the interests of the Company arises.

6.3 In the absence of auditors, the Audit Committee shall prepare and submit to the Board of Directors, no later than 30 days before the annual General Meeting of Shareholders, an opinion on the results of verification, which must contain confirmation of the reliability of data contained in the reports and other financial documents of the Company.
6.4 The Audit Committee shall submit results of verifications to the Board of Directors of the Company within 16 days of the end of the verification. The period for conduct of a verification shall depend on the volume of work, but must not exceed 14 working days.

7. Meetings of the Audit Committee

7.1 The Audit Committee shall decide all issues at its meetings. Decisions of the Audit Committee shall be formalized in the minutes, which shall be signed by the Chairman of the Audit Committee.
7.2 Meetings of the Audit Committee shall be conducted according to the approved plan, and also before the commencement of an verification or audit and on the results thereof. A member of the Audit Committee may request the calling of an urgent meeting of the Audit Committee in the event that violations requiring an immediate decision of the Audit Committee are discovered.
7.3 Meetings of the Audit Committee shall be considered empowered if attended by at least half of its members.
7.4 The formal documents and opinions of the Audit Committee shall be approved by a simple majority of the members of the Audit Committee attending the meeting. In the event of a tie of votes, the vote of the Chairman of the Audit Committee shall be the deciding vote.

Members of the Audit Committee, if they disagree with a decision of the Audit Committee, are entitled to have their own opinion recorded in the minutes of the meeting and brought to the attention of the Board of Directors.

7.5 The Audit Committee shall elect a Chairman and appoint a Secretary from among their number.

The Chairman shall call and conduct meetings; organize the day-to-day work of the Audit Committee, and submit documents issued in its name.

The Secretary of the Audit Committee shall organize the keeping of the minutes and the delivery of documents and opinions of the Audit Committee to the intended addressees.

8. Formal documents and opinions of the Audit Committee

8.1 The result of the Audit Committee's work shall be formal documents and opinions on the results of verification.

8.2 Formal documents and opinions shall be signed by all members of the Audit Committee who took part in the verification or audit.

APPROVED

by resolution of the
General Meeting of Shareholders
of OJSC Wimm-Bill-Dann Foods

Minutes No. _____
of ________________, 2002

Chairman of the Meeting

_____________ (__________)

REGULATION
of Open Joint Stock Company "Wimm-Bill-Dann Foods"

On the Procedure for Calling and Holding the General Meeting of Shareholders

Moscow 2002

1. General Provisions

1.1 This Regulation defines the procedure for calling, preparing, and holding annual and extraordinary General Meetings of Shareholders of Open Joint Stock Company "Wimm-Bill-Dann Foods" (hereinafter, the "Company").

1.2 Requirements for the procedure for preparing, calling, and holding a General Meeting of Shareholders may be established by the Federal Commission on the Securities Market.

1.3 The Company is obligated once a year to hold an annual General Meeting of Shareholders. The following issues must be decided at the annual General Meeting of Shareholders:

- election of the board of directors of the Company ("Board of Directors");
- election of the audit committee of the Company ("Audit Committee");
- approval of the Company's auditor;
- approval of annual reports, annual financial statements, including reports on profits and losses (statements of profits and losses), dividends, and losses of the Company on the basis of results of the fiscal year;

other issues assigned to the competence of the General Meeting of Shareholders.

The annual General Meeting of Shareholders shall be held no earlier than two months and no later than six months after the end of the fiscal year. All General Meetings of Shareholders other than the annual meeting are deemed extraordinary.

1.4 The General Meeting of Shareholders is not entitled neither to adopt resolutions on issues not included in the agenda of the meeting nor to alter the agenda.

1.5 The Company shall bear all expenses relating to the holding of the General Meeting of Shareholders.

2. Competence of the General Meeting of Shareholders

2.1 The following are assigned to the competence of the General Meeting of Shareholders:

1) making of revisions and additions to the Company's charter or approval of a restated version of the Company's charter;
2) reorganization of the Company;
3) liquidation of the Company, appointment of a liquidation committee, and approval of interim and final liquidation balance sheets;
4) determination of the number of seats on the Board of Directors, election of its members, and early termination of their powers;
5) determination of the number, par value, and category (class) of authorized shares and the rights granted by such shares;
6) increasing the Charter Capital by means of an increase in the par value of shares or by means of placement of additional shares, unless increases in the Charter Capital by means of placement of additional shares are assigned by the Company's charter in accordance with the Federal Law "On Joint Stock Companies" (the "JSC Law") to the competence of the Board of Directors;
7) decreasing the Charter Capital by means of a decrease in the par value of shares, by acquisition of some shares by the Company for the purpose of reducing their total number, or by cancellation of shares acquired or redeemed by the Company;
8) election of members of the Audit Committee and early termination of their powers;
9) approval of the Company's auditor;
10) approval of annual balance sheets and annual financial statements, including reports on profits and losses (profit and loss statements) of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company on the basis of results of the fiscal year;
11) determination of the procedure for holding the General Meeting of Shareholders;
12) election of members of the counting committee and early termination of their powers;
13) splitting and consolidation of shares;
14) adoption of resolutions approving transactions in the cases provided for by article 83 of the JSC Law;
15) adoption of resolutions approving major transactions in the cases provided for by article 79 of the JSC Law;
16) acquisition by the Company of placed shares in the cases provided for by the JSC Law;
17) adoption of resolutions concerning participation in holding companies, financial-industrial groups, associations, and other unions of commercial organizations;
18) approval of internal documents regulating the activity of the Company's bodies;
19) decision of other issues provided for by the JSC Law.

2.2 Issues assigned to the competence of the General Meeting of Shareholders may not be delegated for decision to an executive body of the Company.

Issues assigned to the competence of the General Meeting of Shareholders may not be delegated for decision to the Board of Directors.

2.3 The General Meeting of Shareholders is not entitled to examine or adopt resolutions on issues not assigned to its competence by the Company's charter or by the Federal Law "On Joint Stock Companies."

3. Resolutions of the General Meeting of Shareholders

3.1 Except in the cases established by federal laws, the right to vote at the General Meeting of Shareholders on issues put to a vote shall be held by:

- shareholders owning common shares of the Company;
- shareholders owning preferred shares of the Company in the cases provided for by the Federal Law "On Joint Stock Companies."

A voting share of the Company is a common share or a preferred share that grants the shareholder who owns it the right to vote in the decision of an issue put to a vote.

3.2 A resolution of the General Meeting of Shareholders on an issue put to a vote shall be adopted by a majority of votes of shareholders owning voting shares of the Company who participate in the meeting, unless the Federal Law "On Joint Stock Companies" establishes otherwise for the adoption of the resolution.

3.3 Resolutions on the issues specified in items 2, 6, and 14–18 of clause 2.1 of this Regulation shall be adopted by the General Meeting of Shareholders only pursuant to a proposal of the Board of Directors.

3.4 Resolutions on the issues specified in items 1–3, 5, and 16 of clause 2.1 of this Regulation shall be adopted by the General Meeting of Shareholders by a majority of three-fourths of the votes of shareholders owning voting shares who participate in the respective meeting.

3.5 In voting it is not permitted to divide the votes held by a shareholder (shareholder's representative). This means that if a shareholder has more than one voting share, he cannot with one portion of his shares vote in favor, and with another portion against, the adoption of a resolution.

4. Form of holding the General Meeting of Shareholders

4.1 A resolution of the General Meeting of Shareholders may be adopted both by means of assembly (joint attendance of shareholders for the purpose of discussing issues on the agenda and adopting resolutions thereon put to a vote) and by means of remote voting.

4.2 A General Meeting of Shareholders shall be deemed conducted by means of remote voting if voting of shareholders on issues on the agenda of the meeting is done without giving them the opportunity to meet collectively to discuss issues on the agenda and adopt resolutions on issues put to a vote.

4.3 A General Meeting of Shareholders held by means of remote voting is not entitled to adopt resolutions on the following issues:

- election of the Board of Directors;
- election of the Audit Committee;
- election of the Company's auditor;
- approval of annual reports and annual financial statements, including reports on profits and losses (statements of profits and losses) of the Company; distribution of profits, including payment (declaration) of dividends, and losses of the Company on the basis of results of the fiscal year;

A new General Meeting of Shareholders may not be held by means of remote voting to replace a General Meeting of Shareholders that did not take place and was to have been held by means of collective presence of shareholders.

5. Right to participate in the General Meeting of Shareholders

5.1 The list of persons entitled to participate in a General Meeting of Shareholders shall be prepared on the basis of data from the register of shareholders of the Company. The date established for the preparation of the list of persons entitled to participate in a General Meeting of Shareholders may not be more than 50 days before, or, if the agenda of an extraordinary General Meeting of Shareholders includes the issue of election of members of the Board of Directors, more than 65 days before, the date of the General Meeting of Shareholders.

5.2 The list of persons entitled to participate in a General Meeting of Shareholders shall contain the name of such person, data necessary to identify the person, data on the number and category (class) of shares in respect of which he holds the right to vote, and the postal address in the Russian Federation to which should be sent the notice of the General Meeting of Shareholders, voting ballots, if voting intends the sending of voting ballots, and the report on voting results.

5.3 The list of persons entitled to participate in a General Meeting of Shareholders shall be made available by the Company for inspection at the request of persons included in such list and holding at least 1 percent of votes, subject to the proviso that data from documents and the postal address of natural persons included in the list shall be provided only with the consent of such persons.

At the request of any interested party the Company shall be obligated to provide him within three days with an extract from the list of persons entitled to participate in a General Meeting of Shareholders, containing data concerning such person, or a statement attesting that he is not included in the list of persons entitled to participate in the General Meeting of Shareholders.

5.4 Changes to the list of persons entitled to participate in a General Meeting of Shareholders may be made only in cases of restoration of violated rights of persons not included in the list on the date of its preparation or correction of errors made in its preparation.

5.5 Persons not included in the list of persons entitled to participate in a General Meeting of Shareholders shall be entitled to attend the General Meeting of Shareholders without the right to vote only at the invitation of the Chairman or Secretary of the Meeting or with the consent of the Meeting of Shareholders.

6. Information on the holding of a General Meeting of Shareholders

6.1 Notice of a General Meeting of Shareholders must be sent to each person specified in the list of persons entitled to participate in the General Meeting of Shareholders by registered mail or hand-delivered to each of the aforesaid persons against signature for receipt, and also published in the Wall Street Journal newspaper no later than 20 days before the meeting.

6.2 The notice of a General Meeting of Shareholders must state:

- the full trade name and location of the Company;
- the form of holding the General Meeting of Shareholders (assembly or remote voting);
- the date, place, and time of the General Meeting of Shareholders [and], if the meeting is to be held I the form of remote voting, the last date on which voting ballots will be accepted and the postal address to which competed ballots are to be sent;
- the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders;
- the agenda of the General Meeting of Shareholders;
- the procedure for inspecting information (materials) to be provided in preparation for the General Meeting of Shareholders, and the address (addresses) at which it may be inspected.

6.3 If the proposed agenda of an extraordinary General Meeting of Shareholders includes the issue of election of members of the Board of Directors, notice of such meeting must be given no later than 50 days before the meeting.

6.4 The Company is entitled additionally to inform shareholders of the holding of a General Meeting of Shareholders through other mass media (television, radio).

6.5 Information (materials) to be provided to the persons entitled to participate in a General Meeting of Shareholders in preparation for the meeting shall include: the annual financial statements, including the opinion of the auditor and the opinion of the audit committee (controller) of the Company on the results of examination of the annual financial statements; information on candidates for the executive bodies of the Company, the Board of Directors, the Audit Committee (controller) of the Company, and the counting committee of the Company; draft versions of revisions and additions to be made to the Company's charter, or a draft of a restated version of the Company's charter; drafts of internal documents of the Company, and drafts of resolutions of the Board of Directors; and the information (materials) provided for by the Company's charter.

A list of additional information (materials) that must be provided to the persons entitled to participate in a General Meeting of Shareholders in preparation for the meeting may be established by the Federal Commission on the Securities Market.

6.6 In cases where a person registered in the Shareholders Register is a nominee holder of shares, the notice of a General Meeting of Shareholders shall be sent to the address of the nominee holder, unless a different postal address to which such notice should be sent is specified in the list of persons entitled to participate in the General Meeting of Shareholders. When a notice of a General Meeting of Shareholders is sent to a nominee holder of shares, such holder shall be obligated to inform his clients in the manner and within the periods established by legal enactments of the Russian Federation or the contract with the client.

7. Proposals for the agenda of a General Meeting of Shareholders

7.1 Shareholders (a shareholder) owning in the aggregate at least 2 percent of the voting shares of the Company are entitled to place issues on the agenda of the annual General Meeting of Shareholders and nominate candidates for the Board of Directors, the collective executive body, the Audit Committee (controller), and the counting committee of the Company, with the proviso that the number of nominees may not exceed the number of seats on the respective body, and may also nominate a candidate for the one-person executive body. Such proposals and nominations must be received by the Company no later than 30 days after the end of the fiscal year.

7.2 If the proposed agenda of an extraordinary General Meeting of Shareholders includes the issue of election of members of the Board of Directors (in case of their election by cumulative voting), shareholders (a shareholder) owning in the aggregate at least 2 percent of the voting shares of the Company shall be entitled to nominate candidates for election to the Board of Directors, with the proviso that the number of nominees may not exceed the number of seats on the Board of Directors. Such nominations must be received by the Company at least 30 days before the extraordinary meeting.

7.3 Proposals to place issues on the agenda of a General Meeting of Shareholders and nominations of candidates shall be submitted in writing and specify the name of the shareholders (shareholder) submitting them and the number and category (class) of shares owned by them, and must be signed by the shareholders (shareholder).

7.4 A proposal to place issues on the agenda of a General Meeting of Shareholders must contain the formulation of each proposed issue; a nomination must state the name of each nominated candidate, the name of the body to which he is nominated, and other information on the candidate as required by the Company's charter. A proposal to place issues on the agenda of a General Meeting of Shareholders may contain the formulation of a resolution on each proposed issue.

7.5 The Board of Directors is obligated to examine received proposals and adopt a resolution to include them in the agenda of the General Meeting of Shareholders or a resolution to refuse to include them in the agenda no later than five days after the end of the periods established by clauses 7.1 and 7.2 of this Regulation. An issued proposed by shareholders (a shareholder) is subject to inclusion in the agenda of a General Meeting of Shareholders, just as nominated candidates are subject to inclusion in the list of candidates for voting in elections to the respective body of the Company, except in cases when:

- the shareholders (shareholder) did not comply with the periods established by clauses 7.1 and 7.2 of this Regulation;
- the shareholders (shareholder) are not the owner of the number of voting shares of the Company stipulated by clauses 7.1 and 7.2 of this Regulation;
- the proposal or nomination does not meet the requirements set forth in clauses 7.3 and 7.4 of this Regulation; or
- the issue proposed for inclusion in the agenda of the General Meeting of Shareholders is not assigned to its competence and (or) does not meet the requirements of the Federal Law "On Joint Stock Companies" and other legal enactments of the Russian Federation.

7.6 The Board of Directors is not entitled to change the formulation of issues proposed for inclusion in the agenda of a General Meeting of Shareholders or the formulation of resolutions on such issues.

7.7 Besides the issues proposed for inclusion in the agenda of the General Meeting of Shareholders by shareholders, or absence of such proposals, or absence or insufficient number of candidates nominated by shareholders to form the respective body, the Board of Directors shall be entitled to include issues in the agenda of the meeting or add candidates to the list of candidates at its own discretion.

8. Preparation for a General Meeting of Shareholders

8.1 In preparing for a General Meeting of Shareholders, the Board of Directors shall determine:

- the form of holding the General Meeting of Shareholders (assembly or remote voting);
- the date, place, and time of the General Meeting of Shareholders, or, in the case of a meeting held in the form of remote voting, the last date on which voting ballots will be accepted and the postal address to which completed ballots are to be sent;
- the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders;
- the agenda of the General Meeting of Shareholders;
- the procedure for notifying shareholders of the General Meeting of Shareholders;
- the list of information (materials) to be provided to shareholders in preparation for the General Meeting of Shareholders and the procedure for its provision;
- the form and text of the voting ballot in case of voting by ballot.

The Chairman and the Secretary of the General Meeting of Shareholders shall appoint a technical director of the General Meeting of Shareholders.

9. Extraordinary General Meetings of Shareholders

9.1 An extraordinary General Meeting of Shareholders shall be held pursuant to a resolution of the Board of Directors on the basis of its own initiative or a request of the Audit Committee (controller) of the Company, the Company's auditor, or shareholders (a shareholder) owning at least 10 percent of the voting shares of the Company on the date such request is presented.

9.2 The calling of an extraordinary General Meeting of Shareholders requested by the Audit Committee (controller) of the Company, the Company's auditor, or shareholders (a shareholder) owning at least 10 percent of the voting shares of the Company shall be done by the Board of Directors.

9.3 An extraordinary General Meeting of Shareholders called at the request of the Audit Committee, the Company's auditor, or shareholders (a shareholder) owning at least 10 percent of the voting shares of the Company must be held within 40 days of the date of submission of the request to hold such meeting.

If the proposed agenda of an extraordinary General Meeting of Shareholders includes the issue of election of members to the Board of Directors, such General Meeting of Shareholders must be held within 70 days of the submission of the request to hold the meeting.

9.4 In cases when in accordance with articles 68–70 of the Federal Law "On Joint Stock Companies" the Board of Directors is obligated to adopt a resolution to hold an extraordinary General Meeting of Shareholders, such meeting must be held within 40 days of the adoption of such resolution by the Board of Directors.

9.5 A request to hold an extraordinary General Meeting of Shareholders must contain formulations of the issues subject to inclusion in the agenda of the meeting. A request to hold an extraordinary General Meeting of Shareholders may contain formulations of resolutions on each of these issues, and also may propose the form of holding the General Meeting of Shareholders. If a request to hold an extraordinary General Meeting of Shareholders includes nominations of candidates, the corresponding provisions of article 53 of the Federal Law "On Joint Stock Companies" shall extend to such nominations.

9.6 The Board of Directors is not entitled to alter the formulations of issues on the agenda, the formulations of resolutions on such issues, or the proposed form of holding an extraordinary General Meeting of Shareholders called at the request of the Audit Committee (controller) of the Company, the Company's auditor, or shareholders (a shareholder) owning at least 10 percent of the voting shares of the Company.

9.7 If a request to call an extraordinary General Meeting of Shareholders originates from shareholders (a shareholder), it must contain the names of the shareholders (shareholder) requesting such meeting and indicate the number and categories (classes) of shares owned by them.

9.8 A request to call an extraordinary General Meeting of Shareholders shall be signed by the persons (person) requesting such meeting.

9.9 Within five days of the date of presentment of a request to call an extraordinary General Meeting of Shareholders by the Audit Committee (controller) of the Company, the Company's auditor, or shareholders (a shareholder) owning at least 10 percent of the voting shares of the Company, the Board of Directors must adopt a resolution to call an extraordinary General Meeting of Shareholders or a resolution to refuse to call such meeting.

9.10 A resolution to refuse to call an extraordinary General Meeting of Shareholders requested by the Audit Committee (controller) of the Company, the Company's auditor, or shareholders (a shareholder) owning at least 10 percent of the voting shares of the Company may be adopted in cases when:

- the procedure established by this section for presentment of a request to call an extraordinary General Meeting of Shareholders has not been complied with;
- the shareholders (shareholder) requesting the extraordinary General Meeting of Shareholders do not own the number of voting shares stipulated by clause 9.1 of this Regulation; or
- none of the issues proposed for inclusion in the agenda of the extraordinary General Meeting of Shareholders is assigned to its competence and (or) conforms to the requirements of the Federal Law "On Joint Stock Companies" and other legal enactments of the Russian Federation.

9.11 A resolution of the Board of Directors to call an extraordinary General Meeting of Shareholders or a reasoned resolution to refuse to call such meeting shall be sent to the persons requesting the meeting no later than three days after the adoption of such resolution.

10. Counting Committee

10.1 For the purposes of supporting the holding of a General Meeting of Shareholders at the Company, the General Meeting of Shareholders shall elect 5 members of a counting committee. The counting committee shall be a standing working body of the General Meeting of Shareholders.

10.2 The counting committee shall consist of a Chairman and members of the committee. The Chairman of the counting committee shall be elected by the members of the committee by a majority of votes.

10.3 Any natural person nominated by the Board of Directors and/or shareholders (a shareholder) owning in the aggregate at least 2 percent of the voting shares of the Company may be a member of the counting committee. Members of the Board of Directors, members of the Audit Committee (controller) of the Company, members of the Company's Management Board, the Chairman of the Management Board, and persons nominated as candidates for these positions may not be members of the counting committee.

10.4 If the term of office of the counting committee expires or the number of its members falls below three, or fewer than three of its members appear to perform their duties, a registrar may be engaged to perform the functions of the counting committee.
10.5 The counting committee shall verify authority and register persons participating in the General Meeting of Shareholders, determine the presence of a quorum of a General Meeting of Shareholders, explain issues arising in connection with the exercise by shareholders (their representatives) of voting rights at the General Meeting, explain the procedure for voting on issues put to a vote, ensure the standard voting procedure and rights of shareholders to participate in voting, count votes and tally the results of voting, prepare a voting results protocol, and transfer the voting ballots into the archives.
10.6 Members of the counting committee shall be elected for a term ending at the next annual General Meeting of Shareholders. The powers of members of the counting committee shall be effective from the time of signing of the minutes of the annual General Meeting of Shareholders at which the members of the counting committee are elected.

11. Procedure for participation of shareholders in a General Meeting of Shareholders

11.1 A shareholder may exercise his right to participate in a General Meeting of Shareholders personally or through a personal representative.

A shareholder may at any time replace his representative at a General Meeting of Shareholders or personally participate in the General Meeting of Shareholders.

A shareholder's representative at a General Meeting of Shareholders shall act in accordance with powers based on the indications of federal laws, the enactments of authorized state bodies or local self-government bodies, or a power of attorney drawn up in writing. A power of attorney to vote must contain information on the principal and the representative (name, place of residence or location, passport data). A power of attorney to vote must be executed in accordance with the requirements of clauses 4 and 5 of article 185 of the Civil Code of the Russian Federation or notarized. In addition to having a power of attorney and a document certifying identity, a legal entity representing a shareholder is obligated to carry copies of (notarized) documents confirming the rights of the person who signed the power of attorney.
11.2 In the event that a share is assigned after the date of preparation of the list of persons entitled to participate in a General Meeting of Shareholders and before the date of such meeting, the person included in the list is obligated to provide the purchaser with a power of attorney to vote, or else himself vote at the General Meeting of Shareholders in accordance with the instructions of the purchaser of the shares. This rule applies also to each subsequent assignment of a share.
11.3 If a share of the Company is jointly owned by several persons, then powers to vote at a General Meeting of Shareholders shall be exercised, at their discretion, either by one of the joint owners or by a common representative. The powers of each of the aforesaid persons must be duly formalized.
11.4 A shareholder shall acquire the right to participate in a General Meeting of Shareholders only after completing official registration within the hours specified in the notice of the meeting.
11.5 Shareholders who do not complete registration within the hours specified in the notice shall be deemed not to have participated in the General Meeting of Shareholders.

12. Quorum of a General Meeting of Shareholders

12.1 A General Meeting of Shareholders is empowered (has a quorum) if shareholders owning in the aggregate more than half of the votes carried by placed voting shares of the Company have participated in the meeting.

Deemed to have participated in a General Meeting of Shareholders are those shareholders who registered to participate in it. Deemed to have participated in a General Meeting of Shareholders held in the form of remote voting are those shareholders whose ballots were received before the expiration of the period for acceptance of ballots.
12.2 If the agenda of a General Meeting of Shareholders includes issues on which different groups of voters are eligible to vote, a quorum for the adoption of a resolution on these issues shall be determined separately. In such case, the absence of a quorum for the adoption of a resolution on issues on which one group of voters is eligible to vote shall not prevent the adoption of a resolution on issues on which a different group of voters is eligible to vote and for which a quorum is present.
12.3 In the absence of a quorum for an annual General Meeting of Shareholders, a repeated General Meeting of Shareholders shall be held with the same agenda. In the absence of a quorum for an extraordinary General Meeting of Shareholders, a repeated General Meeting of Shareholders may be held with the same agenda.
12.4 A repeated General Meeting of Shareholders is empowered (has a quorum) if shareholders owning in the aggregate at least 30 percent of the votes carried by placed voting shares of the Company have participated in the meeting.

12.5 Notice of a repeated General Meeting of Shareholders shall be given in accordance with the requirements of section 6 of this Regulation, except that the provisions of clause 6.3 of this Regulation shall not apply. Hand-delivery, other delivery, and publication of voting ballots in conjunction with a repeated General Meeting of Shareholders shall be done in accordance with the requirements of article 60 of the Federal Law "On Joint Stock Companies."

12.6 In the case of a repeated General Meeting of Shareholders held within 40 days of the General Meeting of Shareholders that did not take place, the persons entitled to participate in the repeated General Meeting of Shareholders shall be determined in accordance with the list of persons entitled to participate in the General Meeting of Shareholders that did not take place.

13. Voting ballots

13.1 Voting on issues on the agenda of a General Meeting of Shareholders shall be conducted using voting ballots according to the principle, "one voting share of the Company equals one vote."

13.2 Voting ballots must be delivered by hand against signature for receipt to each person specified in the list of persons entitled to participate in the General Meeting of Shareholders (or representative of thereof) who registered to participate in the meeting, except in the cases provided for by paragraph 2 of this clause.

In the case of a general meeting of shareholders held in the form of remote voting, voting ballots must be sent by registered letter or delivered by hand against signature for receipt, no later than 20 days before the meeting, to each person specified in the list of persons entitled to participate in the General Meeting of Shareholders.

13.3 The following information must be specified on a voting ballot:

- the full trade name of the Company and the location of the Company;
- the form of holding the General Meeting of Shareholders (assembly or remote voting);
- the date, place, and time of the General Meeting of Shareholders, or, if the General Meeting of Shareholders is to be held in the form of remote voting, the last date on which voting ballots will be accepted and the postal address to which completed ballots are to be sent;
- formulations of resolutions on each issue (the name of each candidate) on which voting is to be conducted using ballots;
- voting options for each issue on the agenda, expressed as "for", "against", or "abstained."
- a reminder that the voting ballot must be signed by the shareholder.

In case of cumulative voting, the voting ballot must state this and explain the nature of cumulative voting.

13.4 In voting conducted using voting ballots, votes that meet the following criteria shall be counted:

- the voter has left only one of the possible voting options;
- the ballot has been signed by the shareholder or his representative;
- the form and text of the ballot conform to the form and text approved by the Board of Directors.

Voting ballots completed in violation of the aforesaid requirement shall be deemed spoiled and the respective votes on the issues contained therein shall not be counted.

If a voting ballot contains several issues put to a vote, failure to comply with the aforesaid requirement in relation to one or more issues shall not entail that the voting ballot as a whole be deemed spoiled.

14. Formalization of resolutions adopted by the General Meeting of Shareholders

14.1 On the basis of results of voting the counting committee shall prepare a voting results protocol signed by the members of the counting committee. The voting results protocol shall be prepared no later than 15 days after the end of the General Meeting of Shareholders or, in the case of a meeting held by remote voting, the expiration of the period for acceptance of ballots.

14.2 After the voting results protocol has been prepared and the minutes of the General Meeting of Shareholders have been signed, voting ballots shall be sealed by the counting committee and transferred to the Company's archives for storage.

14.3 The voting results protocol shall be attached to the minutes of the General Meeting of Shareholders.

14.4 Resolutions adopted by the General Meeting of Shareholders and voting results shall be read at the General Meeting of Shareholders at which voting was conducted, or delivered no later than 10 days after preparation of the voting results protocol in the form of a report on voting results to the persons included in the list of persons entitled to participate in the General Meeting of Shareholders, in the manner established for giving notice of a General Meeting of Shareholders.

14.5 The minutes of a General Meeting of Shareholders shall be prepared in two original copies no later than 15 days after the end of the meeting. Both copies shall be signed by the person presiding at the General Meeting of Shareholders and by the Secretary of the General Meeting of Shareholders.

14.6 The following information shall be stated in the minutes of a General Meeting of Shareholders:

- the place and time of the meeting;
- the total number of votes held by shareholders owning voting shares of the Company;
- the number of votes held by shareholders participating in the meeting;
- the Chairman (presidium) and the Secretary of the meeting; and the agenda of the meeting.

The minutes of a General Meeting of Shareholders must include the main points of speeches, the issue put to a vote and the results of voting thereon, and resolutions adopted by the meeting.

14.7 A shareholder may inspect the minutes of a General Meeting of Shareholders on any business day at the location of the Company.

15. Standing rules of the meeting of shareholders

15.1 Registration of shareholders or their representatives (hereinafter, "participants in a meeting") to participate in the work of a General Meeting of Shareholders ("meeting") shall be scheduled according to the time specified in the notice of the meeting.

15.2 At the time of registration participants in a meeting are required to present the documents specified by clause 11 of this Regulation.

15.3 Upon registration participants in a meeting shall be issued with:

voting ballots,

a mechanical voting card (if required).

15.4 After the registration period the Chairman of the counting committee shall report the results of registration to the meeting. On the basis of the report of the Chairman of the counting committee, the Chairman of the General Meeting of Shareholders shall announce the start (postponement) of the meeting and communicate the agenda of the meeting to participants in the meeting.

15.5 The agenda of the meeting shall be designed for the holding of the meeting during one working day.

15.6 The holding of the meeting shall be assured by the Chairman and the Secretary of the General Meeting of Shareholders, and by the technical director of the meeting. In their absence, the meeting is authorized to elect a Chairman or Secretary of the General Meeting of Shareholders or a technical director from among the participants in the meeting.

15.7 After announcement of the agenda, the Chairman of the General Meeting of Shareholders or the technical director of the meeting (in case of his appointment by the Board of Directors) shall inform the participants in the meeting of temporary rules and procedures for the discussion of issues on the agenda of the meeting.

15.8 The calculated time for the holding of the meeting shall be determined on the basis of the following time provisions:

a speech (report) of the Chairman of the Management Board lasting up to 30 (thirty) minutes (together with responses to written questions);

a speech (report, communication) on issues on the agenda lasting up to 15 (fifteen) minutes together with responses to written questions;

speeches in debate on the report of the Chairman of the Management Board lasting up to 5 (five) minutes;

speeches in debate on other issues on the agenda lasting up to 3 (three) minutes;

speeches with questions lasting no more than 1 (one) minute.

15.9 By agreement with the reader of a report, the Chairman of the meeting (technical director) may reduce or increase the time allotted for the main reports (speeches) on issues on the agenda.

15.10 Participants in a meeting are entitled to put their names to speeches on issues on the agenda of the meeting. An entry for speeches in debate shall be made in writing simultaneously for all issues on the agenda. An application to speak must contain: the surname, given name, and patronymic of the speaker, the name of the issue on which he wishes to speak, and the person's signature. Applications to speak concerning candidates for management bodies of the Company shall also indicate whether the speech is "for" or "against." Speeches on issues for which voting has been held are not permitted.

15.11 Applications to speak in debate shall be submitted to the counting committee, which strictly in the order of their receipt shall prepare the list of speakers on each issue on the agenda and submit it to the Chairman of the meeting.

15.12 The floor shall be granted for speeches in debate strictly according to the list prepared by the counting committee. A participant in the meeting who misses his turn shall be deprived of the right to speak on that issue on the agenda.

15.13 With respect to issues on the agenda associated with the adoption of documents (or amendments thereto), the number of speeches in debate shall be no more than five; with respect to other issues, no more than three, not counting speeches with questions and subsequent speeches of report readers with responses to written questions.

Approved
By Resolution of the General Meeting of
Shareholders of OJSC WBD Foods
Minutes No. ___
of _______________ 2002

Chairman of the Meeting

_________________ (D. Yakobashvili)

REGULATION

"On the Board of Directors"

of Open Joint Stock Company "Wimm-Bill-Dann Foods"

Moscow, 2002

1. GENERAL PROVISIONS

1.1 The board of directors (hereinafter, the "Board of Directors") of Open Joint Stock Company "Wimm-Bill-Dann Foods" ("Company") shall carry out general management of the Company's activities, with the exception of issues assigned by Federal Law No. 208-FZ of December 26, 1995, "On Joint Stock Companies" ("JSC Law") to the competence of the general meeting of shareholders of the Company ("General Meeting of Shareholders").

1.2 The main objective of the Board of Directors is to increase the Company's profits.

1.3 The Board of Directors shall act within the limits of its competence and be guided in its activities by the Company's Charter and this Regulation.

2. COMPETENCE OF THE BOARD OF DIRECTORS

2.1 The Board of Directors shall carry out general management of the Company's activities, with the exception of decision of issues assigned by the Company's Charter to the competence of the General Meeting of Shareholders.

2.2 The following issues are assigned to the competence of the Board of Directors:

1) determination of the priority directions of the Company's activities;
2) calling of annual and extraordinary General Meetings of Shareholders, except in the cases provided for by article 55.8 of the JSC Law;
3) approval of the agenda of the General Meeting of Shareholders;
4) determination of the date of preparation of the list of persons entitled to participate in the General Meeting of Shareholders, and other issues assigned to the competence of the Board of Directors in accordance with the provisions of chapter VII of the JSC Law and associated with preparation for and holding of the General Meeting of Shareholders;
5) increasing the charter capital of the Company by means of placement of additional shares by the Company within the limits of the number and categories (classes) of authorized shares;
6) placement of bonds and other issued securities by the Company in the cases provided for by the JSC Law;
7) determination of the price (monetary valuation) of property and the price of placement and redemption of issued securities in the cases provided for by the JSC Law;
8) acquisition of shares, bonds, and other securities placed by the Company in the cases provided for by the JSC Law;
9) formation of the executive bodies of the Company and early termination of their powers—election of the Chairman of the Management Board of the Company and appointment of the members of the Management Board of the Company;
10) establishment of the amounts of compensation and reimbursement to be paid to the executive bodies of the Company—the Chairman of the Management Board and the members of the Management Board;
11) recommendations on the amounts of compensation and reimbursement to be paid to members of the Audit Committee of the Company and determination of the amount to be paid for the services of the auditor;
12) recommendations on the amount of the dividend on shares and the procedure for its payment;
13) use of the reserve fund and other funds of the Company;
14) approval of internal documents of the Company, with the exception of internal documents whose approval is assigned by the JSC Law to the competence of the General Meeting of Shareholders or assigned by this charter to the competence of the Company's executive bodies;
15) creation of branches and opening of representative offices of the Company;
16) approval of major transactions in the cases provided for by chapter X of the JSC Law;
17) approval of the transactions provided for by chapter XI of the JSC Law;
18) approval of the Company's registrar and the terms of the contract with the registrar, and termination of the contract with the registrar;
19) adoption of resolutions on the Company's participation in other organizations, except in the cases provided for by article 48.1.18 of the JSC Law;
20) other issues provided for by the JSC Law and the Company's Charter.

2.3 Resolutions of the Board of Directors shall be binding upon all executive bodies of the Company.

3. Composition of the Board of Directors and requirements of persons elected to the Board of Directors

3.1 The Board of Directors shall consist of 9 persons **(version: 11 (eleven) persons).** The personnel comprising the membership of the Board of Directors shall be determined by the General Meeting of Shareholders.

3.2 Any natural person nominated by shareholders (a shareholder) owning in the aggregate at least 2 percent of the voting shares of the Company and/or the Board of Directors may be a member of the Board of Directors.

4. Election of members of the Board of Directors

4.1 Members of the Board of Directors shall be elected by the annual General Meeting of Shareholders by cumulative voting for a term ending at the next annual General Meeting of Shareholders. If an annual General Meeting of Shareholders is not held before July 1 of the current year, the powers of the Board of Directors shall be terminated, with the exception of powers relating to preparation, calling, and holding of the annual General Meeting of Shareholders.

4.2 In voting in the election of members to the Board of Directors, the number of votes held by each shareholder shall be multiplied by the number of persons to be elected to the Board of Directors, and a shareholder may cast the votes thus received wholly for one candidate or divide them among two or more candidates. The candidates who receive the greatest number of votes shall be deemed elected to the Board of Directors.

4.3 Persons elected to the Board of Directors may be reelected an unlimited number of times.

4.4 Pursuant to a resolution of the Board of Directors the powers of all members of the Board of Directors may be terminated early.

A member of the Board of Directors is entitled at any time to voluntarily resign his powers by sending a written notice to the other members of the Board of Directors. In such case, the powers of the remaining members of the Board of Directors shall not be terminated.

4.5 Candidates for the Board of Directors shall be nominated by a shareholder or group of shareholders owning in the aggregate at least 2 percent of the voting shares of the Company. Nominations must be made no later than 30 days after the end of the Company's fiscal year. A shareholder or group of shareholders may nominate a number of candidates not exceeding the number of seats on the Board of Directors.

4.6 Nominations of candidates for the Board of Directors shall be submitted to the Board of Directors in writing and must include:

- the name of the candidate;
- the number and categories (class) of the shares owned by him (if the candidate is a shareholder of the Company);
- the name of the shareholder (shareholders) nominating the candidate;
- the number and categories (class) of shares owned by them;
- the signature of the shareholder (shareholders) nominating the candidates.

4.7 No later than 5 days after the end of the period for submission of nominations, the Board of Directors shall be obligated to examine the received nominations and adopt a resolution to include the nominated candidates in the list of candidates for election to the Board of Directors or to refuse their inclusion. A candidate nominated by a shareholder (shareholders) is subject to inclusion in the list of candidates for election to the Board of Directors except when:

- the shareholder (shareholders) has failed to comply with the procedure for submission of nominations;
- the shareholder (shareholders) does not own the number of voting shares of the Company required by clause 4.5 of this Regulation;
- information contained in the nomination does not conform to the requirements of clause 4.6 of this Regulation.

4.8 If the Board of Directors adopts a resolution to refuse to include a candidate in the list of candidates for election to the Board of Directors, the Board of Directors shall be obligated to send a written, reasoned decision to the shareholder (shareholders) who nominated the candidate within 3 days of the adoption of such resolution.

4.9 The Board of Directors shall form the final list of candidates and submit it to the General Meeting of Shareholders.

4.10 If, within the periods established in clause 4.5 of this Regulation, shareholders entitled to nominate candidates for the Board of Directors do not nominate candidates, or nominate an insufficient number of candidates, the Board of Directors may add candidates to the list of candidates at its own discretion.

5. PROCEDURE FOR CALLING AND HOLDING MEETINGS OF THE BOARD OF DIRECTORS

5.1 The Board of Directors shall carry out its activities by holding meetings (direct form) or by adopting resolutions by remote voting.

5.2 Meetings of the Board of Directors shall be called by the Chairman of the Board of Directors on his own initiative or at the request of a member of the Board of Directors, the Audit Committee or the Company's auditor, or an executive body of the Company.

5.3 For the purposes of supporting the activities of the Board of Directors and the organization of its document circulation, the Board of Directors shall appoint a Secretary of the Board of Directors for the term of office of the respective Board of Directors. Only a natural person may be the Secretary of the Board of Directors. The Secretary of the Board of Directors may not be a shareholder of the Company and/or a member of the Board of Directors. The Secretary of the Board of Directors may be appointed an unlimited number of times.

The Board of Directors is entitled at any time to adopt a resolution to terminate early the powers of the Secretary of the Board of Directors and appoint a new Secretary of the Board of Directors.

5.4 Members of the Board of Directors and other persons involved in the work of the Board of Directors (manager of work with investors, manager of the Legal Department, other persons responsible for preparing issues on the agenda of a meeting of the Board of Directors) shall be notified of a meeting by the Secretary of the Board of Directors no later than one week before the meeting and be provided with the agenda and necessary materials.

5.5 The Secretary of the Board of Directors shall prepare (draw up) the agenda of the meeting.

5.6 Meetings of the Board of Directors shall be held as necessary, but no less than 5 (five) times a year. No later than 5 (five) days after the end of the period for the submission by shareholders of proposals for the agenda of the annual General Meeting of Shareholders, the Board of Directors shall adopt a resolution to include proposals received from shareholders in the agenda of the annual General Meeting of Shareholders and, no later than 30 days before the annual General Meeting of Shareholders, examine the issue of approval of the annual report to be submitted to the annual General Meeting of Shareholders.

In the event that a request to call an extraordinary General Meeting is made by the Audit Committee (controller) of the Company, the auditor of the Company, or a shareholder (shareholders) owning at least 10 percent of the voting shares of the Company, the Board of Directors shall adopt a resolution to call an extraordinary meeting of shareholders or a resolution to refuse to call such meeting within 5 days of submission of the request.

5.7 A meeting of the Board of Directors shall be held, as a rule, on Tuesday, Wednesday, Thursday, or Friday. A meeting shall begin at 12:00 p.m. and last no more than 4 hours with one 10-minute break. A speech concerning an issue on the agenda shall take no more than 30 minutes. The members of the Board of Directors shall be advised not to interrupt a speech.

5.8 On the basis of discussion of an issue on the agenda, the person presiding at the meeting of the Board of Directors shall put the issue(s) to a vote. Members of the Board of Directors who wish to put an issue to a vote shall first apply to the person presiding at the meeting with the proposed formulation. Other comments and remarks of members of the Board of Directors shall not be put to a vote.

5.9 If necessary, any meeting of the Board of Directors may be adjourned with the consent of all attending members of the Board of Directors.

5.10 At meetings of the Board of Directors the Secretary of the Board of Directors shall keep a shorthand account of the meeting and the minutes. The shorthand account of the meeting shall be provided by the Secretary of the Board of Directors to the Board of Directors for approval at the next meeting. The minutes of a meeting of the Board of Directors shall be prepared by the Secretary of the Board of Directors jointly with the head of the Management Board no later than 3 days after the meeting. The minutes of a meeting of the Board of Directors shall be signed by the person presiding at the meeting and by the Secretary of the Board of Directors, both of whom shall be responsible for the correct preparation of the minutes.

The following information shall be stated in the minutes:

- the place and time of the meeting;
- the persons attending the meeting;
- the agenda of the meeting;
- the issues put to a vote, and the results of voting thereon;
- the adopted resolutions.

5.11 The minutes of meetings must be accessible for inspection to any member of the Board of Directors or representative thereof at the Company's location or at another location determined by the Board of Directors.

5.12 Resolutions shall be adopted at meetings of the Board of Directors by a majority of votes of attending members of the Board of Directors. Each member of the Board of Directors shall have one vote. In the event of a tie of votes, the vote of the Chairman of the Management Board shall be the deciding vote.

5.13 A quorum for a meeting of a Board of Directors shall be 5 (five) members of the Board of Directors.

In determining whether a quorum is present and determining the results of voting, written opinions on issues of the agenda received prior to the start of the meeting from members of the Board of Directors absent from the meeting shall be taken into account.

If the number of members of the Board of Directors becomes less than half of the number specified by the Company's charter, the Board of Directors shall be obligated to call an extraordinary General Meeting of Shareholders for the purpose of electing a new Board of Directors. The remaining members of the Board of Directors shall have be entitled only to adopt a resolution to call such extraordinary General Meeting of Shareholders.

5.14 A resolution to increase the Company's charter capital by means of placement of additional shares shall be adopted unanimously by all members of the Board of Directors; therewith, the votes of removed members of the Board of Directors shall be disregarded.

5.15 A resolution to complete a major transaction having as its subject-matter property whose value comprises 25 to 50 percent of the book value of the Company's assets on the date of adoption of such resolution shall be adopted by all members of the Board of Directors unanimously; therewith, the votes of removed members of the Board of Directors shall be disregarded.

If unanimity of the Board of Directors is not achieved on an issue pertaining to the completion of a major transaction, the issue of completing such transaction may be submitted to the General Meeting of Shareholders for decision pursuant to a resolution of the Board of Directors.

5.16 The Board of Directors may adopt resolutions by remote voting. In such case, notices along with the agenda shall be sent to the members of the Board of Directors, and the issues proposed for discussion and voting in the Board of Directors and proposed voting options for such issues shall be distributed. Issues shall be distributed by registered letter or facsimile transmission no later than 10 days before the date of determination of quorum for the issues put to a vote and drawing-up of the resolutions of the Board of Directors (preparation of the minutes).

Upon receiving such issues, each member of the Board of Directors shall be entitled, within the periods defined in the notice, to examine the issues proposed for voting, vote on these issues by crossing out all voting options except the single voting option acceptable to the member, and send them to the Company's address by registered letter or facsimile transmission.

Written opinions of members of the Board of Directors that are received in violation of the conditions of this clause shall not be accepted for examination.

The Secretary of the Board of Directors shall examine the received written opinions of members of the Board of Directors and draw up a resolution of the Board of Directors on the basis of the results of remote voting.

The following information shall be stated in the minutes of the Board of Directors:

- the date of preparation of the minutes;
- the persons who took part in voting;
- the agenda;
- the issues put to a vote, and the results of voting thereon;
- the adopted resolutions.

5.17 Assignment of a vote by one member of the Board of Directors to another member of the Board of Directors is prohibited.

6. Limitations of the rights of members of the Board of Directors

6.1 Members of the Board of Directors may not simultaneously be members of the Audit Committee.

6.2 Members of the Board of Directors may not simultaneously be members of the counting committee.

6.3 Shares of the Company owned by members of the Board of Directors shall be disregarded for the purposes of voting in the election of members of the Audit Committee.

7. Liability of members of the Board of Directors

7.1 Members of the Board of Directors in exercising their rights and performing duties shall act in the interests of the Company and exercise their rights and perform duties in relation to the Company reasonably and in good faith.

7.2 Members of the Board of Directors shall be liable to the Company for losses caused to the Company by their culpable actions (omissions). Liability shall not be borne by members of the Board of Directors who voted against the resolution that resulted in losses to the Company or who did not take part in voting.

7.3 In determining the grounds and extent of liability of members of the Board of Directors, ordinary business conditions and other circumstances of significance to the case shall be taken into account.

7.4 If in accordance with this article liability is borne by several persons, their liability to the Company shall be solidary.

7.5 The Company shall indemnify a member of the Board of Directors against third-party claims (including, but not limited to, actions brought by shareholders and/or other investors of the Company) made in connection with the reasonable and good-faith exercise by the member of the Board of Directors of his rights and performance of duties, except in cases when third-party claims are made in connection with a culpable act (action or omission) committed by the member of the Board of Directors against the interests of the Company.

7.6 Liability for the safekeeping of documents of meetings of the Board of Directors and the General Meeting of Shareholders shall be borne by the Chairman of the Board of Directors and the Secretary of the Board of Directors.

8. COMPENSATION AND REIMBURSEMENT OF EXPENSES TO MEMBERS OF THE BOARD OF DIRECTORS

8.1 Members of the Board of Directors shall be paid compensation in the ruble equivalent for the actual time spent exercising their rights and performing duties (calculated in calendar days), calculated on the basis of $50,000 (fifty thousand U.S. dollars) per year. Compensation shall be paid in equal portions twice a year.

8.2 Members of the Board of Directors who live away from the location of a meeting of the Board of Directors shall have the right to be reimbursed for actual costs associated with their activities on the Board of Directors:

a) transportation to and from the location of the meeting of the Board of Directors (airplane flight in first-class or business-class seats) shall be paid;

b) a standard room in a 5-star hotel shall be paid for the time necessary for participation in the meeting of the Board of Directors.

8.3 When a member of the Board of Directors travels from another city to a meeting of the Board of Directors taking place in Moscow, meeting of the member at the airport and departure from the airport through the VIP lounge (if the airport has a VIP lounge) shall be arranged.

9. PROCEDURE FOR AMENDING THE REGULATION OF THE BOARD OF DIRECTORS

9.1 Amendments to this Regulation may be made by a resolution of the Board of Directors:

- on the initiative of a shareholder(s);
- on the initiative of the Board of Directors.

REPORT

Audit Committee
OAO Wimm-Bill-Dann Foods

Moscow
2002

This report on financial and business operations of OAO WBDF in 2001 treats this joint stock company as a separate legal entity with the following main type of business operations: granting trade mark use rights under license agreements. This report **does not review:**

1. Operations of the said joint stock company in the capacity of a head (parent) company;
2. Consolidated Financial Reports of the company for all subsidiaries, including foreign subsidiaries, as those reports **were not available** at the time of the review.

The Audit Committee has reviewed randomly selected financial and business operations of OAO WBDF in 2001. In its operations, the Audit Committee was guided by the Federal Law No. 208-FZ "On Joint Stock Companies", and by the Charter of OAO WBDF approved by the General Meeting of the Company's Shareholders.

The following areas have been reviewed:

1) legality of the Company's contracts;

2) compliance of the Company's accounting records with the existing regulatory documents and applicable provisions of the Federal Law "On Accounting";

3) reports filed by the Company's Assets Inventory Committee, with verification thereof against source accounting records;

4) financial position of the Company, its solvency, as well as accuracy and promptness of payments to suppliers of services and to the State budget;

5) accuracy of the Company's balance sheets and reports as filed by the Company to tax authorities, statistical and government bodies.

Based upon the above review, the Audit Committee has come to the following conclusions:

1. The Audit Committee has identified no violations of contracting procedures by the executive body and the Board of Directors of the Company.

2. Accounting records have been maintained in full conformity with the Federal Law "On Accounting".

3. With a view to verify the accuracy of accounting records and reports, and subject to Order of the Ministry of Finance of the Russian Federation No. 34n dated July 29, 1998, the Company has inventoried its assets and liabilities:

- intangible assets as of December 31, 2001, pursuant to Order No. 6-n dated December 27, 2001;
- settlements with buyers, suppliers and other debtors and creditors as of December 31, 2001, pursuant to Order No. 5-n dated December 25, 2001;
- cash position as of December 31, 2001, pursuant to Order No. 6 dated December 28, 2001;
- financial investments as of December 31, 2001, pursuant to Order No. 7-n dated December 27, 2001.

The inventory has confirmed availability, condition and valuation of assets and liabilities as reflected by accounting records.

4. The Company's 2001 financial results can be characterized by the following figures:

4.1. Main type of business operations in 2001: granting trade mark use rights under license agreements. Proceeds from the sale of services during the reporting year: RUR 2,198 thousand.

4.2. Expenses charged to costs in 2001 amounted to RUR 347 thousand, including RUR 7 thousand of depreciation of leased intangible assets, and RUR 340 thousand of management expenses.

4.3. Operating profit from the sale of services at year-end 2001 was RUR 1,851 thousand. The loss after deducting operating and non-sale expenses incurred in 2001 was RUR 304 thousand. The reporting period loss in 2001 amounted to RUR 915 thousand. The loss was sustained as a result of:

- operating and non-sale expenses in the amount of RUR 2,155 thousand, related primarily to issuance of additional shares (registered on October 30, 2001);
- operating profit tax in the amount of RUR 611 thousand.

4.4. Payments to suppliers of services were made promptly.

4.5. Equity at year-end 2001 was RUR 699,084 thousand.

4.6. The following table shows major financial indicators which characterize the structure of the Company's balance sheet as of October 1, 2001, and January 1, 2002.

	Item	Formula	RUR thousand	RUR thousand	Variance	
			01.10.01.	01.01.02.	Absolute	Relative
1	Equity		700,097	699,084	-1,013	-0.1%
2	Debt		18,175	24,050	5,875	32.3%
3	Current Assets		908	4,722	3,814	420.0%
4	Financial Risk Ratio	Line 2/Line 1	0.026	0.034	0.008	32.5%
5	Liquidity Ratio	Line 3/Line 2	0.050	0.196	0.146	293.0%
6	Current Assets Sufficiency Ratio	(Line 3 – Line 2)/Line 3	-19.017	-4.093	14.923	-78.5%

Based on an analysis of the above financial ratios, it should be noted that:

- the financial risk ratio was rather low (despite significant growth in Q4 2001);
- the liquidity ratio and current assets adequacy ratio failed to comply with the established standards; however, in Q4 they continued to improve, mainly due to the fact that current assets increased faster than the Company's debt.

5. The annual report and the annual accounting reports truly and fairly reflect the position of the Company as of January 1, 2002, which is borne out by the findings of the audit conducted by Audit Company ZAO "Unicon/MS Consulting Group" (General Audit License No. 004196 issued on February 16, 2000, by the Ministry of Finance of the Russian Federation pursuant to Order of the Ministry of Finance of the Russian Federation No. 356 dated December 27, 1999; License valid until December 27, 2002).

Audit Committee:

Audit Committee Chairperson ____________________/E. B. Kuznetsova/

Audit Committee Members

____________________/N. A. Vassilyeva/

____________________/I. A. Volkova/

____________________/E. V. Gorshechnikova/

____________________/N. V. Romanova/

____________________/E. V. Smirnova/

April 29, 2002

Information on Candidates to the Counting Commission of WBD Foods OJSC

1. ***Evgenia Solomonovna Solntseva***

Position in the issuing joint-stock company: ***Director of the Department for Securities Registration and Shareholders' Rights.***
Positions in other organizations:

Organization	Position
Lianozovo Dairy Plant OJSC	Main Expert on Securities
Children's Dairy Products Plant OJSC	Chief Expert on Securities
Tsaritsino Dairy Plant OJSC	Chief Expert on Securities
Ramenski Dairy Plant OJSC	Chief Expert on Securities
Vladivostok Dairy Plant OJSC	Chief expert on securities
Production and Trade Group WBD CJSC	Director of the Department for Securities Registration and Shareholders' Rights

2. ***Irina Anatolievna Tyusina***

Position in the issuing joint-stock company: ***None.***
Positions in other organizations:

Organization	Position
Lianozovo Dairy Plant OJSC	Manager of the General Department
Siberian Milk OJSC	Chief Expert on Securities
Karasuk Dairy Plant	Senior Expert on Securities
Production and Trade Group WBD CJSC	Senior Expert of the Department for Securities Registration and Shareholders' Rights

3. ***Natalia Yurievna Nosova***

Position in the issuing joint-stock company: ***Expert on Securities of the Department for Securities Registration and Shareholders' Rights.***
Positions in other organizations:

Organization	Position
Lianozovo Dairy Plant OJSC	Manager of the General Department

Vladivostok Dairy Plant OJSC	Expert on Securities
Production and Trade Group WBD CJSC	Expert on Securities

4. ***Irina Alekseevna Gromova***

Position in the issuing joint-stock company: ***Deputy Chief Accountant***
Positions in other organizations:

Organization	Position
Lianozovo Dairy Plant OJSC	Economist
Production and Trade Group WBD CJSC	Chief Accountant

5. ***Natalia Leonidovna Polikarpova***

Position in the issuing joint-stock company: ***None***
Positions in other organizations:

Organization	Position
Lianozovo Dairy Plant OJSC	Deputy Chief of the Legal Department
WBD Trading Company CJSC	Legal Counsel

Information on Candidates to the Board of Directors of WBD Foods OJSC

1. ***Guy de Selliers***

Position in the issuing joint-stock company: ***Member of the Board of Directors***
Positions in other organizations:

Organization	Position
Leader Capital	Chairman
Solvay S.A.	Director
Fortis	Director

2. ***Mikhail Vladimirovich Dubinin***

Position in the issuing joint-stock company: ***Member of the Board of Directors***
Positions in other organizations:

Organization	Position
Production and Trade Group WBD CJSC	Deputy General Director, member of the Board of Directors
Lianozovo Dairy Plant OJSC	Counsel of the Executive Director, member of the Board of Directors
Grande-B CJSC	Member of the Board of Directors
Dairy Plant OJSC	Member of the Board of Directors
Siberian Milk OJSC	Member of the Board of Directors
Nizhny Novgorod Dairy Plant OJSC	Member of the Board of Directors
Ufamolagroprom OJSC	Member of the Supervisory Board
Vladivostok Dairy Plant OJSC	Member of the Board of Directors
Children's Dairy Products Plant OJSC	Member of the Board of Directors
Ramenski Dairy Plant OJSC	Member of the Board of Directors
Moskvoretzky Brewery OJSC	Member of the Board of Directors
Central European Brewing Company LLC	Member of the Board of Directors
Tsaritsino Dairy Plant OJSC	Member of the Board of Directors
Volga Brewery OJSC	Member of the Board of Directors
Karasuk Dairy Plant	Member of the Board of Directors
Commercial Bank "Expobank" LLC	Member of the Board of Directors
East European Insurance Agency OJSC	Member of the Board of Directors
Kiev City Dairy Plant No. 3 OJSC	Member of the Supervisory Board
Bishkeksut OJSC	Member of the Board of Directors
Rubtsovo Dairy Plant CJSC	Member of the Board of Directors

3. Michael O'Neill

Position in the issuing joint-stock company: ***Member of the Board of Directors***
Positions in other organizations:

Organization	Position
The Coca-Cola Company	Consultant
Efes Brewers International	Member of the Board of Directors
STEK-Moscow	Member of the Board of Directors

4. Alexander Sergeevich Orlov

Position in the issuing joint-stock company: ***Member of the Board of Directors***
Positions in other organizations:

Organization	Position
Lianozovo Dairy Plant OJSC	Counsel of the Executive Director, member of the Board of Directors
Production and Trade Group WBD CJSC	General Director, member of the Board of Directors
Dairy Plant OJSC	Member of the Board of Directors
Grande-B CJSC	Member of the Board of Directors
Tsaritsino Dairy Plant OJSC	Member of the Board of Directors
Central European Brewing Company LLC	Member of the Board of Directors
Vladivostok Dairy Plant OJSC	Member of the Board of Directors
Volga Brewery OJSC	Member of the Board of Directors
Ramenski Dairy Plant OJSC	Member of the Board of Directors
Children's Dairy Products Plant OJSC	Member of the Board of Directors
Siberian Milk OJSC	Member of the Board of Directors
Nizhny Novgorod Dairy Plant OJSC	Member of the Board of Directors
Kiev City Dairy Plant No. 3 OJSC	Member of the Supervisory Board
Bishkeksut OJSC	Member of the Board of Directors
Moskvoretzky Brewery OJSC	Member of the Board of Directors
Ufamolagroprom OJSC	Member of the Supervisory Board
Rubtsovo Dairy Plant CJSC	Member of the Board of Directors
Commercial Bank "Expobank" LLC	Member of the Board of Directors

5. ***Sergei Arkadievich Plastinin***

Position in the issuing joint-stock company: ***Member of the Board of Directors, Chairman of the Management Board***
Positions in other organizations:

Organization	Position
Universal Partnership Center LLP	General Director
Experimental Association "ISSA" LLC	General Director
Production and Analytical Group "Rodnik" CJSC	Executive Director
Production and Trade Group WBD CJSC	Deputy General Director, member of the Board of Directors
Lianozovo Dairy Plant OJSC	Counsel of Executive Director, member of the Board of Directors

Dairy Plant OJSC	Member of the Board of Directors
Grande-B CJSC	Member of the Board of Directors
Tsaritsino Dairy Plant OJSC	Member of the Board of Directors
Central European Brewing Company LLC	Member of the Board of Directors
Vladivostok Dairy Plant OJSC	Member of the Board of Directors
Ramenski Dairy Plant OJSC	Member of the Board of Directors
Children's Dairy Products Plant OJSC	Member of the Board of Directors
Siberian Milk OJSC	Member of the Board of Directors
Nizhny Novgorod Dairy Plant OJSC	Member of the Board of Directors
Kiev City Dairy Plant No. 3 OJSC	Member of the Supervisory Board
Bishkeksut OJSC	Member of the Board of Directors
Moskvoretzky Brewery OJSC	Member of the Board of Directors
Ufamolagroprom OJSC	Member of the Supervisory Board
Commercial Bank "Expobank" LLC	Member of the Board of Directors
Rubtsovo Dairy Plant CJSC	Member of the Board of Directors

6. Victor Alexandrovich Tutelyan

Position in the issuing joint-stock company: ***Member of the Board of Directors***
Positions in other organizations:

Organization	Position
Institute of Nutrition of the Russian Academy of Sciences	Director

7. Vladimir Nikolaevich Sherbak

Position in the issuing joint-stock company: ***Member of the Board of Directors***
Positions in other organizations:

Organization	Position
Lianozovo Dairy Plant OJSC	Counsel of the Executive Director

8. David Yakobashvili

Position in the issuing joint-stock company: ***Member of the Board of Directors***
Positions in other organizations:

Organization	Position
Lianozovo Dairy Plant OJSC	Counsel of the Executive Director, member of the Board of Directors
Airport Financial Services Limited	Director

Ufamolagroprom OJSC	Member of the Supervisory Board
Dairy Plant OJSC	Member of the Board of Directors
Children's Dairy Products Plant OJSC	Member of the Board of Directors
Tsaritsino Dairy Plant OJSC	Member of the Board of Directors
Ramenski Dairy Plant OJSC	Member of the Board of Directors
Siberian Milk OJSC	Member of the Board of Directors
Nizhny Novgorod Dairy Plant OJSC	Member of the Board of Directors
Vladivostok Dairy Plant OJSC	Member of the Board of Directors
Grande-B CJSC	Member of the Board of Directors
Kiev City Dairy Plant No. 3 OJSC	Member of the Supervisory Board
Bishkeksut OJSC	Member of the Board of Directors
Volga Brewery OJSC	Member of the Board of Directors
Moskvoretzky Brewery OJSC	Member of the Board of Directors
Commercial Bank "Expobank" LLC	Member of the Board of Directors
Trinity LLC	Member of the Board of Directors
East European Insurance Agency OJSC	Member of the Board of Directors
Central European Brewing Company LLC	Member of the Board of Directors
Prospect OJSC	Member of the Board of Directors
Metelitsa-Club CJSC	Member of the Board of Directors
Production and Trade Group WBD CJSC	Chairman of the Board of Directors
Rubtsovo Dairy Plant CJSC	Member of the Board of Directors

9. Evgeny Grigorievich Yasin

Position in the issuing joint-stock company: ***Member of the Board of Directors***
Positions in other organizations:

Organization	Position
Moscow State University, Higher School of Economics	Scientific Adviser

10. E. Linwood Tipton

Position in the issuing joint-stock company: ***None***
Positions in other organizations:

Organization	Position
International Dairy Foods Association	President

11. J. B. Marc Mobius

Position in the issuing joint-stock company: ***None***
Positions in other organizations:

Organization	Position
Templeton Asset Management Ltd.	Managing Director

Information on Candidates to the Audit Commission of WBD Foods OJSC

1. Natalia Alexandrovna Vasilieva

Position in the issuing joint-stock company: ***None***
Positions in other organizations:

Organization	Position
Lianozovo Dairy Plant OJSC	Analyst
Production and Trade Group WBD CJSC	Deputy Chief of Department for Management Accounts and Analysis

2. Elena Vasilievna Gorshechnikova

Position in the issuing joint-stock company: ***None***
Positions in other organizations:

Organization	Position
Tsaritsino Dairy Plant OJSC	Analyst
Production and Trade Group WBD CJSC	Deputy Chief of Department for Management Accounts and Analysis

3. Elena Borisovna Kuznetsova

Position in the issuing joint-stock company: ***None***
Positions in other organizations:

Organization	Position
Tsaritsino Dairy Plant OJSC	Consultant of the Executive Director
Production and Trade Group WBD CJSC	Chief of Department for Management Accounts and Analysis

4. *Natalia Nikolaevna Kolesnikova*

Position in the issuing joint-stock company: ***None***
Positions in other organizations:

Organization	Position
Tsaritsino Dairy Plant OJSC	Analyst
Production and Trade Group WBD CJSC	Analyst

5. *Natalia Victorovna Romanova*

Position in the issuing joint-stock company: ***None***
Positions in other organizations:

Organization	Position
Tsaritsino Dairy Plant OJSC	Analyst
Production and Trade Group WBD CJSC	Analyst

6. *Elena Vladimirovna Smirnova*

Position in the issuing joint-stock company: ***None***
Positions in other organizations:

Organization	Position
Lianozovo Dairy Plant OJSC	Analyst
Production and Trade Group WBD CJSC	Deputy Chief of Department for Management Accounts and Analysis

Approved by
the Resolution of the Board o0f Directors
of Wimm-Bill-Dann Foods OJSC

Minutes No. ________
of ________ ______, 2002

Approved by
the Resolution of the General
Shareholders' Meeting of
Wimm-Bill-Dann Foods OJSC

Minutes No. ________
of ________ ______, 2002

ANNUAL STATEMENT
for 2001

Wimm-Bill-Dann Foods OJSC

Chairman of the Management Board /S.A. Plastinin/

Chief Accountant /S.V. Ardentova/

Moscow

I. INFORMATION ABOUT THE COMPANY

Wimm-Bill-Dann Foods Open Joint Stock Company (hereinafter referred to as the "Company") was established and is validly existing in accordance with the RF Civil Code, Federal Law No. 208-FZ "On Joint Stock Companies" dated December 26, 1995, the Law "On Foreign Investments in the Russian Federation" and other laws currently in force in the Russian Federation.

The Company was formed through reorganization of Wimm-Bill-Dann Foods Limited Liability Company registered by the State Registration Chamber at the Ministry of Justice of the Russian Federation (Certificate of Registration No. P-15968.15 of April 16, 2001). The Company is a full legal successor of Wimm-Bill-Dann Foods Limited Liability Company.

All information included in this Annual Statement reflects the actual state of affairs as of December 31, 2001.

1.1 Full trade name of the Company is:

in the Russian language – Открытое Акционерное Общество «Вимм-Билль-Данн Продукты Питания»;
in the English language – Open Joint Stock Company Wimm-Bill-Dann Foods;
The abbreviated trade name of the Company in Russian is ОАО "ВБД ПП";
The abbreviated trade name of the Company in English is "WBD Foods".

1.2 The Company's location is: Office 306, block 16/15, Yauzsky boulevard, Moscow 109028, Russian Federation. The Company's mailing address is: Office 306, block 16/15, Yauzsky boulevard, Moscow 109028, Russian Federation.

1.3 Date of the Company's state registration and registration number – P-15968.16 of May 31, 2001, registered by the State Registration Chamber at the Ministry of Justice of the Russian Federation.

1.4 Charter Capital of the Company.

The Company's Charter Capital is seven hundred million rubles (RUR700,000,000) divided into thirty five million (35,000,000) ordinary registered shares with a nominal value of twenty (20) rubles each.

1.5 The number of shareholders registered with the Shareholders' Register is 10, including:

1 legal entity holding 0.857% of the Company's Charter Capital;
9 individuals holding 99.143% of the Company's Charter Capital;
foreign participation in the Company's Charter Capital – 19.5322%;
state participation in the Company's Charter Capital – none.

1.6 Information about the Company's auditor:
full trade name – ZAO Unicon/MC Consulting Group;

number and date of the license – general audit License No. 004196 of February 16, 2000, issued by the RF Ministry of Finance.

1.7 The Shareholders' Register of Wimm-Bill-Dann Foods OJSC is kept by a specialized registrar – OAO Central Moscow Depositary.
Location: building B, block 3, Orlikov per., Moscow 107078.
Mailing address: 22 Olkhovskaya street, Moscow 107066.

OAO Central Moscow Depositary is a holder of the Registrar's License No. 01010 of March 19, 1996, issued by the Federal Commission on Securities Markets.

1.8 The list of mass media where information about the Company is published: *Rossijskaya Gazeta*, and *Supplement to the Bulletin of the RF Federal Commission on Securities Markets*.

1.9 Structure of the Company's management bodies:
the general shareholders' meeting – the supreme management body of the Company;
the Board of Directors – the supreme management body in intervals between general shareholders' meetings;
Chairman of the Management Board – the Company's single-person executive body;
the Management Board – the Company's collective executive body.

1.10 Members of the Company's Board of Directors:

1. David Yakobashvili - Chairman of the Board of Directors.
2. Guy de Selliers
3. Mikhail Vladimirovich Dubinin
4. Michael O'Neill
5. Alexander Sergeevich Orlov
6. Sergei Arkadievich Plastinin
7. Victor Alexandrovich Tutelyan
8. Vladimir Nikolaevich Sherbak
9. Evgeny Grigorievich

1.11 Members of the Audit Commission:

1. Natalia Alexandrovna Vasilieva
2. Irina Anatolievna Volkova
3. Elena Vasilienva Gorshechnikova
4. Michael O'Neill
5. Alexander Sergeevich Orlov
6. Elena Vladimirovna Smirnova
7. Irina Nikolaevna Chistyakova

1.12 Members of the Management Board:

1. Svetlana Valentinovna Ardentova
2. Maxim Olegovich Byrdin

3. Mikhail Vladimirovich Dubinin
4. Konstantin Alekseevich Kozgunov
5. Dmitri Sergeevich Kolokatov
6. Leonid Andreevich Kompaniets
7. Dmitri Victorovich Kupriyanov
8. Dmitri Alekseevich Makarov
9. Sergei Vladimirovich Malaev
10. Alexander Isidorovich Nemirovsky
11. Olga Igorevna Nechaeva
12. Dmitri Petrovich Ufimkin
13. Vladislav Stanislavovich Filatov

1.13 The list of all enterprises, banks, companies, organizations and other legal entities, both in the Russian Federation and abroad, where the Company holds more than five per cent (5%) of shares (stock) in the Charter Capital:

1. Lianozovo Dairy Plant OJSC;
2. Tsaritsino Dairy Plant OJSC;
3. Production and Analytical Group "Rodnik" CJSC.

1.14 The Company is not a member of any industrial, financial and banking groups, holdings, concerns, associations, and social organizations; and it is not a member of trading, currency and stock exchanges or other trading systems.

1.15 The Company has no branches and representative offices.

II. BUSINESS ACTIVITIES OF THE COMPANY

2.1 Production and business activities of the Company for the financial year are as follows:

the main line of business was associated with the use of trademarks by granting appropriate licenses;
search for information for designations which are expected to be used as trademarks;
preparation and submission of trademark applications to the Patent Agency;
proceeds from services provided – RUR 2,197,468.00.

Clients of Wimm-Bill-Dann Foods OJSC include approximately 11 organizations.

2.2 The main results of the Company's financial activities in 2001 are given below.
2.2.1 The main principles of the Company's accounting policy in 2001 were as follows:

1. Proceeds from the sales of products were determined for tax purposes on the basis of shipped products and payment documents submitted to the customers.
2. The Company did not create any reserves.

2.2.2 Profit and Loss Statement (in rubles).

No.	Description	Line item code as per Form 2	For the financial year
1.	Net proceeds from the sales of goods, products, work and services (less VAT, excise duty and similar mandatory payments)	010	2,197,468.00
2.	Cost of sales of goods, products, work and services	020	6,855.00
3.	Gross profit	029	2,190,613.00
4.	Commercial expenses	030	X
5.	Managerial expenses	040	339,652.00
6.	Profit (loss) from sales (line items (010-020-030-040))	050	1,850,961.00
7.	Interest receivable	060	X
8.	Interest payable	070	X
9.	Proceeds from participation in other organizations	080	X
10.	Other operating income	090	X
11.	Other operating expenses	100	1,444,307.00
12.	Non-trade income	120	X
13.	Non-trade expenses	130	711,070.00
14.	Profit (loss) before tax Line items (050+060-070+080+090-100+120-130)	140	(304,416.00)
15.	Profit tax and other mandatory payments	150	610,965.00
16.	Profit (loss) from ordinary activities (line items (140-150))	160	(915,381.00)
17.	Extraordinary income	170	X
18.	Extraordinary expenses	180	X
19.	Net profit (retained profit (loss) for the financial year) (line items 160+170-180)	190	(915,381.00)
20.	Dividends per share: On preferred shares	201	X
21.	On ordinary shares	202	X
22.	Expected dividends per share in the next financial year: On preferred shares	203	X
23.	On ordinary shares	204	X

2.2.3 The amount of taxes and other duties paid by the Company to the budget during the financial year. The Company's liabilities on taxes and other payments (in rubles) are shown in the Table below.

Taxes paid/payable to the budget:

No.	Description	Total amount of annual tax	Annual taxes and other duties paid	Payment liabilities (+ accounts payable/ - accounts receivable)
1.	Property tax	3,362.00	1,745.00	1,617.00
2.	Profit tax	610,965.00	334,103.00	276,862.00
3.	VAT	439,493.00	378,887.00	60,606.00
4.	Land lease	X	x	X
5.	Land tax	X	x	X
6.	Income tax	13,205.00	11,205.00	2,000.00
7.	Road user tax	21,975.00	11,217.00	10,758.00
8.	Other taxes payable to the budget	1,476,161.00	1,477,165.00	-1,004.00
	TOTAL:	**2,565,161.00**	**2,214,322.00**	**350,839.00**

2.2.4 Violations committed in 2001 during assessment and payment of taxes, duties and other charges, and errors in the Company's accounting – none.

2.2.5 Administrative and economic sanctions imposed by relevant state authorities, courts of law and arbitration courts – none.

2.2.6 The Company's reserve fund: none.

2.2.7 The Company's net assets (in rubles):

No.	Description	As of January 1, 2002
1.	Amount of net assets	698,942,489.00
2.	Charter capital	700,000,000.00
3.	Net assets to charter capital ratio (lines 1+2)	0.9985

The procedure for net assets calculation is established by the joint Order of the RF Ministry of Finance and the Federal Commission on Securities Markets No. 71/149, dated August 5, 1996.

2.2.8 The Company's accounts payable.
(according to the Accounting Balance Sheet as of January 1, 2002) (in rubles).

No.	Description	At the beginning of the year	At the end of the year
1.	Long-term borrowings	X	X
2.	Long-term liabilities	X	X
3.	Short-term borrowings, including:	X	8,413,807.00
3.1	Bank loans	X	X
3.2	Other loans	X	8,413,807.00
4.	Short-term liabilities, including:	X	15,636,383.00
4.1	Suppliers and contractors	X	15,255,690.00
4.2	Notes payable	X	X
4.3	Compensation to employees	X	15,225.00
4.4	Debts to state extra-budgetary funds	X	X
4.5	Debts to the budget	X	351,843.00
4.6	Advances received	X	X
4.7	Other creditors	X	13,625.00
5.	Total accounts payable (sum of lines 1+2+3+4)	X	24,050,190.00

2.2.9 The Company's accounts receivable.
(according to the Accounting Balance Sheet as of January 1, 2002) (in rubles).

No.	Description	At the beginning of the year	At the end of the year
1.	Long-term accounts receivable	X	X
2.	Short-term accounts receivable, including:	X	4,075,466.00
2.1	Buyers and customers	X	854,919.00
3.	Total accounts receivable (sum of lines 1+2)	x	4,075,466.00

2.2.12. Social expenses (in rubles)

No.	Description	For the reporting period (as of January 1, 2002)
1.	Average number of employees	3
2.	Social deductions, including:	36,160.70
2.1	To the Social Insurance Fund	4,063.00
2.2	To the Pension Fund	28,441.00
2.3	For medical insurance	3,657.00
2.4	Fulfillment of special programs	X
3.	Amount of remuneration and compensations paid to members of the Board of Directors	X

Fixed assets

No.	Description	For the reporting period (as of January 1, 2002)
1.	Intangible assets, %	0.04 %
2.	Capital investments, %	0.15 %
3.	Long-term financial investments, %	99.81 %

Solvency Indicators

No.	Description	For the reporting period (as of January 1, 2002)
1.	Liquidity ratio	0.189
2.	Current liquidity ratio	0.196

Interpretation of results:

1. Liquidity ratio shows a relationship between monetary funds, readily usable short-term financial investments and short-term accounts payable, on the one part, and short-term debt, on the other part.

2. Current liquidity ratio is a relationship between all current assets and current liabilities.

Conclusion: The Company commenced its activities in 2001. According to its operating results for 2001, the Company suffered losses equal to 915,381 rubles, while proceeds from the licensing of trademarks held on the Company's balance sheet were 1,850,961 rubles. Losses were caused by excess of operating and non-trade expenses over generated profit, as well as by the necessity to pay profit tax contemplated by the current Russian legislation. The aggregate amount of operating and non-trade expenses was 2,155,377 rubles. Profit tax was 610,965 rubles. Operating and non-trade expenses incurred by the Company were associated with the issue of shares registered on October 30, 2001, which were distributed in 2002.

Annex
to Order No. 4n of January 13, 2000,
of the RF Ministry of Finance

Balance Sheet
as at "01" January 2002

		Codes		
	OKUD Form No. 1	0710001		
	Date (year, month, day)	27	03	02
Organization OJSC Wimm-Bill-Dann Foods	OKPO code	57024227		
Taxpayer Identification Number	INN	7709342399		
Type of activity services	OKDP			
Organizational and legal form / form of ownership *OJSC/combined private and foreign ownership*	OKOPF / OKFS	47	34	
Unit of measure: thousand rubles / ~~million rubles~~ (strike inapplicable)	OKEI code	384/385		

Address

109028 Moscow, Yauzsky bulvar, d.16/15, Room 306

Date of approval	
Date of submission (receipt)	

Asset	Line code	At beginning of reporting year	At end of reporting year period
1	2	3	4
I. NON-CIRCULATING ASSETS		-	
Intangible assets (04, 05)	110		290
including: patents, licenses, trademarks (service marks), other similar rights and assets	111	-	290
formation expenses	112	-	-
goodwill	113	-	-
Fixed assets (01, 02, 03)	120	-	-
including: land plots and natural resources	121	-	-
buildings, plant, and equipment	122	-	-
Construction in progress (07, 08, 16, 61)	130	-	1 072
Profitable investments in tangible assets (03)	135	-	-
including: property for leasing	136	-	-
property provided under lease contract	137	-	-
Long-term financial investments (58,59)	140	-	717 050
including: investments in subsidiaries	141	-	717 050
investments in dependent companies	142	-	-
investments in other organizations	143	-	-
loans to organizations payable in more than 12 months	144	-	-
other long-term financial investments	145	-	-
Other non-circulating assets	150	-	-
TOTAL for Section I	190	-	718 412

Form 0710001 p. 2

Asset	Line code	At beginning of reporting year	At end of reporting period
1	2	3	4
II. CIRCULATING ASSETS Inventories	210	-	*43*
including: raw materials, consumables, and other similar assets (10, 12, 13,16)	211	-	-
livestock in breeding and feeding (11)	212	-	-
work in progress costs (distribution costs) (20, 21, 23, 29, 30, 36, 44)	213	-	*42*
finished products and goods for resale (16, 40, 41)	214	-	-
shipped goods (45)	215	-	-
deferred expenses (97)	216	-	*1*
other reserves and expenses	217	-	-
Value-added tax on acquired assets (19)	220	-	*142*
Accounts receivable (payment expected more than 12 months after the reporting date)	230	-	-
including: buyers and customers (62, 76, 82)	231	-	-
bills of exchange receivable (62)	232	-	-
amounts owed by subsidiaries and dependent companies (78)	233	-	-
advances made (61)	234	-	-
other debtors	235	-	-
Accounts receivable (payment expected within 12 months of the reporting date)	240	-	*4 075*
including: buyers and customers (62, 76, 82)	241	-	*855*
bills of exchange receivable (62)	242	-	-
amounts owed by subsidiaries and dependent companies (78)	243	-	-
amounts owed by participants (founders) in respect of contributions to charter capital (75)	244	-	-
advances made (61)	245	-	*3 218*
other debtors	246	-	*2*
Short-term financial investments (56, 58, 82)	250	-	-
including: loans to organizations payable in less than 12 months	251	-	-
own shares redeemed from shareholders	252	-	-
other short-term financial investments	253	-	-
Monetary assets	260	-	*463*
including: cash (50)	261	-	*2*
settlement accounts (51)	262	-	*185*
foreign-currency accounts (52)	263	-	-
other monetary assets (55, 56, 57)	264	-	*276*
Other circulating assets	270	-	-
TOTAL for Section II	290	-	*4 723*
BALANCE (sum of lines 190 + 290)	300	-	*723 135*

Form 0710001 p. 3

Liabilities	Line code	At beginning of reporting period	At end of reporting period
1	2	3	4
III. CAPITAL AND RESERVES Charter capital (85)	410	-	*700 000*
Additional capital (87)	420	-	-
Reserve capital (86)	430	-	-
including: statutory reserves	431	-	-
reserves formed in accordance with organizational documents	432	-	-
Social fund (88)	440	-	-
Special-purpose financing and receipts (96)	450	-	-
Retained earnings of previous years (88)	460	-	-
Uncovered losses of previous years (88)	465	-	-
Undistributed profit of the reporting year (88)	470	x	-
Uncovered losses of the reporting year (88)	475	x	*915*
TOTAL for Section III	490	-	*699 085*
IV. LONG-TERM LIABILITIES Loans and credits (67)	510	-	-
including: bank credits repayable more than 12 months after the reporting date	511	-	-
loans repayable more than 12 months after the reporting date	512	-	-
Other long-term liabilities	520	-	-
TOTAL for Section IV	590	-	-
V. SHORT-TERM LIABILITIES Loans and credits (66)	610	-	*8 414*
including: bank credits repayable within 12 months of the reporting date	611	-	-
loans repayable within 12 months of the reporting date	612	-	-
Accounts payable	620	-	*15 636*
including: suppliers and contractors (60, 76)	621	-	*15 256*
bills of exchange payable (60)	622	-	-
amounts owed to subsidiaries and dependent companies (78)	623	-	-
amounts owed to employees (70)	624	-	*15*
amounts owed to state extrabudgetary funds (69)	625	-	-
amounts owed to the budget (68)	626	-	*352*
advances received (62)	627	-	-
other creditors (71,76)	628	-	*13*
Income payable to participants (founders) (75)	630	-	-
Deferred income (83)	640	-	-
Provisions for expenses (89)	650	-	-
Other short-term liabilities	660	-	-
TOTAL for Section V	690	-	*24 050*
BALANCE (sum of lines 490 + 590 + 690)	700	-	*723 135*

Form 0710001 p. 4

Statement of Assets on Off-Balance Accounts

Item	Line code	At beginning of reporting year	At end of reporting year
1	2	3	4
Rented fixed assets (001)	910	-	-
including leased assets	911	-	-
Valuables in custody (002)	920	-	-
Consigned goods (004)	930	-	-
Bad debts written off as losses (007)	940	-	-
Received security for obligations and payments (008)	950	-	-
Issued security for obligations and payments (009)	960	-	*762 856*
Depreciation of housing (014)	970	-	-
Depreciation of amenities and similar facilities (015)	980	-	-
	990	-	-

Director _________ (signature) M.V. Dubinin (name) Chief Accountant _________ (signature) S.V. Ardentova (name)

date 27 March 2002

(qualified attestation of professional accountant dated __________________ city _________ No. _____________)

Statement of Profits and Losses
for year 20*01*

	Codes
OKUD Form No. 2	0710002
Date (year, month, day)	27 / 03 / 02
Organization *OJSC Wimm-Bill-Dann Foods* — OKPO code	*57024227*
Taxpayer Identification Number — INN	*7709342399*
Type of activity *services* — OKDP	
Organizational and legal form / form of ownership *OJSC/combined private and foreign ownership* — OKOPF / OKFS	*47* / *34*
Unit of measure: thousand rubles / ~~million rubles~~ (strike inapplicable) — OKEI code	384/385

Item	Line code	Reporting period	Same period of preceding year
1	2	3	4
I. Income and expenses for usual activities			
Proceeds (net) from sale of goods, products, work, services (less the VAT, excises, and similar obligatory payments)	010	*2 198*	-
including from sale of:	011	-	-
services	012	2 198	-
	013	-	-
Cost price of goods, products, work, and services sold	020	7	-
including:	021	-	-
services sold	022	7	-
	023	-	-
Gross profit	029	2 191	-
Trading costs	030	-	-
Management costs	040	340	-
Profit (loss) from sales (lines (010 - 020 - 030 - 040)	050	1 851	-
II. Operating income and expenses			
Interest receivable	060	-	-
Interest payable	070	-	-
Income from participation in other organizations	080	-	-
Other operating income	090	-	-
Other operating expenses	100	1 444	-
III. Non-sales income and expenses			
Non-sales income	120	-	-
Non-sales expenses	130	711	-
Profit (loss) before tax (lines (050 + 060 - 070 + 080 + 090 - 100 + 120 - 130))	140	(304)	-
Tax on profit and other similar compulsory payments	150	611	-
Profit (loss) from usual activities	160	(915)	-
IV. Extraordinary income and expenses			
Extraordinary income	170	-	-
Extraordinary expenses	180	-	-
Net profit (undistributed profit (loss) of the reporting period) (lines (160 + 170 - 180))	190	(915)	-

Form 0710002 p. 2

Item	Line code	Reporting period	Same period of preceding year
1	2	3	4
FOR REFERENCE ONLY. Dividends per share*: on preferred shares	201	-	-
on common shares	202	-	-
Estimated dividends in the next reporting year, per share*: on preferred shares	203	-	-
on common shares	204	-	-

* To be completed in annual accounting reports.

Individual Income and Expense Items

Item	Line code	Reporting period		Same period of preceding year	
		profit	loss	profit	loss
1	2	3	4	5	6
Fines, penalties, and charges acknowledged by payer or payable pursuant to the decision of a court (arbitral tribunal)	210	-	-	-	-
Accumulated income (loss)	220	-	-	-	-
Compensation for losses caused by nonperformance or improper performance of obligations	230	-	-	-	-
Exchange-rate differences in foreign-exchange operations	240	-	-	-	-
Reduction of cost price of manufacturing inventory by the end of the reporting period	250	x	-	x	-
Write-off of receivables and payables upon expiration of limitations period	260	-	-	-	-
	270				

Director __________ *M.V. Dubinin* Chief Accountant __________ *S.V. Ardentova*

(signature) (full name) (signature) (name)

date 27 march 2002

Report on Changes in Capital
for 20 *01*

		Codes		
	OKUD Form No. 3	0710003		
	Date (year, month, day)	*27*	*03*	*02*
Organization *OJSC Wimm-Bill-Dann Foods*	OKPO	*57024227*		
Taxpayer Identification Number	INN	*7709342399*		
Type of activities *services*	OKDP			
Organizational-legal form / form of ownership *OJSC / combined private and foreign ownership*	OKOPF/OKFS	*47*	*34*	
Unit of measure: thousand rubles / ~~million rubles~~ (strike inapplicable)	OKEI	384/385		

Item	Line code	Balance at beginning of reporting year	Received in reporting year	Expended (used) in reporting year	Balance at end of reporting year
1	2	3	4	5	6
I. Capital					
Charter (reserve) capital	010	x	x	x	*700 000*
Additional capital	020	x	x	x	x
Reserve fund	030	x	x	x	x
	040	x	x	x	x
Undistributed profit of previous years — total	050	x	x	x	x
including:	051	x	x	x	x
	052	x	x	x	x
	053	x	x	x	x
	054	x	x	x	x
	055	x	x	x	x
Social fund	060	x	x	x	x
Special purpose financing and receipts — total	070	x	x	x	x
including: from the budget:	071	x	x	x	x
	072	x	x	x	x
	073	x	x	x	x
TOTAL for Section I	079	x	x	x	*700 000*
II. Provisions for future expenses — total	080	x	x	x	x
including:	081	x	x	x	x
	082	x	x	x	x
	083	x	x	x	x
	084	x	x	x	x
	085	x	x	x	x
	086	x	x	x	x
TOTAL for Section II	089	x	x	x	x
III. Appraisal reserves — total	090	x	x	x	x
including:	091	x	x	x	x
	092	x	x	x	x
TOTAL for Section III	099	x	x	x	x

IV. Change in capital*

Item	Line code	Reporting year	Preceding year
1	2	3	4
Amount of capital at beginning of reporting period	100	*700 000*	*x*
Increase in capital — total	110	*x*	*x*
including: from issuance of additional shares	111	*x*	*x*
from revaluation of assets	112	*x*	*x*
from growth of property	113	*x*	*x*
from reorganization of legal entity (consolidation, merger)	114	*x*	*x*
from income applied directly to capital pursuant to accounting and reporting rules	115	*x*	*x*
Decrease in capital — total	120	*x*	*x*
including: due to decrease in par value of shares	121	*x*	*x*
due to decrease in number of shares	122	*x*	*x*
due to reorganization of legal entity (division, spin-off)	123	*x*	*x*
due to expenses applied directly to capital pursuant to accounting and reporting rules	124	*x*	*x*
Amount of capital at end of reporting period	130	*700 000*	*x*

* To be completed and submitted in accounting reports of business partnerships and companies.

Statements

Item	Line code	Balance at beginning of reporting year	Balance at end of reporting year
1	2	3	4
1) Net assets	150	*x*	*698 872*

Item	Line code	From the budget		From extrabudgetary funds	
		in reporting year	in preceding year	in reporting year	in preceding year
		3	4	5	6
2) Received for: expenses for usual activities — total	160	*x*	*x*	*x*	*x*
including:		*x*	*x*	*x*	*x*
	161	*x*	*x*	*x*	*x*
	162	*x*	*x*	*x*	*x*
	163	*x*	*x*	*x*	*x*
Capital investments		*x*	*x*	*x*	*x*
into non-circulating assets	170	*x*	*x*	*x*	*x*
including:		*x*	*x*	*x*	*x*
	171	*x*	*x*	*x*	*x*
	172	*x*	*x*	*x*	*x*
	173	*x*	*x*	*x*	*x*

Director ________ (signature) *M. V. Dubinin* (name)   Chief Accountant ________ (signature) *S. V. Ardentova* (name)

27 March 20 02

ANT system

Cash Flow Report

for YEAR 20 01

	Codes		
OKUD Form No. 4	0710004		
Date (year, month, day)	27	03	02
Organization: *OJSC Wimm-Bill-Dann Foods* — OKPO	*57024227*		
Taxpayer Identification Number — INN	*7709342399*		
Type of activities: *services* — OKDP			
Organizational-legal form / form of ownership: *OJSC / combined private and foreign ownership* — OKOPF/OKFS	*47*	*34*	
Unit of measure: thousand rubles / ~~million rubles~~ (strike inapplicable) — OKEI	384/385		

Item	Line code	Amount	Of which		
			current activity	investment activity	financial activity
1	2	3	4	5	6
1. Cash balance at beginning of year	010	*0*	x	x	x
2. Cash receipts — total	020	*11 895*	*11 895*	x	x
including:					
proceeds from sale of goods, products, work, and services	030	*1 776*	*1 776*	x	x
proceeds from sale of fixed assets and other property	040	x	x		
advances received from buyers (customers)	050	x	x	x	x
budget allocations and other special-purpose financing	060	x	x	x	x
gratuitous	070	x	x	x	x
credits received	080	x	x	x	x
loans received	085	*9 807*	*9 807*	x	x
dividends, interest on financial investments	090	x	x	x	
other receipts	110	*312*	*312*	x	x
3. Cash outflow — total	120	*11 432*	*11 432*		
including:					
purchases of goods, work, and services	130	*3 465*	*3 465*	x	x
wages and salaries	140		x	x	x
allocations to state extrabudgetary funds	150	x	x	x	x
sums paid out on account (imprests)	160	x	x	x	x
advances made	170	*4 091*	*4 091*	x	x
equity participation in construction	180	x	x	x	x
payment for machinery, equipment and vehicles	190	x	x	x	x
financial investments	200	x	x	x	x
dividends, interest paid on securities	210	x	x	x	x
settlements with the budget	220	*2 118*	*2 118*	x	x
interest and principal payments on received credits and loans	230	*1 393*	*1 393*	x	x
other payments, transfers, etc.	250	*365*	*365*	x	x
4. Cash balance at end of reporting period	260	*463*	x	x	x

Form 0710004 p. 2

Item	Line code	Amount
1	2	3
FOR REFERENCE ONLY. From line 020 received in cash (excluding data in line 100) total	270	*10*
including: settlements with individuals	280	*x*
settlements with legal entities	290	*10*
of which: using cash-register equipment	291	*x*
using strict accounting forms	292	*10*
Cash on hand: received from bank to organization's cash on hand	295	*x*
transferred to bank from organization's cash on hand	296	*8*

Director ____________ (signature) *M. V. Dubinin* (name)

Chief Accountant ____________ (signature) *S. V. Ardentova* (name)

27 March 20 02

Annex to Balance Sheet
for 20 01

		Codes	
OKUD Form No. 5	0710005		
Date (year, month, day)	27	03	02
Organization OJSC Wimm-Bill-Dann Foods	OKPO		
Taxpayer Identification Number	INN	7709342399	
Type of activities services	OKDP		
Organizational-legal form / form of ownership OJSC / combined private and foreign ownership	OKOPF/OKFS	47	34
Unit of measure: thousand rubles / ~~million rubles~~ (strike inapplicable)	OKEI	384/385	

1. Flow of borrowed funds

Item	Line code	Balance at beginning of reporting year	Received	Discharged	Balance at end of reporting year
1	2	3	4	5	6
Long-term credits	110	x	x	x	x
of which overdue	111	x	x	x	x
Long-term loans	120	x	x	x	x
of which overdue	121	x	x	x	x
Short-term credits	130	x	x	x	x
of which overdue	131	x	x	x	x
Short-term loans	140	x	9 807	1 393	8 414
of which overdue	141	x	x	x	x

2. Accounts receivable and payable

Item	Line code	Balance at beginning of reporting year	New liabilities	Discharged liabilities	Balance at end of reporting year
1	2	3	4	5	6
Accounts receivable:					
short-term	210	x	6 766	2 691	4 075
of which past-due	211	x	x	x	x
of which past-due by more than 3 months	212	x	x	x	x
long-term	220	x	x	x	x
of which past-due	221	x	x	x	x
of which past-due by more than 3 months	222	x	x	x	x
from line 220, receivables for which payment is expected more than 12 months after the reporting date	223	x	x	x	x
Accounts payable:					
short-term	230	x	22 257	6 621	15 636
of which past-due,	231	x	x	x	x
of which past-due by more than 3 months	232	x	x	x	x
long-term	240	x	x	x	x
of which past-due	241	x	x	x	x
of which past-due by more than 3 months	242	x	x	x	x
from line 240, payables for which payment is expected more than 12 months after the reporting date	243	x	x	x	x

Form 0710005 p. 2

Item	Line code	Balance at beginning of reporting year	New liabilities	Discharged liabilities	Balance at end of reporting year
1	2	3	4	5	6
Security:					
received	250	x	x	x	x
of which received from third parties	251	x	x	x	x
issued	260	x	x	x	x
of which issued to third parties	261	x	x	x	x

Statements for Section 2

Item	Line code	Balance at beginning of reporting year	New liabilities	Discharged liabilities	Balance at end of reporting year
1	2	3	4	5	6
1) Flow of bills of exchange					
Bills of exchange issued	262	x	x	x	x
of which past-due	263	x	x	x	x
Bills of exchange received	264	x	x	x	x
of which past-due	265	x	x	x	x
2) Accounts receivable for goods (work, services) supplied at actual cost price	266	x	x	x	x

3) List of debtor organizations with greatest debt

Name of organization	Line code	Balance at end of reporting year	
		total	of which more than 3 months
1	2	3	4
1. CJSC Arthur Andersen	270	*2 538*	x
2. OJSC Federal Stock Corporation	271	*534*	*534*
x	272	x	x
x	273	x	x
x	274	x	x
x	275	x	x
x	276	x	x
x	277	x	x
x	278	x	x
x	279	x	x

4) List of creditor organizations with greatest debt

Name of organization	Line code	Balance at end of reporting year	
		total	of which more than 3 months
1	2	3	4
1. OJSC Lianozovo Dairy Plant	280	*914*	*914*
2.LLC Vitafruct	281	*7 500*	*4 681*
3. LLC Experimental Association "ISSA"	282	*562*	x
x	283	x	x
x	284	x	x
x	285	x	x
x	286	x	x
x	287	x	x
x	288	x	x
x	289	x	x

Form 0710005 p. 3

3. Depreciable property

Item	Line code	Balance at beginning of reporting year	Received (introduced)	Removed	Balance at end of reporting year
1	2	3	4	5	6
I. INTANGIBLE ASSETS					
Rights in intellectual (industrial) property:	310	x	338	48	290
including rights arising:		x	x	x	x
from copyright agreements and other agreements for works of science, literature, and art, and objects of mixed rights, for computer programs, databases, etc.	311	x	x	x	x
from patents to inventions, industrial designs, selected achievements, from certificates to useful models, trademarks, and service marks or license agreements for use thereof license agreements for use thereof	312	x	338	48	290
from rights to "know-how"	313	x	x	x	x
Rights to use separate natural resources	320	x	x	x	x
Formation expenses	330	x	x	x	x
Goodwill	340	x	x	x	x
Other	349	x	x	x	x
Total (sum of lines 310 + 320 + 330 + 340 + 349)	350	x	338	48	290
II. FIXED ASSETS					
Land plots and natural resources	360	x	x	x	x
Buildings	361	x	x	x	x
Structures	362	x	x	x	x
Machinery and equipment	363	x	x	x	x
Vehicls	364	x	x	x	x
Production and business inventory	365	x	x	x	x
Working livestock	366	x	x	x	x
Productive livestock	367	x	x	x	x
Multi-year plantings	368	x	x	x	x
Other types of fixed assets	369	x	x	x	x
TOTAL (sum of lines 360–369)	370	x	x	x	x
including: production	371	x	x	x	x
non-production	372	x	x	x	x

Item	Line code	Balance at beginning of reporting year	Received (introduced)	Removed	Balance at end of reporting year
1	2	3	4	5	6
III. PROFITABLE INVESTMENTS IN TANGIBLE ASSETS					
Property for leasing	381	x	x	x	x
Hired-out property	382	x	x	x	x
Other	383	x	x	x	x
TOTAL (sum of lines 381–383)	385	x	x	x	x

Statement for Section 3

Item	Line code	At beginning of reporting year	At end of reporting year
1	2	3	4
From line 371, columns 3 and 6 leased, total	387	x	x
including: buildings	388	x	x
structures	389	x	x
	390	x	x
	391	x	x
transferred into temporary non-use	392	x	x
Depreciation of depreciable property: intangible assets	393	x	48
fixed assets — total	394	x	x
including: buildings and structures	395	x	x
machinery, equipment, vehicles	396	x	x
other	397	x	x
profitable investments in tangible assets	398	x	x
FOR REFERENCE ONLY. Indexation result in connection with revaluation of fixed assets:: original (restoration) value	401	x	x
depreciation	402	x	x
Pledged property	403	x	x
Value of undepreciated depreciable property — total	404	x	x
including: intangible assets	405	x	x
fixed assets — total	406	x	x

4. Flow of long-term investment and financial investment funds

Item	Line code	Balance at beginning of reporting year	Accrued (formed)	Used	Balance at end of reporting year
1	2	3	4	5	6
Organization's own funds — total	410		x	x	x
including: profit remaining at organization's disposal	411		x	x	x
	412		x	x	x
	413		x	x	x
Attracted funds — total	420		x	x	x
including: bank credits	421		x	x	x
funds borrowed from other organizations	422		x	x	x
equity interest in construction	423		x	x	x
from the budget	424		x	x	x
from extrabudgetary funds	425		x	x	x
other	426		x	x	x
Total own and attracted funds (sum of lines 410 and 420)	430		x	x	x
FOR REFERENCE ONLY. Construction in progress	440		x	x	x
Investments in subsidiaries	450		x	x	x
Investments in dependent companies	460		x	x	x

5. Financial investments

Item	Line code	Long-term		Short-term	
		at beginning of reporting year	at end of reporting year	at beginning of reporting year	at end of reporting year
1	2	3	4	5	6
Shares and interests in organizations	510	x	717 050	x	x
Bonds and other debt instruments	520	x	x	x	x
Loans provided	530	x	x	x	x
Other	540	x	x	x	x
FOR REFERENCE ONLY. Bonds and other securities at market value	550	x	x	x	x

6. Expenses for usual activities

Item	Line code	In reporting year	In preceding year
1	2	3	4
Material expenses	610	7	x
including:	611	x	x
	612	x	x
	613	x	x
Wages and salaries	620	102	x
Allocations for social needs	630	36	x
Depreciation	640	x	x
Other expenses	650	202	x
including:	651	x	x
	652	x	x
	653	x	x
Total for expense components	660	347	x
Change in balance (increase [+], decrease [-]): work in progress	670	x	x
deferred expenses	680	x	x
provisions for expenses	690	x	x

7. Social indicators

Item	Line code	Payable	Expended	Transferred to funds
1	2	3	4	5
Allocations to state extrabudgetary funds:				
Social Insurance Fund	710	4	x	4
Pension Fund	720	28	x	29
Employment Fund	730	x	x	x
medical insurance	740	4	x	4
Allocations to non-state pension funds	750	x	x	x
Insurance contributions under voluntary pension agreements	755	x		
Average permanent strength	760	5		
Monetary payments and incentives not associated with production of goods, performance of work, or rendering of services	770	x		
Income from shares and contributions to	780	x		
property of the organization	780	x		

Director ______ (signature) M. V. Dubinin (name)   Chief Accountant ______ (signature) S. V. Ardentova (name)

27 March 20 02

OJSC Wimm-Bill-Dann Foods

Explanatory Note
to balance sheet for 2002

March 27, 2002

1. During the reporting period 21 intangible assets (trademarks) were acquired. At the end of the reporting period there were 21 trademarks on the balance sheet, with a total value of 338,100 rubles.
2. Financial investments during the reporting period were purchases of shares of:
    - CJSC Rodnik Production Analysis Group
    - CJSC Trade Company Wimm-Bill-Dann
    - OJSC Lianozovo Dairy Plant
    - OJSC Tsaritsino Dairy Plant
3. At the end of the reporting period the main debtors are:
    - OJSC Federal Stock Corporation
    - CJSC Arthur Andersen
4. At the end of the reporting period the main creditors are:
    - LLC Experimental Association "ISSA"
    - OJSC Lianozovo Dairy Plant
    - LLC Vitafruct
5. The main type of activity of the enterprise is the use of industrial property and trademarks by the granting of licenses. The volume of sales of services was 2,197,468.00 rubles in the reporting period.
6. In the reporting period depreciation of intangible assets leased under licensing agreements, in the amount of 6,855 rubles, was categorized as distribution costs.
7. Non-sales income and expenses in the reporting period were juridical, consulting, and legal services, as well as publications in periodicals.
8. Security for obligations was issued to the following enterprises:
    - OJSC Lianozovo Dairy Plant
    - OJSC Dairy Plant
    - OJSC Tsaritsino Dairy Plant
9. The structure of the Company's direct or indirect ownership of shares (interests) in other commercial organizations is presented in the Annex.
10. On September 07, 2001, a resolution to increase the Company's charter capital by placement of 9 million additional common shares was adopted by an extraordinary general meeting of shareholders.

Placement of the shares was completed in February 2002.

In connection with the end of the placement of shares, the Company's charter capital was increased to 880 million rubles.

Deputy
Chairman of the Management Board M. V. Dubinin

Chief Accountant S. V. Ardentova

Enclosures: 2 pages

Annex
to explanatory note
to the balance sheet for 2001 of
OJSC Wimm-Bill-Dann Foods

STRUCTURE

of direct and indirect ownership of shares (interests) of Companies by

Open Joint Stock Company "Wimm-Bill-Dann Foods"



82%
Lianozovo Diary Plant
15%
5%
100%
Rodnik
Timashevsk Dairy Plant
97%
85%
Tsaritsino Dairy Plant
100%
Trade Company Wimm-Bill-Dann
1%
Moscow Baby Food Plant
51%
10%
Ramenski Dairy Plant
97%
30%
Ufa Dairy Plant
10%
25%
Fruit Rivers
2%
100%
Nizhny Novgorod Dairy Plant
WBD Netherlands B.V.
25%
75%
75%
Nectarin
Vladivostok Dairy Plant
93%
94%
2%
Karasuk Dairy Plant
90%
60%
Kiev Dairy Plant
84%
Bishkek Dairy Plant
100%
WBD Israel
Siberian Dairy Plant
79%
100%
Rubtsovo Dairy Plant
Annino Dairy Plant
100%

Deputy Chairman of the Management Board
of OJSC Wimm-Bill-Dann Foods — M. V. Dubinin

Chief Accountant
of OJSC Wimm-Bill-Dann Foods — S. V. Ardentova

DRAFT RESOLUTIONS OF THE ANNUAL GENERAL MEETING OF SHAREHOLDERS OF OJSC WBD FOODS

On the 1st issue on the Agenda: Election of members of the Counting Committee.
Be it resolved that the following persons be elected members of the Counting Committee:

1. I. A. Gromova
2. N. Yu. Nosova
3. N. L. Polikarpova
4. E. S. Solntseva
5. I. A. Tyusina

On the 2nd issue on the Agenda: Approval of the annual report, annual accounts, including the profit and loss statement of the Company, and distribution of profits, including the payment (declaration) of dividends, and losses of the Company based on its annual financial results.

2.1. Be it resolved that the annual report be approved.
2.2 Be it resolved that accounts, including the profit and loss statement of the Company, for 2001 be approved.
2.3. Be it resolved that distribution of profits and losses of OJSC WBD Foods (non-consolidated profits and losses of the legal entity OJSC WBD Foods (holding) computed based on accounting records maintained in accordance with the Russian accounting standards) for 2001 be approved.

On the 3rd issue on the Agenda: Approval of the auditor of the Company for 2002.
Be it resolved that CJSC UNICON/MS Consulting Group (License No. 004196 issued by the Ministry of Finance of the Russian Federation) be approved as the auditor of the Company for 2002.

On the 4th issue on the Agenda: Election of members of the Board of Directors of the Company.
Be it resolved that the following persons be elected members of the Board of Directors of the Company:

1. Guy de Selliers
2. M. V. Dubinin
3. Michael O'Neill
4. A. S. Orlov
5. S. A. Plastinin
6. V. A. Tutelyan
7. V. N. Sherbak
8. D. Iakobachvili
9. E. G. Yasin
10. E. Linwood (Tip) Tipton
11. J. B. Mark Mobius

On the 5th issue on the Agenda: Election of members of the Audit Commission of the Company.
Be it resolved that the following persons be elected members of the Audit Commission of the Company:

1. N. A. Vasilieva
2. E. V. Gorshechnikova
3. E. B. Kuznetsova
4. N. N. Kolesnikova
5. N. V. Romanova
6. E. V. Smirnova

On the 6th issue on the Agenda: Approval of the new version of the charter of the Company.

6.1. Be it resolved that the charter of the Company be approved with a version of par. 16.2 thereof whereby the number of members of the Board of Directors is 9 (nine) persons.
6.2. Be it resolved that the charter of the Company be approved with a version of par. 16.2 thereof whereby the number of members of the Board of Directors is 11 (eleven) persons.

On the 7th issue on the Agenda: Approval of Regulations "On Procedures for Convocation and Conduct of the General Meeting of Shareholders".

Be it resolved that Regulations "On Procedures for Convocation and Conduct of the General Meeting of Shareholders" be approved.

On the 8th issue on the Agenda: Approval of Regulations "On the Board of Directors".
Be it resolved that Regulations "On the Board of Directors" be approved.

8.1. Be it resolved that Regulations "On the Board of Directors" be approved with a version of par. 3.1 thereof whereby the number of members of the Board of Directors of the Company is 9 (nine) persons.

8.2. Be it resolved that Regulations "On the Board of Directors" be approved with a version of par. 3.1 thereof whereby the number of members of the Board of Directors of the Company is 11 (eleven) persons.

On the 9th issue on the Agenda: Approval of Regulations "On the Audit Commission".
Be it resolved that Regulations "On the Audit Commission" be approved.

On the 10th issue on the Agenda: Approval of Regulations "On Executive Bodies".
Be it resolved that Regulations "On Executive Bodies" be approved.

On the 11th issue on the Agenda: Concerning approval of transactions involving interested parties.
11.1. Be it resolved that the following transactions involving interested parties be approved:

1) a suretyship guarantee of OJSC WBD Foods to ING Bank (Eurasia) ZAO on behalf of OJSC Tsaritsino Dairy Plant for performance by same of its monetary obligations under a credit agreement with ING Bank (Eurasia) ZAO in the amount of 3,207,230.00 Euros (beneficiary: OJSC Tsaritsino Dairy Plant);
2) a suretyship guarantee of OJSC WBD Foods to Deutsche Bank Ltd. on behalf of OJSC Tsaritsino Dairy Plant for performance by same of its monetary obligations under a credit agreement with Deutsche Bank Ltd. in the amount of 2,000,000.00 U.S. dollars (beneficiary: OJSC Tsaritsino Dairy Plant);
3) a suretyship guarantee of OJSC WBD Foods to Commerzbank (Eurasia) ZAO on behalf of OJSC Lianozovo Dairy Plant for performance by same of its monetary obligations under a credit agreement with Commerzbank (Eurasia) ZAO in the amount of 3,000,000.00 U.S. dollars (beneficiary: OJSC Lianozovo Dairy Plant);
4) a suretyship guarantee of OJSC WBD Foods to International Moscow Bank ZAO on behalf of OJSC Lianozovo Dairy Plant for performance by same of its monetary obligations under a credit agreement with International Moscow Bank ZAO in the amount of 5,000,000.00 U.S. dollars (beneficiary: OJSC Lianozovo Dairy Plant).

11.2. Be it resolved that the following transactions involving interested parties, relating to the provision of loans to the following debtors in the following amounts, be approved:

1) OJSC WBD Foods shall provide a loan in an amount equivalent to 1,500,000.00 U.S. dollars to the debtor (OJSC Vladivostok Dairy Plant) (beneficiary: OJSC Vladivostok Dairy Plant);
2) OJSC WBD Foods shall provide a loan in an amount equivalent to 300,000.00 U.S. dollars to the debtor (SCJSC Karasuk Dairy Plant) (beneficiary: SCJSC Karasuk Dairy Plant);
3) OJSC WBD Foods shall provide a loan in an amount equivalent to 42,400,000.00 U.S. dollars to the debtor (OJSC Lianozovo Dairy Plant) (beneficiary: OJSC Lianozovo Dairy Plant);
4) OJSC WBD Foods shall provide a loan in an amount equivalent to 2,900,000.00 U.S. dollars to the debtor (OJSC Nizhny Novgorod Dairy Plant) (beneficiary: OJSC Nizhny Novgorod Dairy Plant);
5) OJSC WBD Foods shall provide a loan in an amount equivalent to 380,000.00 U.S. dollars to the debtor (CJSC Rubtsovo Dairy Plant) (beneficiary: CJSC Rubtsovo Dairy Plant);
6) OJSC WBD Foods shall provide a loan in an amount equivalent to 3,585,000.00 U.S. dollars to the debtor (OJSC Siberian Milk) (beneficiary: OJSC Siberian Milk);
7) OJSC WBD Foods shall provide a loan in an amount equivalent to 4,500,000.00 U.S. dollars to the debtor (OJSC Dairy Plant (Timashevsk)) (beneficiary: OJSC Dairy Plant (Timashevsk));
8) OJSC WBD Foods shall provide a loan in an amount equivalent to 600,000.00 U.S. dollars to the debtor (OJSC Ufamolagroprom) (beneficiary: OJSC Ufamolagroprom);
9) OJSC WBD Foods shall provide a loan in an amount equivalent to 14,100,000.00 U.S. dollars to the debtor (OJSC Tsaritsino Dairy Plant) (beneficiary: OJSC Tsaritsino Dairy Plant);

10) OJSC WBD Foods shall provide a loan in an amount equivalent to 4,750,000.00 U.S. dollars to the debtor (OJSC Moscow Baby Food Plant) (beneficiary: OJSC Moscow Baby Food Plant);

11) OJSC WBD Foods shall provide a loan in an amount equivalent to 140,000.00 U.S. dollars to the debtor (LLC Annino Dairy Plant) (beneficiary: LLC Annino Dairy Plant);

11.3. Be it resolved that a transaction involving an interested party with respect to the purchase from A. S. Orlov, member of the Board of Directors of OJSC WBD Foods, of 4,666 common registered shares of OJSC Children's Dairy Products Plant owned by him (at a price of 1,071.59 U.S. dollars per share), to a total sum of 5,000,038.94 U.S. dollars (beneficiary: A. S. Orlov), be approved.

11.4. Be it resolved that the following transactions involving interested parties be approved:

1) a suretyship guarantee of OJSC WBD Foods to HASSIA VERPACKUNGSMASCHINEN GmbH, Germany, on behalf of OJSC Kiev City Dairy Plant No. 3 for performance by same of its monetary obligations under a contract with HASSIA VERPACKUNGSMASCHINEN, Germany, to the extent that the same concerns installment payments in the amount of 582,750.00 Euros (beneficiary: OJSC Kiev City Dairy Plant No. 3);

2) a suretyship guarantee of OJSC WBD Foods to ERCA-FORMSEAL, France, on behalf of OJSC Kiev City Dairy Plant No. 3 for performance by same of its monetary obligations under a contract with ERCA-FORMSEAL, France, to the extent that the same concerns installment payments in the amount of 418,045.00 Euros (beneficiary: OJSC Kiev City Dairy Plant No. 3);

3) a suretyship guarantee of OJSC WBD Foods to GEA Westfalia Separator, Germany, on behalf of OJSC Kiev City Dairy Plant No. 3 for performance by same of its monetary obligations under a contract with GEA Westfalia Separator, Germany, to the extent that the same concerns installment payments in the amount of 1,923,252.00 Euros (beneficiary: OJSC Kiev City Dairy Plant No. 3);

4) a suretyship guarantee of OJSC WBD Foods to ERCA-FORMSEAL, France, on behalf of OJSC Siberian Dairy Plant for performance by same of its monetary obligations under a contract with ERCA-FORMSEAL, France, to the extent that the same concerns installment payments in the amount of 423,522.00 Euros (beneficiary: OJSC Siberian Dairy Plant);

5) a suretyship guarantee of OJSC WBD Foods to GEA Westfalia Separator, Germany, on behalf of OJSC Siberian Dairy Plant for performance by same of its monetary obligations under a contract with GEA Westfalia Separator, Germany, to the extent that the same concerns installment payments in the amount of 2,510,160.00 Euros (beneficiary: OJSC Siberian Dairy Plant);

6) a suretyship guarantee of OJSC WBD Foods to GEA Westfalia Separator, Germany, on behalf of OJSC Timashevsk Dairy Plant for performance by same of its monetary obligations under a contract with GEA Westfalia Separator, Germany, to the extent that the same concerns installment payments in the amount of 2,763,614.00 Euros (beneficiary: OJSC Timashevsk Dairy Plant);

7) a suretyship guarantee of OJSC WBD Foods to GEA Westfalia Separator, Germany, on behalf of Lianozovo Dairy Plant for performance by same of its monetary obligations under a contract with GEA Westfalia Separator, Germany, to the extent that the same concerns installment payments in the amount of 2,348,476.00 Euros (beneficiary: Lianozovo Dairy Plant).

11.5. Be it resolved that the following transactions involving interested parties with respect to acquisition by the Company of additional registered common shares of the following issuers (equity participations in the charter capitals of the following companies) for the following amounts, be approved:

1) acquisition of additional registered common shares of OJSC Lianozovo Dairy Plant for a sum not exceeding 330,000,000.00 rubles (beneficiary: OJSC WBD Foods);

2) acquisition of additional registered common shares of OJSC Tsaritsino Dairy Plant for a sum not exceeding 225,000,000.00 rubles (beneficiary: OJSC WBD Foods);

3) acquisition of an interest in the charter capital of LLC Annino Dairy Plant for a sum not exceeding 70,000,000.00 rubles (beneficiary: OJSC WBD Foods);

4) acquisition of additional registered common shares of OJSC Nizhny Novgorod Dairy Plant for a sum not exceeding 9,300,000.00 rubles (beneficiary: OJSC WBD Foods);

5) acquisition of additional registered common shares of OJSC Timashevsk Dairy Plant for a sum not exceeding 405,000,000.00 rubles (beneficiary: OJSC WBD Foods);

6) acquisition of additional registered common shares of OJSC Ufamolagroprom for a sum not exceeding 4,500,000.00 rubles (beneficiary: OJSC WBD Foods);

7) acquisition of additional registered common shares of OJSC Siberian Dairy Plant for a sum not exceeding 360,000,000.00 rubles (beneficiary: OJSC WBD Foods);

8) acquisition of additional registered common shares of OJSC Vladivostok Dairy Plant for a sum not exceeding 31,000,000.00 rubles (beneficiary: OJSC WBD Foods);

9) acquisition of additional registered common shares of SCJSC Karasuk Dairy Plant for a sum not exceeding 11,000,000.00 rubles (beneficiary: OJSC WBD Foods);

10) acquisition of additional registered common shares of CJSC Rubtsovo Dairy Plant for a sum not exceeding 34,000,000.00 rubles (beneficiary: OJSC WBD Foods);

11) acquisition of additional registered common shares of OJSC Bishkeksut for a sum not exceeding 1,000,000.00 U.S. dollars (beneficiary: OJSC WBD Foods);

12) acquisition of additional registered common shares of OJSC Kiev City Dairy Plant No. 3 for a sum not exceeding 15,300,000.00 U.S. dollars (beneficiary: OJSC WBD Foods);

13) acquisition of additional registered common shares of CJSC Trade Company Wimm-Bill-Dann for a sum not exceeding 240,000,000.00 rubles (beneficiary: OJSC WBD Foods);

14) acquisition of additional registered common shares of OJSC Ramenski Dairy Plant for a sum not exceeding 290,000,000.00 rubles (beneficiary: OJSC WBD Foods).

11.6. Be it resolved that the management board of OJSC WBD Foods arrange for an appraisal of the additional registered common shares of the above-named issuers, therewith engaging an independent appraiser to determine the redemption price of the aforesaid shares.

11.7. Be it resolved that the Chairman of the Management Board of OJSC WBD Foods be authorized to determine and reach agreement with issuers on the final terms and conditions of redemption of additional registered common shares (number of shares to be redeemed, their redemption price, redemption procedure, periods of redemption, etc.) within the limits of the amounts specified above.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WIMM-BILL-DANN FOODS OJSC

By: ______________________
Name: Mikhail V. Dubinin
Title: Deputy Chairman of the Management Board

Date: May 07, 2002